05006506

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

To:	Mr. Paul Dudek Securities and Exchange Commission	Fax:	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	Date:	03/09/05
Re:	Exemption No: 82-5037	Pages:	83

SUPPL

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

dlw 3/17


POOL

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

March 8, 2005

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a French version of the Annual Management Discussion & Analysis. This was filed with the provincial securities commissions.
2. A copy of a French version of the Annual Financial Statements. This was filed with the provincial securities commissions.
3. A copy of a French version of the interim First Quarter Report. This was filed with the provincial securities commissions.

Yours very truly,

C Vancha

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

RAPPORT DE GESTION 2004

Le rapport de gestion a été préparé à partir de renseignements à la disposition de Saskatchewan Wheat Pool en date du 27 octobre 2004. La direction a préparé ce rapport en vue d'aider les lecteurs à interpréter les résultats financiers de l'exercice terminé le 31 juillet 2004 et à comprendre le secteur et le marché dans lesquels la société exerce ses activités de même que les tendances pouvant influer sur les résultats de son exploitation et sa situation financière à l'avenir. Des renseignements additionnels sur Saskatchewan Wheat Pool, incluant la notice annuelle, peuvent être obtenus sur SEDAR sous la raison sociale de la société à l'adresse www.sedar.com.

RÉORGANISATION FINANCIÈRE ET COMPTABILITÉ « NOUVEAU DÉPART »

La société a effectué une réorganisation financière avec prise d'effet le 31 janvier 2003. Cette réorganisation a été comptabilisée selon les principes de la réévaluation exhaustive (comptabilité « nouveau départ ») conformément aux principes comptables généralement reconnus (PCGR) du Canada. Par conséquent, la société a supprimé son déficit et réévalué la totalité de ses actifs et de ses passifs à leur juste valeur estimative. Les bilans contenus dans le présent rapport annuel sont présentés après la réorganisation en date des 31 juillet 2004 et 31 juillet 2003.

Les états consolidés des résultats et des bénéfices non répartis (du déficit) et les états consolidés des flux de trésorerie comprennent les résultats financiers de l'exercice terminé le 31 juillet 2004 et du semestre terminé le 31 juillet 2003 après la réorganisation. Les états financiers incluent également les résultats du semestre terminé le 31 janvier 2003 avant la réorganisation. Les intérêts débiteurs et l'amortissement de la période écoulée du 1er août 2002 au 31 janvier 2003 traduisent la valeur des actifs et des passifs avant la réorganisation. Par conséquent, le total cumulatif des deux semestres de 2003 ne peut être comparé aux résultats de l'exercice 2004.

ACTIVITÉS ABANDONNÉES

La société s'est retirée des activités liées à l'élevage porcin, la préparation des aliments du bétail et l'aquaculture durant l'exercice 2004. Les résultats de ces activités, auparavant constatés sous la rubrique Autres, ont été classés à titre d'activités abandonnées dans l'état consolidé des résultats et des bénéfices non répartis (du déficit). Les résultats des périodes antérieures ont été retraités pour refléter les activités poursuivies et les activités abandonnées. Les lecteurs peuvent consulter la note 4 des notes complémentaires pour plus de renseignements.

APERÇU DE LA SOCIÉTÉ

La société est une agro-entreprise canadienne à intégration verticale exerçant ses activités dans trois secteurs d'activité agricoles connexes. Elle représente la plus vaste agro-entreprise cotée en Bourse de la Saskatchewan et la seconde en importance dans l'Ouest canadien.

La manutention et la commercialisation des grains, la vente de produits agroalimentaires et la transformation de l'avoine sont les principales activités de l'entreprise. Cette dernière mène également des activités de transformation de produits agricoles par l'entremise d'une société affiliée et au moyen d'alliances stratégiques et de contrats d'approvisionnement.

L'exercice de la société court du 1er août au 31 juillet conformément à une année d'exploitation agricole traditionnelle. La majorité des ventes de produits agroalimentaires durant chaque exercice sont effectuées au quatrième trimestre, soit au printemps et à l'été au moment où les récoltes futures sont mises en terre et où elles mûrissent. Pour ce qui est du grain, comme les récoltes ont lieu à l'automne, la société ne commence à recevoir de nouveaux volumes de grain qu'au premier trimestre du prochain exercice.

MODÈLE D'ENTREPRISE

Le modèle d'entreprise de Saskatchewan Wheat Pool vise à optimiser la position de la société dans le pipeline agroalimentaire en assurant un lien entre les producteurs (et leurs marchandises) et des clients partout dans le monde, dégageant des produits à chaque étape du pipeline à valeur ajoutée.

Le pipeline débute avec le producteur. La société travaille en collaboration avec les producteurs clients pour offrir des variétés spécialisées de grains et d'oléagineux, de même que des engrais, des intrants de culture et des services agronomiques en vue d'appuyer la production de marchandises de grande qualité à rendement élevé exigées par le marché international. Par l'entremise de contrats de production, de primes de transport routier et de programmes de mise en marché ciblés, la société attire les grains vers son réseau de manutention à haute capacité dans les Prairies où les produits sont nettoyés, séchés et mélangés avant d'être vendus sur le marché national et à l'exportation. La société commercialise le grain pour le compte de clients finaux par le biais de spécialistes ou de la Commission canadienne du blé (CCB), expédiant les produits par camion ou par train aux utilisateurs nationaux ou aux points d'exportation. En ce qui concerne les marchés internationaux, les produits sont généralement acheminés par l'intermédiaire d'un des terminaux portuaires de la société aux utilisateurs finaux où ils sont alors transformés en aliments ou en d'autres produits.

MANUTENTION ET COMMERCIALISATION DES GRAINS

Les activités de manutention et de commercialisation des grains de la société comprennent 43 terminaux à haute capacité de manutention et de commercialisation des grains et sept installations de nettoyage et de manutention des cultures spéciales établies de manière stratégique dans les principales régions agricoles de l'Ouest canadien. Elles comportent également deux terminaux portuaires d'exportation lui appartenant en totalité situés à Vancouver, en Colombie-Britannique, et à Thunder Bay, en Ontario. La société détient enfin des participations dans des installations d'exportations à Prince Rupert, en Colombie-Britannique.

SECTEUR D'ACTIVITÉ DES PRODUITS AGROALIMENTAIRES

Les activités de la société au titre des produits agroalimentaires s'appuient sur 100 établissements de détail situés dans tout l'Ouest canadien, incluant la majorité des installations de manutention et de commercialisation des grains par l'entremise desquelles la société vend des semences, des engrais, des produits antiparasitaires à usage agricole et du matériel agricole, comme des silos à grain. Le secteur des produits agroalimentaires comporte aussi un centre de recherche et développement situé à l'université de la Saskatchewan de même que la quote-part de la société dans Western Co-operative Fertilizers (WCFL), une société affiliée en copropriété exerçant ses activités dans le commerce de gros des engrais à Calgary, en Alberta. Grâce à ses alliances stratégiques avec Financement agricole Canada et John Deere Credit, la société offre également des services de financement des produits agroalimentaires aux producteurs des Prairies.

TRANSFORMATION DES PRODUITS AGRICOLES

Les intérêts considérables de la société dans le secteur de la transformation des produits agricoles comprennent les activités de Can-Oat Milling, le plus important floconnier industriel à l'échelle mondiale, dont les établissements sont situés à Portage la Prairie, au Manitoba, et à Martensville, en Saskatchewan, ainsi que sa participation de 42 % dans Prairie Malt Limited, l'une des plus importantes malteries industrielles autonomes en Amérique du Nord, située à Biggar, en Saskatchewan.

MARCHÉ

Durant les premières années, la manutention de grains dans l'Ouest canadien était dominée par les coopératives appartenant à des exploitants agricoles, mais durant la dernière décennie, les multinationales du secteur privé sont entrées sur le marché et les coopératives se sont inscrites en Bourse de manière à pouvoir plus facilement mobiliser les capitaux nécessaires pour reconstruire l'infrastructure et maintenir leur compétitivité. La déréglementation du secteur ferroviaire s'est révélée le plus important facteur de changement compte tenu de la suppression des subventions au transport et de l'abandon subséquent par les sociétés ferroviaires de voies ferrées secondaires et tertiaires. Cette situation a obligé les sociétés céréalières à remplacer les élévateurs en bois désuets par de nouvelles installations sur les voies principales.

Les économies d'échelle sont essentielles pour faire face à la concurrence. Les élévateurs de première génération d'une capacité de 2 500 à 7 500 tonnes métriques (tm) ont été remplacés par des installations en béton à capacité accrue de l'ordre de 20 000 à 40 000 tm. Bien que les concurrents continuent de fermer de plus petites installations en bois existantes, la construction d'installations de production à capacité supérieure est pratiquement terminée. Toutefois, certains concurrents continuent d'améliorer les installations existantes en ajoutant des places de wagons et des capacités d'entreposage. Les capacités excédentaires sont d'environ 25 % dans l'Ouest canadien. La consolidation devrait se poursuivre, mais le rythme dépendra quelque peu de toute autre déréglementation dans le secteur.

Nous remarquons une concentration marquée des principaux concurrents, dont sept au Canada parmi lesquels quatre possèdent des terminaux portuaires. Compte tenu de la fusion d'Alberta Wheat Pool et de Manitoba Pool Elevators pour créer Agricore, puis de la fusion d'Agricore et de United Grain Growers pour former Agricore United, deux entreprises, soit Saskatchewan Wheat Pool et Agricore United, dominent le marché de l'Ouest canadien avec une part de marché globale d'environ 51 %. Les quatre principaux concurrents, soit la société, Agricore United, James Richardson et Cargill, détiennent 67 % des capacités autorisées.

Le transport de grains a fait l'objet de transformations majeures également, non seulement en raison de l'abandon de voies ferrées, mais également du fait que les sociétés ferroviaires procurent maintenant aux entreprises céréalières des primes de chargement sur plusieurs wagons assurant l'efficacité opérationnelle, la réduction des coûts et l'accroissement des produits. Il est beaucoup plus avantageux pour une société ferroviaire de réunir 50 à 100 wagons à un endroit, d'en assurer le chargement dans un délai de 24 heures et d'acheminer le grain à destination avec un seul train de wagons.

GRAINS ET OLÉAGINEUX

L'Ouest canadien produit en moyenne 53 millions de tonnes métriques (Mtm) de grains et d'oléagineux annuellement, dont une tranche de 63 % ou de 33 Mtm est à la disposition des sociétés de manutention de grains des Prairies pour commercialisation auprès des clients finaux.

La région des Prairies a été marquée par des périodes persistantes de sécheresse depuis la saison de croissance de 2001, ce qui a contribué à réduire considérablement les niveaux de production et la qualité des grains et des oléagineux. Les récoltes disponibles durant l'exercice 2004 (récoltées à l'automne 2003) ont atteint 89 % de la moyenne sur cinq ans dans l'Ouest canadien. Toutefois, en Saskatchewan où 50 % de toute la production canadienne de grains et oléagineux sont tirés, la production ne s'est établie qu'à 80 % de la moyenne sur cinq ans, soit 21,7 Mtm, en raison de la sécheresse extrême affichée à la fin de juillet et en août. Bien que cette sécheresse se soit répercutée sur le rendement (le nombre de boisseaux par acre), la chaleur a accru la qualité des récoltes, ce qui s'est traduit par des occasions d'exportations plus nombreuses pour tout le secteur.

L'humidité excessive durant le printemps et l'été 2004 a permis d'atténuer les effets de la sécheresse dans toutes les Prairies et dès juin 2004, la région escomptait une première récolte exceptionnelle depuis plusieurs années. Toutefois, la pluie persistante et le temps plus froid durant la seconde moitié de la saison de croissance ont contribué à ralentir le mûrissement des récoltes tandis qu'un gel hâtif le 20 août 2004 a réduit la production estimative et la qualité des récoltes. Selon les estimations d'octobre 2004 de Statistique Canada, les récoltes en provenance de l'Ouest canadien disponibles pour l'exercice 2005 devraient atteindre 50,5 Mtm ou 96 % de la moyenne des cinq exercices précédents. En Saskatchewan, le principal marché de la société, la production devrait s'établir à 94 % de la moyenne des cinq exercices précédents. Au 27 octobre, les récoltes étaient terminées dans une proportion d'environ 90 %. Les données relatives à la production finale ne sont pas attendues avant décembre 2004.

Les activités de manutention de grains sont saisonnières et elles atteignent généralement un sommet durant les périodes d'août à octobre et de mai à juillet, soit les premier et quatrième trimestres de la société.

La Commission canadienne du blé est le seul exportateur de blé et d'orge (grains de la Commission) en provenance de l'Ouest canadien. Environ 60 % des expéditions totales de la société sont sous forme de grains de la Commission (moyenne sur cinq ans). La société achète et met en marché également pour son compte des grains hors Commission, comme le colza canola, l'avoine, les pois et la moutarde. Les grains sont classés, évalués et vérifiés par la Commission canadienne des grains d'abord dans les Prairies avant leur expédition et ensuite au port avant leur chargement à bord des bateaux.

Les entreprises de manutention de grains commercialisent le grain hors Commission et les oléagineux directement pour le compte des clients finaux au Canada et sur le marché international. Une tranche considérable de la demande internationale adressée à la société est garantie au moyen d'alliances stratégiques et de contrats d'approvisionnement avec des entreprises de transformation des produits agricoles et des sociétés de négociation de marchandises à l'échelle mondiale.

En 2004, les exportations ont rebondi pour atteindre 92 % de la moyenne sur cinq ans. La qualité supérieure des récoltes par rapport à l'an dernier et la demande accrue en provenance du marché international des exportations résultant de récoltes médiocres en Europe, ont contribué à accroître les occasions d'exportations pour le secteur.

La CCB a joué un rôle important dans le cadre du transport du blé et de l'orge. Elle attribue 80 % des wagons selon une formule qui calcule les livraisons de grains faites par chaque entreprise céréalière au cours des 18 semaines précédentes. La tranche restante de 20 % du programme de vente de la CCB est mise à l'enchère et les entreprises céréalières peuvent faire des soumissions à l'égard des wagons. Les soumissionnaires gagnants ont la possibilité de garer ces wagons à n'importe quel endroit et de travailler en collaboration avec les producteurs régionaux de manière à obtenir le grain à temps pour maximiser l'efficience.





MARCHÉ DES PRODUITS AGROALIMENTAIRES

Le secteur d'activité des produits agroalimentaires de l'Ouest canadien représente un marché arrivé à maturité sur lequel rivalisent environ 240 concurrents desservant 900 emplacements dans tout l'Ouest canadien (750 établissements de détail sur le marché de la société). Des détaillants indépendants détenant environ 30 % du marché de même qu'une gamme d'importants manutentionnaires de grains vendent des semences, des engrais, des produits antiparasitaires à usage agricole et du petit matériel agricole. Le chiffre d'affaire total du marché est d'environ 2,9 G$.

La société rivalise sur 17 marchés dont elle assure la couverture efficace dans une proportion d'environ 2,5 G$. Elle ne mène aucune activité dans des établissements de service locaux du Manitoba et de l'Alberta et, par conséquent, elle n'a pas accès à la totalité de leurs marchés. La faiblesse des prix des récoltes et la médiocrité des conditions de croissance exercent des pressions sur les volumes et les marges à l'occasion, mais en général, le secteur a toujours dégagé des marges bénéficiaires brutes dans le secteur de détail de l'ordre de 15 %.

La superficie totale du marché d'environ 62 millions d'acres est demeurée essentiellement la même durant les cinq dernières années, affichant toutefois une certaine croissance au titre des ventes de semences en raison de la réorientation des producteurs de récoltes céréalières vers celles de colza canola et de cultures spécialisées.

La superficie ensemencée des récoltes varie d'une année à l'autre en fonction principalement des prévisions au titre des prix et des coûts des intrants. Actuellement, l'augmentation progressive des cultures spéciales (pois, lentilles, moutarde et graines à canaris), qui sont passées de 1,5 million d'acres en 1990-1991 à 6,2 millions d'acres en 2004, est la seule tendance à long terme influant sur la superficie ensemencée. Cette croissance pourrait avoir atteint son point culminant, puisque le Canada se taille maintenant une part de 50 % des exportations mondiales d'un grand nombre de ces récoltes.

Le nombre de producteurs a reculé progressivement tandis que le nombre moyen d'acres cultivés, incluant les terres détenues et louées, a été porté à 1 600 acres, se traduisant par un nombre moindre de clients occupant une plus vaste superficie. Par conséquent, les prix, la disponibilité, les renseignements et le service représentent des facteurs de vente importants dans ce secteur d'activité.

Le secteur est fortement saisonnier, environ 75 % des semences, des engrais et des produits antiparasitaires à usage agricole étant vendus et livrés durant la période écoulée de la mi-avril à la fin de juin durant une année typique. La saison de l'automne qui va d'août à novembre représente environ 15 % des activités. Le marché dépend également fortement du climat, puisque le gel et la neige peuvent mettre

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

To:	Mr. Paul Dudek Securities and Exchange Commission	Fax:	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	Date:	03/09/05
Re:	Exemption No: 82-5037	Pages:	83

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle



Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

March 8, 2005

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a French version of the Annual Management Discussion & Analysis. This was filed with the provincial securities commissions.
2. A copy of a French version of the Annual Financial Statements. This was filed with the provincial securities commissions.
3. A copy of a French version of the interim First Quarter Report. This was filed with the provincial securities commissions.

Yours very truly,

C Vancha

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

RAPPORT DE GESTION 2004

Le rapport de gestion a été préparé à partir de renseignements à la disposition de Saskatchewan Wheat Pool en date du 27 octobre 2004. La direction a préparé ce rapport en vue d'aider les lecteurs à interpréter les résultats financiers de l'exercice terminé le 31 juillet 2004 et à comprendre le secteur et le marché dans lesquels la société exerce ses activités de même que les tendances pouvant influer sur les résultats de son exploitation et sa situation financière à l'avenir. Des renseignements additionnels sur Saskatchewan Wheat Pool, incluant la notice annuelle, peuvent être obtenus sur SEDAR sous la raison sociale de la société à l'adresse www.sedar.com.

RÉORGANISATION FINANCIÈRE ET COMPTABILITÉ « NOUVEAU DÉPART »

La société a effectué une réorganisation financière avec prise d'effet le 31 janvier 2003. Cette réorganisation a été comptabilisée selon les principes de la réévaluation exhaustive (comptabilité « nouveau départ ») conformément aux principes comptables généralement reconnus (PCGR) du Canada. Par conséquent, la société a supprimé son déficit et réévalué la totalité de ses actifs et de ses passifs à leur juste valeur estimative. Les bilans contenus dans le présent rapport annuel sont présentés après la réorganisation en date des 31 juillet 2004 et 31 juillet 2003.

Les états consolidés des résultats et des bénéfices non répartis (du déficit) et les états consolidés des flux de trésorerie comprennent les résultats financiers de l'exercice terminé le 31 juillet 2004 et du semestre terminé le 31 juillet 2003 après la réorganisation. Les états financiers incluent également les résultats du semestre terminé le 31 janvier 2003 avant la réorganisation. Les intérêts débiteurs et l'amortissement de la période écoulée du 1er août 2002 au 31 janvier 2003 traduisent la valeur des actifs et des passifs avant la réorganisation. Par conséquent, le total cumulatif des deux semestres de 2003 ne peut être comparé aux résultats de l'exercice 2004.

ACTIVITÉS ABANDONNÉES

La société s'est retirée des activités liées à l'élevage porcin, la préparation des aliments du bétail et l'aquaculture durant l'exercice 2004. Les résultats de ces activités, auparavant constatés sous la rubrique Autres, ont été classés à titre d'activités abandonnées dans l'état consolidé des résultats et des bénéfices non répartis (du déficit). Les résultats des périodes antérieures ont été retraités pour refléter les activités poursuivies et les activités abandonnées. Les lecteurs peuvent consulter la note 4 des notes complémentaires pour plus de renseignements.

APERÇU DE LA SOCIÉTÉ

La société est une agro-entreprise canadienne à intégration verticale exerçant ses activités dans trois secteurs d'activité agricoles connexes. Elle représente la plus vaste agro-entreprise cotée en Bourse de la Saskatchewan et la seconde en importance dans l'Ouest canadien.

La manutention et la commercialisation des grains, la vente de produits agroalimentaires et la transformation de l'avoine sont les principales activités de l'entreprise. Cette dernière mène également des activités de transformation de produits agricoles par l'entremise d'une société affiliée et au moyen d'alliances stratégiques et de contrats d'approvisionnement.

L'exercice de la société court du 1er août au 31 juillet conformément à une année d'exploitation agricole traditionnelle. La majorité des ventes de produits agroalimentaires durant chaque exercice sont effectuées au quatrième trimestre, soit au printemps et à l'été au moment où les récoltes futures sont mises en terre et où elles mûrissent. Pour ce qui est du grain, comme les récoltes ont lieu à l'automne, la société ne commence à recevoir de nouveaux volumes de grain qu'au premier trimestre du prochain exercice.

MODÈLE D'ENTREPRISE

Le modèle d'entreprise de Saskatchewan Wheat Pool vise à optimiser la position de la société dans le pipeline agroalimentaire en assurant un lien entre les producteurs (et leurs marchandises) et des clients partout dans le monde, dégageant des produits à chaque étape du pipeline à valeur ajoutée.

Le pipeline débute avec le producteur. La société travaille en collaboration avec les producteurs clients pour offrir des variétés spécialisées de grains et d'oléagineux, de même que des engrais, des intrants de culture et des services agronomiques en vue d'appuyer la production de marchandises de grande qualité à rendement élevé exigées par le marché international. Par l'entremise de contrats de production, de primes de transport routier et de programmes de mise en marché ciblés, la société attire les grains vers son réseau de manutention à haute capacité dans les Prairies où les produits sont nettoyés, séchés et mélangés avant d'être vendus sur le marché national et à l'exportation. La société commercialise le grain pour le compte de clients finaux par le biais de spécialistes ou de la Commission canadienne du blé (CCB), expédiant les produits par camion ou par train aux utilisateurs nationaux ou aux points d'exportation. En ce qui concerne les marchés internationaux, les produits sont généralement acheminés par l'intermédiaire d'un des terminaux portuaires de la société aux utilisateurs finaux où ils sont alors transformés en aliments ou en d'autres produits.

MANUTENTION ET COMMERCIALISATION DES GRAINS

Les activités de manutention et de commercialisation des grains de la société comprennent 43 terminaux à haute capacité de manutention et de commercialisation des grains et sept installations de nettoyage et de manutention des cultures spéciales établies de manière stratégique dans les principales régions agricoles de l'Ouest canadien. Elles comportent également deux terminaux portuaires d'exportation lui appartenant en totalité situés à Vancouver, en Colombie-Britannique, et à Thunder Bay, en Ontario. La société détient enfin des participations dans des installations d'exportations à Prince Rupert, en Colombie-Britannique.

SECTEUR D'ACTIVITÉ DES PRODUITS AGROALIMENTAIRES

Les activités de la société au titre des produits agroalimentaires s'appuient sur 100 établissements de détail situés dans tout l'Ouest canadien, incluant la majorité des installations de manutention et de commercialisation des grains par l'entremise desquelles la société vend des semences, des engrais, des produits antiparasitaires à usage agricole et du matériel agricole, comme des silos à grain. Le secteur des produits agroalimentaires comporte aussi un centre de recherche et développement situé à l'université de la Saskatchewan de même que la quote-part de la société dans Western Co-operative Fertilizers (WCFL), une société affiliée en copropriété exerçant ses activités dans le commerce de gros des engrais à Calgary, en Alberta. Grâce à ses alliances stratégiques avec Financement agricole Canada et John Deere Credit, la société offre également des services de financement des produits agroalimentaires aux producteurs des Prairies.

TRANSFORMATION DES PRODUITS AGRICOLES

Les intérêts considérables de la société dans le secteur de la transformation des produits agricoles comprennent les activités de Can-Oat Milling, le plus important floconnier industriel à l'échelle mondiale, dont les établissements sont situés à Portage la Prairie, au Manitoba, et à Martensville, en Saskatchewan, ainsi que sa participation de 42 % dans Prairie Malt Limited, l'une des plus importantes malteries industrielles autonomes en Amérique du Nord, située à Biggar, en Saskatchewan.

MARCHÉ

Durant les premières années, la manutention de grains dans l'Ouest canadien était dominée par les coopératives appartenant à des exploitants agricoles, mais durant la dernière décennie, les multinationales du secteur privé sont entrées sur le marché et les coopératives se sont inscrites en Bourse de manière à pouvoir plus facilement mobiliser les capitaux nécessaires pour reconstruire l'infrastructure et maintenir leur compétitivité. La déréglementation du secteur ferroviaire s'est révélée le plus important facteur de changement compte tenu de la suppression des subventions au transport et de l'abandon subséquent par les sociétés ferroviaires de voies ferrées secondaires et tertiaires. Cette situation a obligé les sociétés céréalières à remplacer les élévateurs en bois désuets par de nouvelles installations sur les voies principales.

Les économies d'échelle sont essentielles pour faire face à la concurrence. Les élévateurs de première génération d'une capacité de 2 500 à 7 500 tonnes métriques (tm) ont été remplacés par des installations en béton à capacité accrue de l'ordre de 20 000 à 40 000 tm. Bien que les concurrents continuent de fermer de plus petites installations en bois existantes, la construction d'installations de production à capacité supérieure est pratiquement terminée. Toutefois, certains concurrents continuent d'améliorer les installations existantes en ajoutant des places de wagons et des capacités d'entreposage. Les capacités excédentaires sont d'environ 25 % dans l'Ouest canadien. La consolidation devrait se poursuivre, mais le rythme dépendra quelque peu de toute autre déréglementation dans le secteur.

Nous remarquons une concentration marquée des principaux concurrents, dont sept au Canada parmi lesquels quatre possèdent des terminaux portuaires. Compte tenu de la fusion d'Alberta Wheat Pool et de Manitoba Pool Elevators pour créer Agricore, puis de la fusion d'Agricore et de United Grain Growers pour former Agricore United, deux entreprises, soit Saskatchewan Wheat Pool et Agricore United, dominent le marché de l'Ouest canadien avec une part de marché globale d'environ 51 %. Les quatre principaux concurrents, soit la société, Agricore United, James Richardson et Cargill, détiennent 67 % des capacités autorisées.

Le transport de grains a fait l'objet de transformations majeures également, non seulement en raison de l'abandon de voies ferrées, mais également du fait que les sociétés ferroviaires procurent maintenant aux entreprises céréalières des primes de chargement sur plusieurs wagons assurant l'efficacité opérationnelle, la réduction des coûts et l'accroissement des produits. Il est beaucoup plus avantageux pour une société ferroviaire de réunir 50 à 100 wagons à un endroit, d'en assurer le chargement dans un délai de 24 heures et d'acheminer le grain à destination avec un seul train de wagons.

GRAINS ET OLÉAGINEUX

L'Ouest canadien produit en moyenne 53 millions de tonnes métriques (Mtm) de grains et d'oléagineux annuellement, dont une tranche de 63 % ou de 33 Mtm est à la disposition des sociétés de manutention de grains des Prairies pour commercialisation auprès des clients finaux.

La région des Prairies a été marquée par des périodes persistantes de sécheresse depuis la saison de croissance de 2001, ce qui a contribué à réduire considérablement les niveaux de production et la qualité des grains et des oléagineux. Les récoltes disponibles durant l'exercice 2004 (récoltées à l'automne 2003) ont atteint 89 % de la moyenne sur cinq ans dans l'Ouest canadien. Toutefois, en Saskatchewan où 50 % de toute la production canadienne de grains et oléagineux sont tirés, la production ne s'est établie qu'à 80 % de la moyenne sur cinq ans, soit 21,7 Mtm, en raison de la sécheresse extrême affichée à la fin de juillet et en août. Bien que cette sécheresse se soit répercutée sur le rendement (le nombre de boisseaux par acre), la chaleur a accru la qualité des récoltes, ce qui s'est traduit par des occasions d'exportations plus nombreuses pour tout le secteur.

L'humidité excessive durant le printemps et l'été 2004 a permis d'atténuer les effets de la sécheresse dans toutes les Prairies et dès juin 2004, la région escomptait une première récolte exceptionnelle depuis plusieurs années. Toutefois, la pluie persistante et le temps plus froid durant la seconde moitié de la saison de croissance ont contribué à ralentir le mûrissement des récoltes tandis qu'un gel hâtif le 20 août 2004 a réduit la production estimative et la qualité des récoltes. Selon les estimations d'octobre 2004 de Statistique Canada, les récoltes en provenance de l'Ouest canadien disponibles pour l'exercice 2005 devraient atteindre 50,5 Mtm ou 96 % de la moyenne des cinq exercices précédents. En Saskatchewan, le principal marché de la société, la production devrait s'établir à 94 % de la moyenne des cinq exercices précédents. Au 27 octobre, les récoltes étaient terminées dans une proportion d'environ 90 %. Les données relatives à la production finale ne sont pas attendues avant décembre 2004.

Les activités de manutention de grains sont saisonnières et elles atteignent généralement un sommet durant les périodes d'août à octobre et de mai à juillet, soit les premier et quatrième trimestres de la société.

La Commission canadienne du blé est le seul exportateur de blé et d'orge (grains de la Commission) en provenance de l'Ouest canadien. Environ 60 % des expéditions totales de la société sont sous forme de grains de la Commission (moyenne sur cinq ans). La société achète et met en marché également pour son compte des grains hors Commission, comme le colza canola, l'avoine, les pois et la moutarde. Les grains sont classés, évalués et vérifiés par la Commission canadienne des grains d'abord dans les Prairies avant leur expédition et ensuite au port avant leur chargement à bord des bateaux.

Les entreprises de manutention de grains commercialisent le grain hors Commission et les oléagineux directement pour le compte des clients finaux au Canada et sur le marché international. Une tranche considérable de la demande internationale adressée à la société est garantie au moyen d'alliances stratégiques et de contrats d'approvisionnement avec des entreprises de transformation des produits agricoles et des sociétés de négociation de marchandises à l'échelle mondiale.

En 2004, les exportations ont rebondi pour atteindre 92 % de la moyenne sur cinq ans. La qualité supérieure des récoltes par rapport à l'an dernier et la demande accrue en provenance du marché international des exportations résultant de récoltes médiocres en Europe, ont contribué à accroître les occasions d'exportations pour le secteur.

La CCB a joué un rôle important dans le cadre du transport du blé et de l'orge. Elle attribue 80 % des wagons selon une formule qui calcule les livraisons de grains faites par chaque entreprise céréalière au cours des 18 semaines précédentes. La tranche restante de 20 % du programme de vente de la CCB est mise à l'enchère et les entreprises céréalières peuvent faire des soumissions à l'égard des wagons. Les soumissionnaires gagnants ont la possibilité de garer ces wagons à n'importe quel endroit et de travailler en collaboration avec les producteurs régionaux de manière à obtenir le grain à temps pour maximiser l'efficience.




EXPORTATIONS
CANADIENNES
EXCLUANT
LES PRODUITS
Moyenne

MARCHÉ DES PRODUITS AGROALIMENTAIRES

Le secteur d'activité des produits agroalimentaires de l'Ouest canadien représente un marché arrivé à maturité sur lequel rivalisent environ 240 concurrents desservant 900 emplacements dans tout l'Ouest canadien (750 établissements de détail sur le marché de la société). Des détaillants indépendants détenant environ 30 % du marché de même qu'une gamme d'importants manutentionnaires de grains vendent des semences, des engrais, des produits antiparasitaires à usage agricole et du petit matériel agricole. Le chiffre d'affaire total du marché est d'environ 2,9 G$.

La société rivalise sur 17 marchés dont elle assure la couverture efficace dans une proportion d'environ 2,5 G$. Elle ne mène aucune activité dans des établissements de service locaux du Manitoba et de l'Alberta et, par conséquent, elle n'a pas accès à la totalité de leurs marchés. La faiblesse des prix des récoltes et la médiocrité des conditions de croissance exercent des pressions sur les volumes et les marges à l'occasion, mais en général, le secteur a toujours dégagé des marges bénéficiaires brutes dans le secteur de détail de l'ordre de 15 %.

La superficie totale du marché d'environ 62 millions d'acres est demeurée essentiellement la même durant les cinq dernières années, affichant toutefois une certaine croissance au titre des ventes de semences en raison de la réorientation des producteurs de récoltes céréalières vers celles de colza canola et de cultures spécialisées.

La superficie ensemencée des récoltes varie d'une année à l'autre en fonction principalement des prévisions au titre des prix et des coûts des intrants. Actuellement, l'augmentation progressive des cultures spéciales (pois, lentilles, moutarde et graines à canaris), qui sont passées de 1,5 million d'acres en 1990-1991 à 6,2 millions d'acres en 2004, est la seule tendance à long terme influant sur la superficie ensemencée. Cette croissance pourrait avoir atteint son point culminant, puisque le Canada se taille maintenant une part de 50 % des exportations mondiales d'un grand nombre de ces récoltes.

Le nombre de producteurs a reculé progressivement tandis que le nombre moyen d'acres cultivés, incluant les terres détenues et louées, a été porté à 1 600 acres, se traduisant par un nombre moindre de clients occupant une plus vaste superficie. Par conséquent, les prix, la disponibilité, les renseignements et le service représentent des facteurs de vente importants dans ce secteur d'activité.

Le secteur est fortement saisonnier, environ 75 % des semences, des engrais et des produits antiparasitaires à usage agricole étant vendus et livrés durant la période écoulée de la mi-avril à la fin de juin durant une année typique. La saison de l'automne qui va d'ao0t à novembre représente environ 15 % des activités. Le marché dépend également fortement du climat, puisque le gel et la neige peuvent mettre fin à la saison. Une forte application de l'un ou l'autre produit à l'automne peut contribuer à restreindre certaines exigences techniques du printemps puisque aucun autre engrais ne sera nécessaire au printemps, tandis que d'autres produits, comme les herbicides, ne sont aucunement touchés par les conditions d'application à l'automne et doivent être appliqués de nouveau au printemps.

Le secteur est largement tributaire des conditions météorologiques et des prix des marchandises. Si on prévoit que les conditions de croissance seront médiocres ou que les prix des marchandises vont reculer sensiblement, les ventes peuvent en souffrir, puisque les producteurs ne pourront justifier le coût des intrants en termes de rendement du capital investi.

[illegible] également influer sur les comportements d'achat. La tarification dépend

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

To:	Mr. Paul Dudek Securities and Exchange Commission	**Fax:**	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	**Date:**	03/03/05
Re:	Exemption No: 82-5037	**Pages:**	3

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle



Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

March 3, 2005

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of news release regarding new grain volume insurance for the Pool. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

C Vancha

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment



Saskatchewan Wheat Pool

For Immediate Release
Date: March 3, 2005
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.NV.B

POOL ANNOUNCES NEW GRAIN VOLUME INSURANCE

Saskatchewan Wheat Pool today announced a new grain volume insurance program with coverage for fiscal 2006. The program was developed with the assistance of Toronto based reinsurance brokerage Aon Re Canada Inc., a unit of Aon Corporation.

The Pool's new program is designed to improve earnings and cash flow stability within the company's core business of grain handling in years of poor grain volumes. Coverage under the new grain volume insurance is based on production of the six major crops in Western Canada (wheat, barley, canola, oats, peas and flaxseed) as reported by Statistics Canada. The program provides a maximum payment of $30 million. Partial payments will be triggered if production falls by more than 20 per cent and full pay out will occur if production drops by approximately 45 per cent.

"Our new coverage will better position the Pool to maintain cash flows at levels that will adequately prevent financial deterioration for the company if the industry experiences low production due to weather or other unpredictable events. The program complements what we are doing overall as a company to secure the future of Saskatchewan Wheat Pool for the benefit of our shareholders and our customers," said Wayne Cheeseman, Saskatchewan Wheat Pool's Chief Financial Officer.

Headquartered in Chicago, Illinois, Aon is a world leader in risk management, insurance and reinsurance brokerage, and human capital consulting services. Aon is a publicly traded company with its shares listed on the New York Stock Exchange.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's Class "B" shares are listed on the Toronto Stock Exchange under the symbol SWP.NV.B.

-30-

For more information:

Susan Cline
306-569-6948
Investor Relations and Communications
Saskatchewan Wheat Pool

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

To:	Mr. Paul Dudek Securities and Exchange Commission	Fax:	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	Date:	03/09/05
Re:	Exemption No: 82-5037	Pages:	83

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Sending in 2 parts

pages 1 to 40

then

40 to 83



Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

March 8, 2005

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a French version of the Annual Management Discussion & Analysis. This was filed with the provincial securities commissions.

2. A copy of a French version of the Annual Financial Statements. This was filed with the provincial securities commissions.

3. A copy of a French version of the interim First Quarter Report. This was filed with the provincial securities commissions.

Yours very truly,

C Varela

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

RAPPORT DE GESTION 2004

Le rapport de gestion a été préparé à partir de renseignements à la disposition de Saskatchewan Wheat Pool en date du 27 octobre 2004. La direction a préparé ce rapport en vue d'aider les lecteurs à interpréter les résultats financiers de l'exercice terminé le 31 juillet 2004 et à comprendre le secteur et le marché dans lesquels la société exerce ses activités de même que les tendances pouvant influer sur les résultats de son exploitation et sa situation financière à l'avenir. Des renseignements additionnels sur Saskatchewan Wheat Pool, incluant la notice annuelle, peuvent être obtenus sur SEDAR sous la raison sociale de la société à l'adresse www.sedar.com.

RÉORGANISATION FINANCIÈRE ET COMPTABILITÉ « NOUVEAU DÉPART »

La société a effectué une réorganisation financière avec prise d'effet le 31 janvier 2003. Cette réorganisation a été comptabilisée selon les principes de la réévaluation exhaustive (comptabilité « nouveau départ ») conformément aux principes comptables généralement reconnus (PCGR) du Canada. Par conséquent, la société a supprimé son déficit et réévalué la totalité de ses actifs et de ses passifs à leur juste valeur estimative. Les bilans contenus dans le présent rapport annuel sont présentés après la réorganisation en date des 31 juillet 2004 et 31 juillet 2003.

Les états consolidés des résultats et des bénéfices non répartis (du déficit) et les états consolidés des flux de trésorerie comprennent les résultats financiers de l'exercice terminé le 31 juillet 2004 et du semestre terminé le 31 juillet 2003 après la réorganisation. Les états financiers incluent également les résultats du semestre terminé le 31 janvier 2003 avant la réorganisation. Les intérêts débiteurs et l'amortissement de la période écoulée du 1er août 2002 au 31 janvier 2003 traduisent la valeur des actifs et des passifs avant la réorganisation. Par conséquent, le total cumulatif des deux semestres de 2003 ne peut être comparé aux résultats de l'exercice 2004.

ACTIVITÉS ABANDONNÉES

La société s'est retirée des activités liées à l'élevage porcin, la préparation des aliments du bétail et l'aquaculture durant l'exercice 2004. Les résultats de ces activités, auparavant constatés sous la rubrique Autres, ont été classés à titre d'activités abandonnées dans l'état consolidé des résultats et des bénéfices non répartis (du déficit). Les résultats des périodes antérieures ont été retraités pour refléter les activités poursuivies et les activités abandonnées. Les lecteurs peuvent consulter la note 4 des notes complémentaires pour plus de renseignements.

APERÇU DE LA SOCIÉTÉ

La société est une agro-entreprise canadienne à intégration verticale exerçant ses activités dans trois secteurs d'activité agricoles connexes. Elle représente la plus vaste agro-entreprise cotée en Bourse de la Saskatchewan et la seconde en importance dans l'Ouest canadien.

La manutention et la commercialisation des grains, la vente de produits agroalimentaires et la transformation de l'avoine sont les principales activités de l'entreprise. Cette dernière mène également des activités de transformation de produits agricoles par l'entremise d'une société affiliée et au moyen d'alliances stratégiques et de contrats d'approvisionnement.

L'exercice de la société court du 1er août au 31 juillet conformément à une année d'exploitation agricole traditionnelle. La majorité des ventes de produits agroalimentaires durant chaque exercice sont effectuées au quatrième trimestre, soit au printemps et à l'été au moment où les récoltes futures sont mises en terre et où elles mûrissent. Pour ce qui est du grain, comme les récoltes ont lieu à l'automne, la société ne commence à recevoir de nouveaux volumes de grain qu'au premier trimestre du prochain exercice.

MODÈLE D'ENTREPRISE

Le modèle d'entreprise de Saskatchewan Wheat Pool vise à optimiser la position de la société dans le pipeline agroalimentaire en assurant un lien entre les producteurs (et leurs marchandises) et des clients partout dans le monde, dégageant des produits à chaque étape du pipeline à valeur ajoutée.

Le pipeline débute avec le producteur. La société travaille en collaboration avec les producteurs clients pour offrir des variétés spécialisées de grains et d'oléagineux, de même que des engrais, des intrants de culture et des services agronomiques en vue d'appuyer la production de marchandises de grande qualité à rendement élevé exigées par le marché international. Par l'entremise de contrats de production, de primes de transport routier et de programmes de mise en marché ciblés, la société attire les grains vers son réseau de manutention à haute capacité dans les Prairies où les produits sont nettoyés, séchés et mélangés avant d'être vendus sur le marché national et à l'exportation. La société commercialise le grain pour le compte de clients finaux par le biais de spécialistes ou de la Commission canadienne du blé (CCB), expédiant les produits par camion ou par train aux utilisateurs nationaux ou aux points d'exportation. En ce qui concerne les marchés internationaux, les produits sont généralement acheminés par l'intermédiaire d'un des terminaux portuaires de la société aux utilisateurs finaux où ils sont alors transformés en aliments ou en d'autres produits.

MANUTENTION ET COMMERCIALISATION DES GRAINS

Les activités de manutention et de commercialisation des grains de la société comprennent 43 terminaux à haute capacité de manutention et de commercialisation des grains et sept installations de nettoyage et de manutention des cultures spéciales établies de manière stratégique dans les principales régions agricoles de l'Ouest canadien. Elles comportent également deux terminaux portuaires d'exportation lui appartenant en totalité situés à Vancouver, en Colombie-Britannique, et à Thunder Bay, en Ontario. La société détient enfin des participations dans des installations d'exportations à Prince Rupert, en Colombie-Britannique.

SECTEUR D'ACTIVITÉ DES PRODUITS AGROALIMENTAIRES

Les activités de la société au titre des produits agroalimentaires s'appuient sur 100 établissements de détail situés dans tout l'Ouest canadien, incluant la majorité des installations de manutention et de commercialisation des grains par l'entremise desquelles la société vend des semences, des engrais, des produits antiparasitaires à usage agricole et du matériel agricole, comme des silos à grain. Le secteur des produits agroalimentaires comporte aussi un centre de recherche et développement situé à l'université de la Saskatchewan de même que la quote-part de la société dans Western Co-operative Fertilizers (WCFL), une société affiliée en copropriété exerçant ses activités dans le commerce de gros des engrais à Calgary, en Alberta. Grâce à ses alliances stratégiques avec Financement agricole Canada et John Deere Credit, la société offre également des services de financement des produits agroalimentaires aux producteurs des Prairies.

TRANSFORMATION DES PRODUITS AGRICOLES

Les intérêts considérables de la société dans le secteur de la transformation des produits agricoles comprennent les activités de Can-Oat Milling, le plus important floconnier industriel à l'échelle mondiale, dont les établissements sont situés à Portage la Prairie, au Manitoba, et à Martensville, en Saskatchewan, ainsi que sa participation de 42 % dans Prairie Malt Limited, l'une des plus importantes malteries industrielles autonomes en Amérique du Nord, située à Biggar, en Saskatchewan.

MARCHÉ

Durant les premières années, la manutention de grains dans l'Ouest canadien était dominée par les coopératives appartenant à des exploitants agricoles, mais durant la dernière décennie, les multinationales du secteur privé sont entrées sur le marché et les coopératives se sont inscrites en Bourse de manière à pouvoir plus facilement mobiliser les capitaux nécessaires pour reconstruire l'infrastructure et maintenir leur compétitivité. La déréglementation du secteur ferroviaire s'est révélée le plus important facteur de changement compte tenu de la suppression des subventions au transport et de l'abandon subséquent par les sociétés ferroviaires de voies ferrées secondaires et tertiaires. Cette situation a obligé les sociétés céréalières à remplacer les élévateurs en bois désuets par de nouvelles installations sur les voies principales.

Les économies d'échelle sont essentielles pour faire face à la concurrence. Les élévateurs de première génération d'une capacité de 2 500 à 7 500 tonnes métriques (tm) ont été remplacés par des installations en béton à capacité accrue de l'ordre de 20 000 à 40 000 tm. Bien que les concurrents continuent de fermer de plus petites installations en bois existantes, la construction d'installations de production à capacité supérieure est pratiquement terminée. Toutefois, certains concurrents continuent d'améliorer les installations existantes en ajoutant des places de wagons et des capacités d'entreposage. Les capacités excédentaires sont d'environ 25 % dans l'Ouest canadien. La consolidation devrait se poursuivre, mais le rythme dépendra quelque peu de toute autre déréglementation dans le secteur.

Nous remarquons une concentration marquée des principaux concurrents, dont sept au Canada parmi lesquels quatre possèdent des terminaux portuaires. Compte tenu de la fusion d'Alberta Wheat Pool et de Manitoba Pool Elevators pour créer Agricore, puis de la fusion d'Agricore et de United Grain Growers pour former Agricore United, deux entreprises, soit Saskatchewan Wheat Pool et Agricore United, dominent le marché de l'Ouest canadien avec une part de marché globale d'environ 51 %. Les quatre principaux concurrents, soit la société, Agricore United, James Richardson et Cargill, détiennent 67 % des capacités autorisées.

Le transport de grains a fait l'objet de transformations majeures également, non seulement en raison de l'abandon de voies ferrées, mais également du fait que les sociétés ferroviaires procurent maintenant aux entreprises céréalières des primes de chargement sur plusieurs wagons assurant l'efficacité opérationnelle, la réduction des coûts et l'accroissement des produits. Il est beaucoup plus avantageux pour une société ferroviaire de réunir 50 à 100 wagons à un endroit, d'en assurer le chargement dans un délai de 24 heures et d'acheminer le grain à destination avec un seul train de wagons.

GRAINS ET OLÉAGINEUX

L'Ouest canadien produit en moyenne 53 millions de tonnes métriques (Mtm) de grains et d'oléagineux annuellement, dont une tranche de 63 % ou de 33 Mtm est à la disposition des sociétés de manutention de grains des Prairies pour commercialisation auprès des clients finaux.

La région des Prairies a été marquée par des périodes persistantes de sécheresse depuis la saison de croissance de 2001, ce qui a contribué à réduire considérablement les niveaux de production et la qualité des grains et des oléagineux. Les récoltes disponibles durant l'exercice 2004 (récoltées à l'automne 2003) ont atteint 89 % de la moyenne sur cinq ans dans l'Ouest canadien. Toutefois, en Saskatchewan où 50 % de toute la production canadienne de grains et oléagineux sont tirés, la production ne s'est établie qu'à 80 % de la moyenne sur cinq ans, soit 21,7 Mtm, en raison de la sécheresse extrême affichée à la fin de juillet et en août. Bien que cette sécheresse se soit répercutée sur le rendement (le nombre de boisseaux par acre), la chaleur a accru la qualité des récoltes, ce qui s'est traduit par des occasions d'exportations plus nombreuses pour tout le secteur.

L'humidité excessive durant le printemps et l'été 2004 a permis d'atténuer les effets de la sécheresse dans toutes les Prairies et dès juin 2004, la région escomptait une première récolte exceptionnelle depuis plusieurs années. Toutefois, la pluie persistante et le temps plus froid durant la seconde moitié de la saison de croissance ont contribué à ralentir le mûrissement des récoltes tandis qu'un gel hâtif le 20 août 2004 a réduit la production estimative et la qualité des récoltes. Selon les estimations d'octobre 2004 de Statistique Canada, les récoltes en provenance de l'Ouest canadien disponibles pour l'exercice 2005 devraient atteindre 50,5 Mtm ou 96 % de la moyenne des cinq exercices précédents. En Saskatchewan, le principal marché de la société, la production devrait s'établir à 94 % de la moyenne des cinq exercices précédents. Au 27 octobre, les récoltes étaient terminées dans une proportion d'environ 90 %. Les données relatives à la production finale ne sont pas attendues avant décembre 2004.

Les activités de manutention de grains sont saisonnières et elles atteignent généralement un sommet durant les périodes d'août à octobre et de mai à juillet, soit les premier et quatrième trimestres de la société.

La Commission canadienne du blé est le seul exportateur de blé et d'orge (grains de la Commission) en provenance de l'Ouest canadien. Environ 60 % des expéditions totales de la société sont sous forme de grains de la Commission (moyenne sur cinq ans). La société achète et met en marché également pour son compte des grains hors Commission, comme le colza canola, l'avoine, les pois et la moutarde. Les grains sont classés, évalués et vérifiés par la Commission canadienne des grains d'abord dans les Prairies avant leur expédition et ensuite au port avant leur chargement à bord des bateaux.

Les entreprises de manutention de grains commercialisent le grain hors Commission et les oléagineux directement pour le compte des clients finaux au Canada et sur le marché international. Une tranche considérable de la demande internationale adressée à la société est garantie au moyen d'alliances stratégiques et de contrats d'approvisionnement avec des entreprises de transformation des produits agricoles et des sociétés de négociation de marchandises à l'échelle mondiale.

En 2004, les exportations ont rebondi pour atteindre 92 % de la moyenne sur cinq ans. La qualité supérieure des récoltes par rapport à l'an dernier et la demande accrue en provenance du marché international des exportations résultant de récoltes médiocres en Europe, ont contribué à accroître les occasions d'exportations pour le secteur.

La CCB a joué un rôle important dans le cadre du transport du blé et de l'orge. Elle attribue 80 % des wagons selon une formule qui calcule les livraisons de grains faites par chaque entreprise céréalière au cours des 18 semaines précédentes. La tranche restante de 20 % du programme de vente de la CCB est mise à l'enchère et les entreprises céréalières peuvent faire des soumissions à l'égard des wagons. Les soumissionnaires gagnants ont la possibilité de garer ces wagons à n'importe quel endroit et de travailler en collaboration avec les producteurs régionaux de manière à obtenir le grain à temps pour maximiser l'efficience.




EXPORTATIONS
CANADIENNES
EXCLUANT
LES PRODUITS

MARCHÉ DES PRODUITS AGROALIMENTAIRES

Le secteur d'activité des produits agroalimentaires de l'Ouest canadien représente un marché arrivé à maturité sur lequel rivalisent environ 240 concurrents desservant 900 emplacements dans tout l'Ouest canadien (750 établissements de détail sur le marché de la société). Des détaillants indépendants détenant environ 30 % du marché de même qu'une gamme d'importants manutentionnaires de grains vendent des semences, des engrais, des produits antiparasitaires à usage agricole et du petit matériel agricole. Le chiffre d'affaire total du marché est d'environ 2,9 G$.

La société rivalise sur 17 marchés dont elle assure la couverture efficace dans une proportion d'environ 2,5 G$. Elle ne mène aucune activité dans des établissements de service locaux du Manitoba et de l'Alberta et, par conséquent, elle n'a pas accès à la totalité de leurs marchés. La faiblesse des prix des récoltes et la médiocrité des conditions de croissance exercent des pressions sur les volumes et les marges à l'occasion, mais en général, le secteur a toujours dégagé des marges bénéficiaires brutes dans le secteur de détail de l'ordre de 15 %.

La superficie totale du marché d'environ 62 millions d'acres est demeurée essentiellement la même durant les cinq dernières années, affichant toutefois une certaine croissance au titre des ventes de semences en raison de la réorientation des producteurs de récoltes céréalières vers celles de colza canola et de cultures spécialisées.

La superficie ensemencée des récoltes varie d'une année à l'autre en fonction principalement des prévisions au titre des prix et des coûts des intrants. Actuellement, l'augmentation progressive des cultures spéciales (pois, lentilles, moutarde et graines à canaris), qui sont passées de 1,5 million d'acres en 1990-1991 à 6,2 millions d'acres en 2004, est la seule tendance à long terme influant sur la superficie ensemencée. Cette croissance pourrait avoir atteint son point culminant, puisque le Canada se taille maintenant une part de 50 % des exportations mondiales d'un grand nombre de ces récoltes.

Le nombre de producteurs a reculé progressivement tandis que le nombre moyen d'acres cultivés, incluant les terres détenues et louées, a été porté à 1 600 acres, se traduisant par un nombre moindre de clients occupant une plus vaste superficie. Par conséquent, les prix, la disponibilité, les renseignements et le service représentent des facteurs de vente importants dans ce secteur d'activité.

Le secteur est fortement saisonnier, environ 75 % des semences, des engrais et des produits antiparasitaires à usage agricole étant vendus et livrés durant la période écoulée de la mi-avril à la fin de juin durant une année typique. La saison de l'automne qui va d'août à novembre représente environ 15 % des activités. Le marché dépend également fortement du climat, puisque le gel et la neige peuvent mettre fin à la saison. Une forte application de l'un ou l'autre produit à l'automne peut contribuer à restreindre certaines exigences techniques du printemps puisque aucun autre engrais ne sera nécessaire au printemps, tandis que d'autres produits, comme les herbicides, ne sont aucunement touchés par les conditions d'application à l'automne et doivent être appliqués de nouveau au printemps.

Le secteur est largement tributaire des conditions météorologiques et des prix des marchandises. Si on prévoit que les conditions de croissance seront médiocres ou que les prix des marchandises vont reculer sensiblement, les ventes peuvent en souffrir, puisque les producteurs ne pourront justifier le coût des intrants en termes de rendement du capital investi.

Les prix des engrais peuvent également influer sur les comportements d'achat. La tarification dépend grandement des prix du gaz naturel. Si les producteurs sont d'avis que les engrais (ou les prix du gaz naturel) sont à la hausse, ce qui est généralement le cas durant les mois d'hiver, ils achèteront les produits d'avance en vue de réduire le coût global des intrants.







TRANSFORMATION DE L'AVOINE

Le Canada est le second producteur en importance d'avoine et le plus important exportateur d'avoine et de produits dérivés de l'avoine au monde, se taillant une part de 48 % des exportations à l'échelle mondiale. La production mondiale totale d'avoine, qui se chiffre à 25,6 millions de tonnes, comprend les produits d'avoine pour le bétail et la consommation humaine. La production canadienne d'avoine est demeurée relativement stable au cours des 15 dernières années et elle représente environ 13 % de la production mondiale totale. Plus de 90 % des produits d'avoine canadiens sont produits dans l'Ouest canadien, dont une majorité, soit 70 %, en Saskatchewan et au Manitoba.

Le secteur a affiché une croissance solide de la demande de mouture en Amérique du Nord. Par conséquent, le pourcentage de la production totale d'avoine utilisée pour des fins alimentaires et industrielles a augmenté. Une tranche d'environ 25 % à 30 % des récoltes annuelles est de qualité meunière, alors que le reste est utilisé pour le bétail. Le Canada consomme moins de 50 % de sa production et il exporte le reste, principalement vers les États-Unis. Le Canada a exporté 1,2 Mtm aux États-Unis l'année dernière, soit environ 78 % de la totalité des importations d'avoine de ce pays.

La mouture d'avoine demeure un secteur intéressant du marché des produits alimentaires. Les produits d'avoine occupent une position ferme sur le marché. Ils ne sont pas des organismes génétiquement modifiés (OGM) et ils sont faits à partir d'une céréale de grain entier naturelle; de plus, leur transformation n'exige que très peu de produits chimiques. Les produits d'avoine conviennent très bien aux nouvelles catégories de produits alimentaires pratiques progressant rapidement et ils demeurent une composante peu coûteuse de l'alimentation des Nord-Américains. La demande de produits d'avoine demeure fermement axée sur le secteur des céréales chaudes et froides et des collations. Les préoccupations touchant la santé au sein de la population nord-américaine ont eu des répercussions positives sur les ventes globales de produits d'avoine. En 1997, la *Food and Drug Administration* des États-Unis a approuvé une allusion à la santé stipulant que les fibres solubles contenues dans le gruau dans le cadre d'un régime à faible teneur en cholestérol et en gras saturés pouvaient contribuer à réduire les risques de maladie cardiaque. Cette reconnaissance officielle de la consommation de céréales à grain entier a contribué à stimuler l'intérêt des consommateurs envers les aliments à base d'avoine jusqu'à tout récemment, alors que l'accent mis sur les régimes à faible teneur en hydrates de carbone s'est traduit par un ralentissement de la consommation générale de céréales. De nombreux fabricants de flocons et de collations modifient maintenant leurs gammes de produits pour y inclure des grains entiers, ce qui représente un développement positif pour le secteur de l'avoine à long terme.

L'INDUSTRIE DU MALT

Source : Agriculture et Agroalimentaire Canada, Bulletin bimensuel, 25 janvier 2002; www.prairiemaltltd.com

Le malt, qui résulte de la transformation de l'orge de première qualité, est le principal ingrédient entrant dans le brassage de la bière. Le malt procure la majorité des hydrates de carbone et des sucres complexes nécessaires pour donner à la bière son goût distinct et sa teneur en alcool. Pour les mêmes raisons, le malt entre dans la fabrication du whiskey et d'autres spiritueux distillés. Sa popularité augmente également énormément dans le secteur alimentaire à titre d'aromatisant et de source nutritive. La qualité par conséquent est essentielle. L'orge brassicole est la principale matière première utilisée pour la fabrication du malt.

Le Japon est demeuré le plus important importateur de malt à l'échelle mondiale pendant plusieurs années et il représente le principal client des marchés à l'exportation du Canada. Les États-Unis viennent au second rang. De plus, la demande en provenance du Mexique progresse, puisque la production et la consommation de bière dans ce pays ont rapidement augmenté. La CCB détient un monopole sur les ventes d'orge brassicole au Canada à des clients nationaux et internationaux. Les ventes sont réalisées directement par la CCB ou par les exportateurs agréés de la CCB. Les malteurs canadiens achètent la totalité de l'orge brassicole dont ils ont besoin auprès de la CCB, dont les prix s'appuient sur les prix en vigueur sur les marchés nord-américains et internationaux.

PRIORITÉS DE LA SOCIÉTÉ

En 2003, Saskatchewan Wheat Pool a établi quatre priorités essentielles qui ont guidé son orientation stratégique et continueront de le faire alors qu'elle redéfinit sa position sur le marché agricole de l'Ouest canadien.

OPTIMISATION DE NOS ACTIVITÉS

La société continuera d'aligner ses actifs en tenant compte de l'évolution des conditions du marché. Elle a pour objectif de prévoir le changement et d'apporter des ajustements proactifs à ses processus de

manière à générer la valeur économique maximale de ses activités dans l'Ouest canadien. La société a dominé le secteur en s'adaptant à la déréglementation, en abandonnant des voies ferrées et en adoptant d'autres initiatives de l'industrie, notamment la fermeture d'installations désuètes de manière à lui permettre de cibler ses principales ressources sur des centres de manutention et de commercialisation de grains plus modernes et plus efficaces.
Nos principales activités liées aux élévateurs et au commerce de détail de produits agroalimentaires dans les Prairies nous assurent une excellente couverture du marché et aucun changement marqué n'est envisagé. Toutefois, nous entreprendrons des évaluations annuelles portant sur la rentabilité et la valeur de chacun de nos actifs sur des marchés régionaux précis en vue de vérifier l'efficacité, les occasions d'accroître notre part de marché, les forces et les faiblesses de nos concurrents et les nouveaux besoins des clients. Dans la mesure où des occasions de commercialisation se présenteront, ce processus donnera à la société la souplesse et la rapidité nécessaires pour mettre en œuvre des stratégies lui permettant d'améliorer sa position sur le marché. Ces occasions pourront se présenter sous la forme d'alliances, de ventes ou d'échanges d'installations, d'offres de produits élargies ou de rénovation des établissements.

Les actifs stratégiques sous forme de terminaux portuaires sont tout aussi essentiels au succès de la société. Compte tenu de la demande grandissante en provenance des pays de l'Asie-Pacifique, notre terminal portuaire de Vancouver demeure un actif primordial. Les dépenses en immobilisations des prochaines années seront orientées vers des initiatives d'efficacité et de productivité en vue d'appuyer la demande grandissante des clients internationaux.

Can-Oat occupe une position concurrentielle et elle est solidement ancrée sur le marché. Les deux minoteries de la société sont actuellement exploitées à environ 90 % de leurs capacités. Can-Oat s'appuiera sur des stratégies lui permettant d'optimiser sa gamme de ventes en faveur des produits finis à valeur ajoutée en se fondant sur les compétences de base existantes et son capital-marques et en tirant profit des relations avec ses clients.

EXCELLENCE OPÉRATIONNELLE

L'excellence opérationnelle est une stratégie dominante et elle représente le principe directeur qui donne le ton et précise les attentes pour les employés et les intervenants qui sont aussi nombreux que variés. Nous voulons remettre continuellement nos processus en question et les parfaire à chaque étape du pipeline de même que raffermir les relations avec nos clients et nos fournisseurs de manière à dégager une valeur mutuelle.

Diverses améliorations opérationnelles ont été constatées dans le cadre des efforts continus de la société à l'égard de ses principales activités. La mise en œuvre de stratégies de gestion des stocks est essentielle pour faciliter la rétention des marges, accroître le contrôle de la qualité et assurer la mise à niveau de programmes de préservation de l'identité. La société cherchera également des occasions de maximiser sa rentabilité à l'aide d'initiatives de regroupement de programmes et services touchant les grains et les produits agroalimentaires destinés aux producteurs, en vue de relier leurs besoins, par le biais de la chaîne de valeur, à ceux des clients finaux.

L'accroissement de l'efficacité et de la productivité des employés constitue une initiative dominante de Can-Oat. La société fera appel à des compétences de gestion, à des bases de données d'informations et à des outils de planification de la production perfectionnés pour optimiser les capacités et ainsi obtenir de nouvelles affaires dans le cadre de sa structure actuelle des coûts.

La sécurité demeure une priorité de premier plan dans tout le portefeuille de l'entreprise. En plus de programmes de formation théoriques et pratiques à l'intention des employés, la société offrira divers programmes à tous ses clients de l'Ouest canadien en vue d'appuyer leurs besoins touchant la commercialisation, la sécurité et l'exploitation d'une entreprise agricole. La société travaillera également en collaboration avec les collectivités rurales pour former leurs secouristes opérationnels bénévoles dans le cadre de son engagement envers le programme de formation en cas d'urgence à l'intention de la collectivité.

SOLUTIONS DESTINÉES AUX CLIENTS

Les besoins des producteurs de l'Ouest canadien vont continuer d'évoluer et la société adaptera ses options de commercialisation en fonction des besoins de ses clients. Les clients finaux profiteront des mesures de contrôle de la qualité prises par la société et de ses programmes de préservation de l'identité pour favoriser leur engagement indéfectible envers des alliances à long terme et des contrats d'approvisionnement. La gestion efficace de nos relations avec les producteurs et les clients destinataires partout dans le pipeline représente la meilleure occasion de saisir des marges solides dans le secteur céréalier. Les stratégies futures de commercialisation pour les producteurs viseront à optimiser ce lien pivot afin de permettre à la société de rechercher d'autres relations avec les clients finaux qui appuieront sa gamme de produits optimale tout en réduisant le risque financier, le risque de marché et le risque lié à l'économie et à la politique étrangères.

Dans le secteur des produits agroalimentaires, de nouveaux systèmes de production de rapports d'information et un réalignement de la force de vente permettront à nos clients de bénéficier de compétences spécialisées et d'une multitude de programmes et de services améliorés destinés à appuyer l'exploitation agricole. Au même moment, la société travaillera en collaboration avec les fournisseurs au sein de son réseau de distribution pour améliorer son service à la clientèle et saisir une part de marché rentable.

NOS RESSOURCES HUMAINES

Le succès de la société repose avant tout sur les connaissances et l'engagement de nos employés. La mise en place d'un milieu de travail positif, de programmes de formation en cours d'emploi ciblés et de politiques et de procédures efficaces procure aux employés les outils et les compétences essentiels pour favoriser leur réussite.

La mise en application récente d'un code de déontologie amélioré et d'une ligne téléphonique confidentielle pour signaler des infractions a permis de fixer les paramètres qui aideront les employés à mener à bien chaque jour leur plan de travail. Les régimes de rémunération en fonction du rendement, les plans de la relève et les rapports d'étapes périodiques appuieront la responsabilisation et l'engagement envers les priorités stratégiques de la société.

PRINCIPAUX FACTEURS

La capacité de la société de prospérer dans le secteur agricole de l'Ouest canadien dépend de divers facteurs.

La vélocité représente un facteur important du modèle de la société, soit la capacité de déplacer des volumes par le biais de notre réseau de manutention du grain rapidement et efficacement tout en maintenant la qualité. La société détient des participations de 32 % dans 100 wagons dans l'Ouest canadien et de 40 % dans des capacités de chargement dans 100 wagons, soit bien plus que les 19 % détenus par son principal concurrent. Il s'agit d'un facteur important, puisque les sociétés ferroviaires chargées de transporter le grain aux points d'exportation offrent aux sociétés de manutention des grains des primes de chargement à bord de wagons multiples. La société partage ces primes avec les producteurs en vue de réduire leurs coûts et d'attirer des grains dans son système de manière à accroître la part de marché rentable.

Durant l'exercice 2004, la société a expédié 92 % de ses grains et oléagineux dans des trains de 25, 50 et 100 wagons dont 71 % dans des trains de 50 et de 100 wagons. Le ciblage d'occasions pour des expéditions par wagons multiples est essentiel pour gérer le pipeline et maximiser les résultats futurs. Les primes ferroviaires sur des chargements de 25 wagons peuvent s'établir à 0 $ la tonne pour atteindre 7 $ la tonne pour des trains de 100 wagons. (Les wagons peuvent contenir environ 90 tonnes de grains ou d'oléagineux, selon la marchandise.)

La capacité de profiter pleinement de l'efficience et des économies d'échelle dans le cadre du système de manutention des grains dans l'Ouest canadien dépend du cadre réglementaire. De nombreux aspects des activités sont réglementés, malgré les tentatives du secteur au cours des cinq dernières années de favoriser la déréglementation. Les produits générés par les sociétés ferroviaires grâce au système de manutention des grains sont également réglementés. La Commission canadienne du blé joue aussi un rôle important dans le cadre de l'attribution du matériel ferroviaire pour les expéditions de blé et d'orge, en raison principalement de son monopole sur la mise en marché et l'exportation des céréales en provenance de l'Ouest canadien.

En plus d'acheter des grains auprès de producteurs à titre d'agent de la Commission, la société agit également comme exportateur agréé pour le compte de la CCB pour la réalisation de ventes en son nom sur les marchés nationaux et internationaux. La recherche de nouveaux marchés pour le grain de la Commission représente un important moteur pour la société et la CCB, surtout en 2005 compte tenu de la proportion accrue de grains fourragers tirés de la récolte de 2004. Les relations de la société avec la Commission et son influence au sein des cadres politiques et réglementaires ont également de l'importance, puisque l'entreprise vise à encourager toute déréglementation future et l'efficacité à long terme des systèmes.

Dans le secteur d'activité des produits agroalimentaires de détail, la gamme des cultures représente un facteur important puisque des marchandises, comme le blé et l'orge, nécessitent considérablement moins d'intrants que des cultures spéciales et le colza canola. Par exemple, les producteurs investissent environ 60 $ à 80 $ par acre au titre de la récolte de colza canola, ce qui inclut les semences qu'ils achètent typiquement chaque année. Pour le blé, un montant d'environ 20 $ à 30 $ par acre est investi en moyenne et, pour certaines variétés, le blé peut être réensemencé à partir de la récolte de l'année précédente.

Le montant des produits agroalimentaires vendus par la société dépend par conséquent des intentions d'ensemencement, et l'entreprise doit faire preuve de souplesse et d'à propos au moment de l'achat de produits pour la période de pointe des ventes au printemps. La capacité de répondre aux demandes du marché pour de nouvelles variétés de semences, présentant des caractéristiques précises répondant à la fois aux besoins des producteurs et des clients finaux, représente une priorité de la société et elle est essentielle à la conclusion de nouvelles alliances et de contrats d'approvisionnement à long terme dans l'avenir.

Les prix des engrais représentent un autre facteur important pour les exploitants du secteur d'activité des produits agroalimentaires. Le gaz naturel est une composante importante des engrais azotés et, comme son prix fluctue, les prix des engrais fluctuent également. Le comportement d'achat des producteurs, à la fois pour ce qui est des échéanciers et des volumes, variera en fonction des prix. Les sociétés doivent donc assurer un suivi des prix en vue d'obtenir les engrais au moment adéquat, et elles devront faire preuve de souplesse à l'égard de l'approvisionnement pour s'assurer que la demande sera comblée durant la période d'application.

Le secteur d'activité des produits agroalimentaires exige un fonds de roulement considérable. Au cours des trois dernières années, la société a cherché avant tout à réduire les besoins de fonds de roulement dans ce secteur. Depuis 2001, la société a réduit le nombre de lignes de produits offertes en vue d'optimiser ses marges, ce qui a permis (et continuera de le faire) à notre force de vente des produits agroalimentaires de se concentrer sur les produits dégageant des rendements supérieurs.

Les stratégies de service à la clientèle permettant à la société de regrouper ses semences, ses engrais et ses produits antiparasitaires à usage agricole avec ses programmes de manutention et de commercialisation des grains et de financement seront déterminantes pour assurer la rétention et la progression de la part du marché à l'avenir. De plus, comme les pratiques agricoles se perfectionnent, les compétences des conseillers agréés en cultures et des agronomes de la société procureront la valeur ajoutée qu'exigent les clients qui cherchent également à améliorer leur propre rentabilité.

CAPACITÉ DE GÉNÉRER DES RÉSULTATS

La société compte un solide effectif composé de spécialistes ayant une longue expérience dans le secteur et d'excellentes relations avec les clients primaires et finaux. Elle compte 1 600 employés à temps plein, dont environ 1 000 sont syndiqués. Huit contrats de travail ont été conclus dont six ont été renouvelés jusqu'en décembre 2005 et au-delà, tandis que deux contrats applicables à des employés travaillant chez AgPro Grain au Manitoba et en Alberta doivent être renouvelés. Ces deux contrats s'appliquent à environ 90 employés.

La société assure une vaste couverture du marché, alors qu'environ 90 % des clients sont situés dans un rayon de 30 à 40 milles de ses établissements. La Saskatchewan représente le principal marché de la société où plus de 50 % des grains et des oléagineux produits au Canada sont cultivés et où sa part de marché est dominante. Elle dispose des accès nécessaires aux fournitures dont elle a besoin pour faire face à ses engagements nationaux et à l'exportation. La société a aussi conclu divers contrats d'approvisionnement et alliances stratégiques avec quelques courtiers en marchandises, comme Toepfer International et International Grains & Services, et diverses entreprises situées en Asie-Pacifique en vue de combler la demande future de grains hors Commission et d'oléagineux.

L'infrastructure pipeline de la société offre au départ aux producteurs une gamme de programmes et de services portant sur la manutention et la commercialisation des grains de même que les produits agroalimentaires en vue d'appuyer leurs activités tout en offrant à la société de nombreuses occasions de maximiser les marges. La majorité de ses établissements peuvent sécher, mélanger et nettoyer le grain selon les normes d'exportation, contribuant à réduire les coûts des exploitants agricoles et à améliorer l'efficience de la totalité du pipeline. Une gamme complète de produits agroalimentaires est offerte dans 100 établissements dans tout l'Ouest canadien, occupant une position concurrentielle au cœur de la région de croissance des Prairies.

En ce qui concerne les terminaux portuaires de la société, cette dernière a récemment conclu divers contrats de manutention avec d'autres entreprises possédant des silos-élévateurs mais aucune facilité d'exportation, en plus de se charger des grains provenant de ses silos-élévateurs primaires en Alberta, en Saskatchewan et au Manitoba. Ces contrats représentent environ 1,2 Mtm de grains et d'oléagineux supplémentaires disponibles pour ses terminaux portuaires de Vancouver et de Thunder Bay, si l'état des cultures est normal.

La qualité et la salubrité des aliments représentent des enjeux importants au pays et à l'étranger. La capacité de la société de donner aux clients les mesures de contrôle de la qualité qu'ils exigent sera essentielle pour approfondir les relations à long terme. La société est sur le point d'obtenir une certification selon laquelle 41 installations de manutention de grains dans les Prairies et ses deux terminaux portuaires sont conformes aux normes internationales ISO (Organisation internationale de normalisation) portant sur la transformation des aliments et leur salubrité. Ces installations s'ajouteront aux trois usines de semences, à un laboratoire de développement de semences et à un laboratoire de contrôle de la qualité déjà certifiés ISO 9001:2000. Par ailleurs, la société se conforme aux politiques et aux procédures HACCP (analyse des risques et maîtrise des points critiques) pour illustrer son engagement envers la salubrité des aliments.

Pour ce qui est du secteur d'activité des produits agroalimentaires, comme la société doit faire face à une forte concurrence de la part des détaillants indépendants et des plus importantes sociétés de manutention des grains, l'accès à des produits en demande dans les exploitations agricoles est essentiel au maintien d'une clientèle solide. La société commercialise diverses variétés de semences exclusives, notamment la semoule de blé dur Navigator, le colza canola SP Banner et le colza canola Juncea. La société détient des droits exclusifs visant la commercialisation de ces produits dans tout l'Ouest canadien. Ces produits sont très en demande sur les marchés internationaux.

La société s'attend à ce que les clients de destination commencent à exiger davantage d'expéditions séparées entre l'exploitation agricole et le pipeline et à ce que la capacité de retracer les marchandises durant tout le cycle soit de plus en plus importante alors que les préoccupations entourant la salubrité des aliments s'intensifieront. Ses terminaux de manutention du grain à grande capacité ont la possibilité de faire la distinction entre les produits dans le système. La société met en place actuellement divers systèmes d'information qui lui donneront les renseignements nécessaires sur les modèles de cultures, l'utilisation de produits chimiques, les rendements et la qualité en vue d'appuyer des programmes futurs de traçabilité.

La capacité de réduire les coûts de financement et l'effet de levier global en vue de rétablir un équilibre plus approprié entre le passif et les capitaux propres est essentielle pour l'avenir de la société. Cette dernière étudie actuellement d'autres solutions offertes par les marchés financiers pouvant lui permettre d'obtenir ce résultat. L'accroissement de la souplesse financière et de la liquidité est essentielle à sa stabilité financière à long terme. Les marges d'exploitation de la société arriveront à échéance à la fin de l'exercice 2005, et cette dernière poursuit actuellement des discussions en vue de leur renouvellement. Afin de permettre à la société de surmonter les ralentissements observés dans le secteur et de profiter des occasions stratégiques et ainsi appuyer la croissance et optimiser la valeur pour les actionnaires, celle-ci doit avoir accès aux marchés boursiers. Le 6 août 2004, la société a annoncé qu'elle entreprenait un examen des solutions offertes par les marchés financiers qui lui permettraient de raffermir davantage son bilan et de réduire ses intérêts débiteurs. La société étudia une vaste gamme de possibilités, incluant des occasions d'accès à des capitaux propres supplémentaires et de réduction accrue du passif.

PRINCIPAUX RENSEIGNEMENTS FINANCIERS CONSOLIDÉS

DONNÉES ANNUELLES :

Données de l'état des résultats
(en millions)**

	Après la restructuration		Avant la restructuration
	Exercice terminé le 31 juillet 2004	Semestre terminé le 31 juillet 2003 (retraité)	Semestre terminé le 31 janvier 2003 (retraité)
Chiffre d'affaires et autres produits d'exploitation	1 407,3 $	653,0 $	687,5 $
Bénéfice net (perte nette) découlant des activités poursuivies	17,9 $	(9,1) $	(30,6) $
Perte nette découlant des activités abandonnées	(12,9)	(6,8)	(3,9)
Bénéfice net (perte nette)	5,0 $	(15,9) $	(34,5) $
Bénéfice (perte) par action ordinaire :			
Avant accroissement	0,02 $	(0,16) $	(0,92) $
Après accroissement			
Découlant des activités poursuivies	(0,01) $	(0,20) $	(0,82) $
Découlant des activités abandonnées	(0,06)	(0,07)	(0,10)
Bénéfice (perte) par action ordinaire*	(0,07) $	(0,27) $	(0,92) $

* L'effet potentiellement dilutif de la conversion des effets subordonnés convertibles et de l'exercice des options liées aux nouveaux membres et aux régimes d'options sur actions de la direction n'a pas été inclus dans les calculs du bénéfice dilué (de la perte diluée) par action puisque les résultats seraient anti-dilutifs.

** En millions sauf les données sur les résultats par action.

Les résultats financiers de l'exercice 2002 n'ont pas été inclus dans les présents « Principaux renseignements financiers consolidés ». La société a réalisé une restructuration financière qu'elle a comptabilisée selon les principes de la réévaluation intégrale avec prise d'effet le 31 janvier 2003. Cette réévaluation également appelée comptabilité « nouveau départ » limite la comparabilité des résultats financiers à ceux de périodes antérieures. Au moment de la restructuration financière, la société a reçu de la *Securities Division* de la *Saskatchewan Financial Services Commission* un document relatif aux décisions daté du 25 juin 2003 qui a été également remis au nom des organismes de réglementation des valeurs mobilières des provinces de la Colombie-Britannique, de l'Alberta, du Manitoba, de l'Ontario, du Québec, de Terre-Neuve-et-Labrador et de la Nouvelle-Écosse. Ce document précisait la présentation exigée pour les états financiers des exercices financiers 2003 et 2004.

En raison de la restructuration financière, la société est devenue une nouvelle entité publiante présentant un nouveau bilan d'ouverture en date du 31 janvier 2003. Une réévaluation a été faite des composantes passif et capitaux propres de l'entreprise, compte tenu de la valeur au marché au moment de la réévaluation, et des ajustements correspondants ont été apportés à la valeur des actifs. Le tableau ci-dessous traduit la restructuration telle qu'elle est présentée dans les notes complémentaires des états financiers consolidés de 2003.

Au 31 janvier 2003, la valeur comptable de la quasi-totalité des actifs et passifs à court terme se rapprochait de leur juste valeur. Les actifs et les passifs suivants doivent être retraités à leur juste valeur.

- Immobilisations corporelles – à la juste valeur assurée par les flux de trésorerie futurs prévus
- Écart d'acquisition et frais de démarrage – à zéro conformément aux PCGR
- Prestations de retraite et autres régimes d'avantages sociaux futurs des employés – à des valeurs déterminées par un actuaire indépendant
- Effets subordonnés de premier rang – à la valeur de négociation actuelle
- Composante passif des effets subordonnés convertibles – à la valeur actualisée des paiements d'intérêt estimatifs des exercices 2006 à 2008
- Impôts futurs – à des montants dont la matérialisation au cours de périodes ne dépassant pas cinq ans est plus probable qu'improbable
- Tranche non amortie des frais liés à des emprunts antérieurs comptabilisée dans les actifs à long terme – à zéro
- Tranche non amortie des frais liés à des emprunts antérieurs comptabilisée dans les charges payées d'avance – à zéro
- Coûts de restructuration – radiés au moyen de l'ajustement « nouveau départ »
- Stock de matériel agroalimentaire – au prix de vente moins les frais de cession

Une valeur nette réelle de 178,6 M$ a été calculée afin d'établir le bilan consolidé « nouveau départ » au 31 janvier 2003. La valeur nette réelle tenait compte des estimations de la direction, qui étaient basées sur la valeur de négociation des actions de catégorie B de la société ainsi que sur une estimation de la juste valeur de la composante autre que le passif des effets subordonnés convertibles de la société.

Le tableau suivant résume les ajustements inscrits pour mettre en œuvre la restructuration et traduire la méthode de la fusion à la juste valeur au 31 janvier 2003.

(en milliers)	Avant la restructuration		Ajustements aux fins de la restructuration		Ajustements « nouveau départ »	Après ajustements
ACTIF						
Actif à court terme						
Encalsse	2 382 $		- $		- $	2 382 $
Encaisse en fiducie	13 898		-		-	13 898
Placements à court terme	29 088		-		-	29 088
Débiteurs	81 439		114 290	a)	-	195 729
Stocks	185 728		-		(501)	185 227
Charges payées d'avance	10 995		-		(2 526)	8 469
Impôts futurs	8 205		-		(7 423)	782
	331 735		114 290		(10 450)	435 575
Placements	7 544		-		(2 599)	4 945
Immobilisations corporelles	611 428		-		(297 015)	314 413
Autres actifs à long terme	141 354		8 995	c)	(142 873)	7 476
Impôts futurs	77 569		-		2 755	80 324
	1 169 630 $		123 285 $		(450 182) $	842 733 $
PASSIF ET CAPITAUX PROPRES						
Passif à court terme						
Dette bancaire	15 674 $		- $		- $	15 674 $
Emprunts à court terme	7 884		114 290	a)	-	122 174
Emprunts à vue auprès des membres	6 178		-		-	6 178
Actions de catégorie A des membres	-		-		1 797	1 797
Créditeurs et charges à payer	173 489		7 995	c)	-	181 484
Tranche à court terme de la dette à long terme	7 155		-		-	7 155
	210 380		122 285		1 797	334 462
Dette à long terme	533 881		(105 000) (300 000) 150 000 22 234	b) b) b) b)	792 (28 500)	273 407
Autres passifs à long terme	45 922		1 000	c)	378	47 300
Impôts futurs	10 470		-		(1 561)	8 909
Part des actionnaires sans contrôle	54		-		-	54
	800 707		(109 481)		(27 094)	664 132
Capitaux propres						
Capital-actions	457 781		8 487	b)	(457 781) 13 848	22 335
Effets subordonnés convertibles – composante capitaux propres	-		224 279	b)	(68 013)	156 266 *
Bénéfices non répartis	(88 858)		-		88 858	-
	368 923		232 766		(423 088)	178 601
	1 169 630 $		123 285 $		(450 182) $	842 733 $

*Effets subordonnés convertibles d'un montant en capital de 139,3 M$ et options des porteurs d'effets convertibles de 17,0 M$

Sommaire des ajustements :

a) Dans le cadre de la restructuration financière, la société garantit la valeur de rachat sous-jacente des actifs vendus dans le cadre de son programme de titrisation. Cette garantie exige que la société traite son programme de titrisation comme une opération de financement plutôt qu'une opération de vente. Il en résulte une hausse de 114,3 M$ des débiteurs et des emprunts à court terme.

b) Les deux séries d'effets à moyen terme totalisant 300 M$ de même que la dette à terme bancaire de 105 M$ ont été échangées de manière proportionnelle contre deux nouvelles séries d'effets et 22,9 millions d'actions de catégorie B de la société. Une tranche de 150 M$ des 405 M$ est constatée dans la colonne Restructuration comme un passif. Le solde de 255 M$ est pris en compte comme suit :

(en milliers)

Capital-actions – 22 938 037 actions de catégorie B émises	8 487 $
Effets subordonnés convertibles – composante passif	22 234
Effets subordonnés convertibles – composante capitaux propres	224 279
	255 000 $

Conformément aux PCGR, les 22,9 millions d'actions ont été comptabilisées à leur juste valeur et les effets subordonnés convertibles ont été séparés en composantes passif et capitaux propres en fonction de leur importance. La composante passif a été estimée à la valeur actualisée des intérêts en espèces devant être payés conformément à différents tests de rendement minimal applicables aux exercices 2006 à 2008. Le solde est constaté comme des capitaux propres.

c) Traduit une charge à payer de 13,6 M$ au titre des charges de restructuration supplémentaires et des coûts liés aux nouvelles facilités bancaires (1 M$ à long terme), déduction faite d'une remise de 4,6 M$ des obligations liées à des arrangements bancaires antérieurs. Ces coûts ont par la suite été ramenés à zéro dans le bilan d'ouverture du 31 janvier 2003 par le biais d'ajustements « nouveau départ ».

Éléments du bilan – après la restructuration

(en millions)	2004	2003
Actif total	700,2 $	787,8 $
Passif à long terme total	298,9 $	322,0 $
Dividendes versés par action	0,00 $	0,00 $

La société n'a versé aucun dividende sur ses actions de quelque catégorie que ce soit durant les années indiquées ci-dessus. Aux termes des modalités de sa facilité de crédit, la société ne peut verser aucun dividende sur ses actions sans le consentement de ses principaux prêteurs.

DONNÉES TRIMESTRIELLES :

Exercice financier 2004 (après la restructuration) (en millions sauf les données par action)	31 octobre	31 janvier	30 avril	31 juillet
Chiffre d'affaires et autres produits d'exploitation	284 $	326 $	255 $	542 $
Bénéfice net (perte nette) découlant des activités poursuivies	(7,1)	9,5	(4,8)	20,3
Perte nette découlant des activités abandonnées	(2,7)	(14,3)	(4,3)	8,4
Bénéfice net (perte nette)	(9,8) $	(4,8) $	(9,1) $	28,7 $
Bénéfice (perte) par action ordinaire :				
Avant accroissement	(0,06) $	(0,02) $	(0,04) $	0,12 $
Après accroissement				
Découlant des activités poursuivies	(0,07) $	0,02 $	(0,04) $	0,07 $
Découlant des activités abandonnées	(0,01)	(0,07)	(0,02)	0,03
Bénéfice (perte) par action ordinaire	(0,08) $	(0,05) $	(0,06) $	0,10 $
Bénéfice dilué (perte diluée) par action ordinaire	(0,08) $	(0,05) $	(0,06) $	0,05 $

Exercice 2003, après retraitement	Avant la restructuration		Après la restructuration	
(en millions sauf les données par action)	31 octobre	31 janvier	30 avril	31 juillet
Chiffre d'affaires et autres produits d'exploitation	305 $	382 $	204 $	449 $
Bénéfice net (perte nette) découlant des activités poursuivies	(12,7)	(17,9)	(27,6)	18,5
Perte nette découlant des activités abandonnées	(2,9)	(1,0)	(2,8)	(4,0)
Bénéfice net (perte nette)	(15,6) $	(18,9) $	(30,4) $	14,5 $
Bénéfice (perte) par action ordinaire :				
Avant accroissement	(0,42) $	(0,50) $	(0,47) $	0,11 $
Après accroissement				
Découlant des activités poursuivies	(0,34) $	(0,48) $	(0,52) $	0,10 $
Découlant des activités abandonnées	(0,08)	(0,02)	(0,04)	(0,03)
Bénéfice (perte) par action ordinaire	(0,42) $	(0,50) $	(0,56) $	0,07 $
Bénéfice dilué (perte diluée) par action ordinaire	(0,42) $	(0,50) $	(0,56) $	0,02 $

Le chiffre d'affaires et les autres produits d'exploitation de la société sont saisonniers, les ventes étant principalement réalisées durant le quatrième trimestre (mai à juillet), lorsque la majorité des ventes de produits agroalimentaires sont effectuées et que les producteurs acheminent le grain en vue de libérer les installations d'entreposage des exploitations agricoles pour la prochaine récolte. En général, les principaux écarts entre le chiffre d'affaires trimestriel de 2004 et celui de 2003 résultent de ce qui suit :

- La sécheresse durant la saison de croissance de 2002 ayant réduit fortement la production dans l'Ouest canadien, soit de 45 %, ce qui a nui considérablement aux volumes de grains de 2003 à la disposition des silos-élévateurs et des terminaux portuaires de la société.
- Les prix moindres des grains hors Commission en 2004 par rapport à 2003.
- Les expéditions moindres de céréales fourragères durant les premier et deuxième trimestres.

Le bénéfice découlant des activités poursuivies a été inférieur durant chaque trimestre de 2003 par rapport à 2004, en raison principalement des volumes de grains moins élevés provoqués par la sécheresse.

Le bénéfice découlant des activités abandonnées traduit principalement les piètres conditions affligeant l'industrie porcine et les pertes subies par les opérations sur la viande de porc. En outre, après le deuxième trimestre de 2004, la société a fait part de son intention de se retirer de cette industrie. Au deuxième trimestre, la société a comptabilisé une charge pour perte de valeur de 10,7 M$ à l'égard des actifs de longue durée utilisés principalement pour les opérations porcines. Au quatrième trimestre de 2004, l'économie d'impôt de 6,0 M$ liée à la cession des opérations porcines représentait le principal facteur expliquant l'écart.

Diverses économies et divers éléments non récurrents ont influé sur le bénéfice net (la perte nette) découlant des activités poursuivies des trimestres. Vous en trouverez un sommaire ci-après :

Tableau 1 — **Saskatchewan Wheat Pool**
Éléments non récurrents – Sommaire

(en millions)

Exercice 2004	**31 octobre**	**31 janvier**	**30 avril**	**31 juillet**	**Total**
Grains	0,0 $	7,1 $	0,0 $	2,9 $	10,0 $
Siège social	0,0	0,0	1,6	0,0	1,6
Total des éléments non récurrents dans le BAIIA	0,0	7,1	1,6	2,9	11,6
Provisions	0,0	0,0	0,0	6,2	6,2
Total des éléments non récurrents dans le BAII	0,0	7,1	1,6	9,1	17,8
Économies d'impôt	0,0	2,6	0,0	0,0	2,6
Incidence fiscale des éléments non récurrents	0,0	(2,6)	(3,2)	(1,2)	(7,0)
Incidence fiscale totale	0,0	0,0	(3,2)	(1,2)	(4,4)
Total des éléments non récurrents dans le bénéfice net (la perte nette)	0,0 $	7,1 $	(1,6) $	7,9 $	13,4 $
		a)	b)	c)	

Tableau 1, suite
(en millions)

Exercice 2003	31 octobre	31 janvier	30 avril	31 juillet	Total
Grains	4,9 $	2,9 $	2,0 $	2,5 $	12,3 $
Siège social	0,7	0,0	0,0	0,8	1,5
Total des éléments non récurrents dans le BAIIA et le BAII	5,6	2,9	2,0	3,3	13,8
Incidence fiscale des éléments non récurrents	(2,1)	(1,1)	0,0	0,0	(3,2)
Total des éléments non récurrents dans le bénéfice net (la perte nette)	3,5 $	1,8 $	2,0 $	3,3 $	10,6 $
	d)	d)	e)	e)	

Les éléments uniques comprennent principalement :

a) les remises sur taxes foncières et les intérêts créditeurs sur les économies d'impôt de la société
b) les remboursements de capital, déduction faite des impôts
c) les recouvrements tirés de la vente d'intérêts dans un terminal mexicain
d) les assurances au titre des volumes de grains, déduction faite des impôts
e) les assurances au titre des volumes de grains

SOMMAIRE DES RÉSULTATS CONSOLIDÉS

Les lecteurs doivent se reporter aux sections Restructuration financière et comptabilité « nouveau départ » et Activités abandonnées, au début du rapport de gestion, au moment de consulter la présente analyse des résultats.

Les lecteurs doivent en outre consulter le tableau des éléments non récurrents ci-dessus au moment de consulter le sommaire des résultats consolidés, les résultats sectoriels tirés de la manutention et de la commercialisation des grains et les charges du siège social.

Le chiffre d'affaires et les autres produits d'exploitation de l'exercice 2004 se sont élevés à 1,4 G$, en hausse de 67 M$ par rapport à l'exercice antérieur. Des envois soutenus de grains et une hausse de 4 % des ventes de produits agroalimentaires ont été partiellement neutralisés par la baisse de 15 % des ventes au titre de la transformation des produits agricoles et par un recul généralisé des prix totaux pour les grains en 2004. Bien que les prix des grains hors Commission se répercutent sur la valeur des ventes comptabilisées par la société, les volumes de grains sont les principaux facteurs influant sur les marges et les résultats.

Les frais de vente et d'administration de l'exercice 2004 ont été portés à 52 M$ par rapport à 49 M$ durant l'exercice 2003, l'écart se rapportant principalement aux programmes de rémunération s'appuyant sur le rendement.

La société a obtenu un BAIIA de 87 M$, contre 23 M$ durant l'exercice 2003. En excluant les éléments non récurrents indiqués dans le tableau 1, le BAIIA de l'exercice 2004 a progressé de 66 M$ sur une année.

Les résultats du présent exercice traduisent les améliorations apportées dans le secteur d'activité de la manutention et de la commercialisation des grains, lequel a bénéficié de volumes accrus en raison de l'ampleur des cultures, de la qualité supérieure des récoltes et des occasions d'exportation plus intéressantes. Les résultats du secteur d'activité des produits agroalimentaires ont aussi progressé, puisque la société a profité d'occasions d'achat hâtif, de la confiance renouvelée des clients et de marges plus avantageuses sur les semences en vue d'assurer la progression sur une année du BAIIA.

L'amortissement de la période de douze mois s'est établi à 24,6 M$, contre 11,5 M$ pour le dernier semestre terminé le 31 juillet 2003. L'amortissement de ces deux périodes reflète l'actif après la restructuration, qui a fait l'objet d'une réévaluation en fonction des principes de la comptabilité « nouveau départ ». L'amortissement du premier semestre de 2003 s'appuyait sur la valeur des actifs avant la restructuration et il s'élevait à 21,4 M$.

La société a obtenu un bénéfice avant intérêts et impôts (BAII) de 69 M$ durant l'exercice 2004. Durant le précédent exercice, elle avait perdu 21 M$ au premier semestre pour ensuite gagner 11,5 M$ au titre du BAII durant le second semestre. Les deux exercices comprennent des éléments non récurrents, comme il est indiqué dans le tableau 1.

Les intérêts débiteurs de l'exercice ont totalisé 39 M$, incluant un accroissement de 10,5 M$ des intérêts autres qu'en espèces. L'accroissement représente un concept comptable dans le cadre duquel les soldes débiteurs actualisés sont accrus selon une méthode systématique en vue d'atteindre finalement leur valeur nominale à l'échéance. Les intérêts débiteurs du précédent exercice se sont chiffrés à 26 M$ pour le premier semestre avant la restructuration financière (incluant un amortissement autre qu'en espèces de 5,6 M$ lié aux coûts de financement reportés – les coûts de financement reportés ont par la suite été éliminés par le biais de la comptabilité « nouveau départ »). Des intérêts supplémentaires de 23 M$ ont été comptabilisés pour le dernier semestre de 2003, en fonction de la valeur après la restructuration du passif de la société (incluant un accroissement de 5,7 M$ des intérêts autres qu'en espèces).

Le bénéfice net découlant des activités poursuivies de l'exercice terminé le 31 juillet 2004 a atteint 18 M$. Durant l'exercice précédent, la société avait perdu 31 M$ durant le premier semestre puis 9 M$ au second semestre.

La perte découlant des activités abandonnées en 2004 a totalisé 13 M$ durant l'exercice. La société s'est retirée des activités de production porcine, de la préparation des aliments du bétail et de l'aquaculture durant l'exercice 2004. Les résultats de ces opérations auparavant comptabilisées dans « Autre secteur d'activité » ont été constatés comme des activités abandonnées dans les états consolidés des résultats et des bénéfices non répartis (du déficit). En ce qui concerne les activités abandonnées, une tranche d'environ 10 M$ des pertes d'exploitation et une perte de 9 M$ au moment de la vente ont été partiellement neutralisées par une économie d'impôts de 6 M$ de la société.

Le bénéfice net consolidé de Saskatchewan Wheat Pool de l'exercice 2004 s'est chiffré à 5 M$; il s'agit de la première année depuis 1998 pour laquelle la société a généré un bénéfice net. Le bénéfice par action était de 0,02 $ avant accroissement sur les effets convertibles et de (0,07) $ par action après accroissement. Durant l'exercice 2003, la société a affiché une perte de 34 M$ durant le premier semestre (0,92 $ par action) et une autre de 16 M$ (0,27 $ par action) au second semestre. L'accroissement appliqué au bénéfice par action de 2004 et à celui du dernier semestre de 2003 résulte de l'utilisation de la comptabilité « nouveau départ » au 31 janvier 2003. Le traitement comptable a nécessité l'évaluation des effets subordonnés convertibles à leur juste valeur estimative à ce moment. La hausse systématique de la valeur nette réelle des effets convertibles se poursuivra jusqu'à ce que la valeur des capitaux propres liés aux effets convertibles de la société corresponde à la valeur nominale des effets et aux intérêts accrus non versés en espèces des billets restants non convertis à l'échéance.

En excluant les éléments non récurrents inclus dans les résultats de 2004, le bénéfice découlant des activités poursuivies en 2004 se serait chiffré à 4,5 M$. La perte découlant des activités poursuivies l'an dernier en excluant les éléments non récurrents se serait établie à 35,9 M$ pour le premier semestre de 2003 et à 14,4 M$ pour le second semestre du même exercice.

RÉSULTATS SECTORIELS

MANUTENTION ET COMMERCIALISATION DES GRAINS

Le secteur d'activité de la manutention et de la commercialisation des grains a expédié 6,4 millions de tonnes de grains et d'oléagineux durant l'exercice 2004, en hausse de 34 % par rapport à l'an dernier, tandis que les volumes totaux dans les terminaux portuaires ont presque doublé, passant de 2,4 millions de tonnes l'an dernier à 4,5 millions de tonnes. La hausse des volumes jumelée à la vigueur des activités et à une saine logistique ont permis à l'entreprise d'améliorer sa marge pour la porter à environ 21,00 $ la tonne contre 15,50 $ la tonne en moyenne l'an dernier.

(en milliers)	Volumes		
	Exercice 2004	Exercice 2003	Augmentation
Récépissés de silos-élévateurs primaires	6 170	4 161	48 %
Expéditions de silos-élévateurs primaires	6 391	4 761	34 %
Opérations aux terminaux			
Vancouver	2 571	822	213 %
Thunder Bay	1 286	1 185	9 %
Quote-part des sociétés affiliées	615	424	45 %
Total des opérations aux terminaux	4 472	2 431	84 %

Les livraisons des producteurs ont rebondi durant l'année alors que la société a travaillé en étroite collaboration avec des partenaires du secteur pour obtenir de nouvelles occasions d'exportation et d'approvisionnement compte tenu des volumes de grains accrus en provenance des producteurs des Prairies. La part du marché de la société dans l'Ouest canadien est demeurée de l'ordre de 21 %, légèrement en hausse en Saskatchewan et stationnaire en Alberta et au Manitoba par rapport à l'exercice précédent. Le BAIIA a aussi augmenté.

Les volumes accrus de cultures et la mise en application par la société de diverses stratégies au cours des derniers mois en vue de gérer les stocks et la logistique pour maximiser les marges et contrôler les coûts ont grandement influé sur cette reprise. Le BAIIA pour l'exercice s'est chiffré à 60 M$, contre 0,8 M$ durant le précédent exercice. Le BAII au titre de la manutention et de la commercialisation des grains a été de 51 M$ pour l'année. L'an dernier, le BAII du secteur des grains affichait une perte de 8 M$ au premier semestre et une autre perte de 11 M$ au second semestre. Ces résultats incluent les éléments non récurrents indiqués dans le tableau 1.

PRODUITS AGROALIMENTAIRES

Le secteur d'activité des produits agroalimentaires de la société a été très solide durant l'exercice, affichant une hausse de 4 % des ventes et de 36 % du BAIIA. Le chiffre d'affaires de l'exercice a totalisé 460 M$, contre 443 M$ durant l'exercice 2003. En ce qui a trait aux activités de détail de la société, les ventes de semences ont progressé de 15 % tandis que celles de produits antiparasitaires à usage agricole ont gagné 4 %. Ces gains ont permis d'effacer la baisse de 3 % des ventes d'engrais en raison de la demande moindre ayant résulté de l'humidité qui a sévi au printemps.

À l'exception des engrais, les marges sous forme de pourcentage se sont raffermies à l'égard de toutes les grandes lignes de produits offertes par la société, les augmentations variant de 4 % à 10 % selon le produit. Au total, le secteur d'activité des produits agroalimentaires a dégagé un BAIIA durant l'exercice terminé le 31 juillet 2004 de 32 M$, en hausse par rapport à 23 M$ à l'exercice précédent. Une combinaison de facteurs explique ces résultats. La société a été en mesure d'acheter à l'avance des produits en vue d'obtenir des prix plus intéressants plus tôt dans l'année. De plus, la vente de semences à marge plus élevée et la confiance renouvelée des clients ont permis à l'entreprise d'attirer plus de clients et d'accroître sa part de marché.

Le BAII du secteur d'activité des produits agroalimentaires se chiffrait à 22 M$ à la fin de l'exercice. Durant l'exercice précédent, la société a perdu 10 M$ au premier semestre puis elle a gagné 25 M$ au second semestre de 2003.

TRANSFORMATION DES PRODUITS AGRICOLES

Le chiffre d'affaires du secteur d'activité de la transformation des produits agricoles a totalisé 111 M$, contre 130 M$ en 2003. Les ventes de Prairies Malt se sont stabilisées après avoir subi les répercussions négatives sur leurs programmes de commercialisation en 2003 du piètre état des cultures. Chez Can-Oat Milling, le prix des matières premières (avoine) était morose en raison des conditions du marché et du recul généralisé des prix des marchandises par rapport à 2003. Les volumes ont diminué d'environ 6 % durant l'année, traduisant le ralentissement saisonnier de l'été et une faible réduction de la demande résultant de la tendance vers des produits à faible teneur en glucides en 2004. La gamme des produits commercialisés par l'entremise de Can-Oat est demeurée relativement inchangée, la plus grande partie des tonnes vendues représentant des produits d'avoine finis. Par conséquent, les marges sont demeurées relativement stables en 2004.

Le BAIIA du secteur d'activité de la transformation des produits agricoles de l'exercice se chiffrait à 14 M$, par rapport à 15 M$ en 2003.

Le BAII s'élevait à 9 M$ pour l'exercice terminé le 31 juillet 2004. Durant l'exercice précédent, le secteur d'activité avait généré un BAII de 4 M$ et de 6 M$ au premier semestre et au second semestre respectivement.

CHARGES DU SIÈGE SOCIAL

Les charges du siège social de l'exercice 2004 se sont établies à 18,6 M$, contre 16,2 M$ durant l'exercice 2003. En excluant les éléments non récurrents indiqués dans le tableau 1, la hausse des charges du siège social s'explique principalement par les programmes de rémunération s'appuyant sur les rendements.

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

Fonds de roulement

L'actif à court terme s'élevait à 324 M$ au 31 juillet 2004, en baisse de 73 M$ par rapport à l'exercice précédent. Le recul de 58 M$ des débiteurs, de 20 M$ des placements à court terme détenus par une coentreprise et de 11 M$ des stocks a été partiellement neutralisé par la hausse de 15 M$ de l'encaisse. La baisse des débiteurs résulte principalement du recul des prix et des volumes de grains détenus pour le compte de la CCB. La baisse des stocks s'explique par la vente des activités porcines, de préparation des aliments du bétail et d'aquaculture.

La hausse de l'encaisse découle des débiteurs et des stocks moindres à la fin de l'exercice de même que des flux de trésorerie disponibles générés par la société durant l'exercice. Les emprunts à court terme au titre de la marge d'exploitation de la société ont été ramenés de 93 M$ au 31 juillet 2003 à un montant nul au 31 juillet 2004. La société utilisera l'encaisse et ses marges de crédit d'exploitation puisqu'elle achète des stocks de grains hors Commission et que les débiteurs de la CCB augmentent à l'automne pendant la moisson. L'entreprise a recours à une facilité de crédit adossée pour combler ses besoins d'exploitation quotidiens. Cette facilité arrive à échéance en juillet 2005 et la société prend part actuellement à des discussions en vue d'obtenir une nouvelle facilité d'exploitation.

Le passif à court terme se chiffrait à 210 M$ au 31 juillet 2004, en baisse de 93 M$ par rapport au 31 juillet 2003. La suppression des tirages sur la marge d'exploitation de la société explique principalement cette baisse. Les emprunts auprès des membres ont augmenté de 10 M$, traduisant leur confiance renouvelée envers la stabilité financière de la société. Cette hausse a été contrebalancée par une diminution des créditeurs et des charges à payer.

Le fonds de roulement a été porté de 95 M$ au 31 juillet 2003 à 114 M$ au 31 juillet 2004. Le ratio de liquidité générale s'est chiffré à 1,54 contre 1,31.

Renseignements sur les flux de trésorerie

Les flux de trésorerie provenant des activités poursuivies se sont élevés à 59 M$ pour l'exercice terminé le 31 juillet 2004. Les flux de trésorerie affectés aux activités poursuivies se sont établis à 22 M$ au premier semestre de l'exercice 2003. Les flux de trésorerie provenant des activités poursuivies se sont chiffrés à 8 M$ au second semestre de l'exercice. Le redressement affiché en 2004 traduit l'amélioration considérable des résultats dans les secteurs d'activité de la manutention et de la commercialisation des grains et des produits agroalimentaires.

Les dépenses en immobilisations ont totalisé 17 M$ pour l'exercice terminé le 31 juillet 2004 alors que la société a principalement consacré ses dépenses à son terminal portuaire situé à Vancouver et à d'autres actifs principaux. Les dépenses en immobilisations devraient varier entre 20 M$ et 25 M$ durant l'exercice 2005, ce qui constitue un programme de dépenses annuelles typique pour la société.

L'entreprise reçoit régulièrement des dividendes de certaines de ses filiales et coentreprises. Leur niveau dépend de divers facteurs, y compris la rentabilité, les flux de trésorerie et les programmes de dépenses en immobilisations de ces entités de même que des clauses restrictives contenues dans les ententes de financement qu'elles ont conclues.

Les dividendes tirés des coentreprises dépendent également des ententes des coentrepreneurs. La société n'a pas besoin de ces dividendes pour assurer le financement de ses programmes de dépenses en immobilisations et respecter ses obligations financières.

Dette totale (en millions)	2004	2003
Dette bancaire	30 $	28 $
Emprunts à court terme	2	93
Emprunts à vue auprès des membres et actions des membres	20	11
	52	132
Dette bancaire à terme	80	91
Effets subordonnés de premier rang	132	125
Effets subordonnés convertibles – composante passif	28	24
Emprunts à terme auprès des membres	4	5
Dette bancaire des filiales et quote-part de la dette des coentreprises	16	29
Total de la dette à long terme incluant la tranche à court terme	260	274
Dette totale	312 $	406 $

La société a remboursé une tranche d'environ 10 M$ de sa dette bancaire à terme durant l'exercice terminé le 31 juillet 2004, au moyen du produit de la vente de ses intérêts dans les industries du porc et de la préparation des aliments du bétail conformément à son entente de crédit avec les créanciers de l'entreprise. L'intérêt sur l'emprunt bancaire à terme est réglé mensuellement au taux annuel de 8 % jusqu'au moment de l'entrée en vigueur, le 1er octobre 2005, des paiements mensuels de capital et d'intérêts d'environ 1,5 M$.

La valeur des effets subordonnés de premier rang a augmenté de 7 M$ au 31 juillet 2004 en raison de l'accroissement. La différence entre le montant en capital de 150 M$ des effets subordonnés de premier rang et leur juste valeur constatée dans le bilan selon la comptabilité « nouveau départ » au 31 janvier 2003 s'accroît systématiquement pendant toute leur durée à titre d'intérêts débiteurs autres qu'en espèces. L'intérêt sur ces effets est versé mensuellement dans une fiducie et distribué trimestriellement aux porteurs. Aucun paiement de capital n'est exigible avant l'échéance, le 29 novembre 2008.

La composante passif des effets subordonnés convertibles de 28 M$ représente la valeur actualisée des intérêts en espèces qui devaient être versés en 2006, en 2007 et en 2008 au moment de la restructuration le 31 janvier 2003. Ces intérêts sont payables en espèces si l'entreprise atteint certains tests de rendement minimal s'appuyant sur l'excédent du BAIIA cumulatif sur les intérêts en espèces. L'exercice 2003 a été le premier exercice inclus aux fins des calculs. La direction est actuellement d'avis que les tests ne pourront être atteints pour les deux raisons suivantes :

a) des volumes de grains résultant de la récolte de 2003 inférieurs à la moyenne, ayant ainsi limité le BAIIA potentiel de l'exercice 2004 du secteur d'activité des grains; et
b) la réduction du BAIIA en raison de la vente des participations dans les industries du porc et de la préparation des aliments.

L'accroissement des intérêts continuera jusqu'à ce que les dates des tests de rendement minimal soient passées et que les intérêts réels basés sur les tests aient été officiellement déterminés. Ce traitement est conforme à l'abrégé 70 du Comité sur les problèmes nouveaux de l'ICCA. Si les paiements ne sont pas effectués, les intérêts seront payables le 30 novembre 2008 et à ce moment, la société aura le droit de convertir les effets en actions ordinaires avec droits de vote, ce qu'elle compte faire, en vue de respecter ses obligations de paiement du capital et des intérêts.

Les dettes des filiales et la quote-part des dettes de la coentreprise ont diminué de 14 M$ en raison de la vente des activités liées au porc et à la préparation des aliments et des remboursements de capital prévus faits par ces entreprises.

Le ratio d'endettement total de la société au 31 juillet 2004 s'est établi à 62:38 (71:29 au 31 juillet 2003) et le ratio d'endettement à long terme, à 58:42 (63:37 au 31 juillet 2003).

Effets subordonnés convertibles

Les effets subordonnés convertibles d'un montant en capital de 255 M$ ont été émis dans le cadre de la restructuration financière de la société. Chaque tranche de 1 000 $ des effets est convertible, au gré du porteur, en environ 2 227 actions sans droit de vote de catégorie B, en tout temps avant la date d'échéance fixée au 30 novembre 2008. La conversion des effets au 31 juillet 2004 a été effectuée comme suit :

(en milliers)	Valeur nominale des effets convertibles	Actions de catégorie B
Émis le 31 janvier 2003	255 000 $	60 363
Conversions – semestre terminé le 31 juillet 2003	(50 172)	111 744
Effets en circulation le 31 juillet 2003	204 828	172 107
Conversions – exercice terminé le 31 juillet 2004	(26 990)	60 112
Effets en circulation le 31 juillet 2004	177 838 $	232 219

Au 30 septembre 2004, des effets subordonnés convertibles d'une valeur nominale de 173,7 M$ étaient en circulation et leur conversion, le cas échéant, se serait traduite par un nombre additionnel de 398 827 321 actions sans droit de vote de catégorie B.

À l'échéance, la société a le droit de convertir, sous certaines réserves, les effets subordonnés convertibles en actions d'une seule catégorie d'actions avec droits de vote de la société, lesquelles représentent 90 % des actions en circulation de cette catégorie sur une base diluée, à condition que les conversions effectuées par les porteurs de ces effets en actions sans droit de vote de catégorie B avant l'échéance réduisent proportionnellement ce ratio de conversion de 90 %. Compte tenu du nombre d'effets subordonnés convertibles convertis par les porteurs depuis le 31 janvier 2003, les porteurs actuels recevraient des actions sur une base diluée représentant environ 63 % de la totalité des actions en circulation au 31 juillet 2004.

Dans le bilan daté du 31 juillet 2004, une tranche de 129 M$ des effets subordonnés convertibles a été comptabilisée à titre de capitaux propres et une tranche de 28 M$, à titre de passif respectivement. La différence entre le total de ces montants (157 M$) et la valeur nominale de 178 M$ des effets de même que les intérêts courus futurs de 114 M$ ont été comptabilisés jusqu'au 30 novembre 2008.

Actions sans droit de vote de catégorie B

Au 31 juillet 2004, 232 218 749 actions sans droit de vote de catégorie B étaient en circulation comparativement à 241 411 940 actions au 30 septembre 2004.

Classement de la dette

Les cotes suivantes ont été attribuées par Dominion Bond Rating Services (DBRS) et Standard and Poors (NC signifie non coté) :

Agence de cotation	Cote	Dette bancaire	Effets de premier rang	Effets convertibles
DBRS	B stable	NC	B faible	NC
Standard & Poors	B stable	B	CCC+	CCC+

Excédent des régimes de retraite à prestations déterminées

La société compte trois régimes de retraite à prestations déterminées dont deux exigent des cotisations de la part des employés et de l'employeur. La société est actuellement exonérée du versement des cotisations à l'égard de ces deux régimes en raison des règlements de l'impôt sur les bénéfices lié aux excédents. Pour le troisième régime, seule l'entreprise est tenue de verser des cotisations. Ces régimes de retraite à prestations déterminées ont affiché un excédent combiné de 56 M$ et de 48 M$ au 31 juillet 2004 et au 31 juillet 2003, respectivement. Pour plus de renseignements, veuillez consulter la note complémentaire 20 a).

Obligations contractuelles (en milliers)	Total	Paiements exigibles dans Moins de 1 an	1 an à 3 ans	4 ou 5 ans	Après 5 ans
Dette à long terme	249 900 $	7 893 $	33 021 $	206 531 $ *	2 455 $
Baux de location-exploitation	12 976	4 864	6 024	2 088	-
Obligations d'achat	17 345	17 345	-	-	-
Autres obligations à long terme	41 504	9 134	14 603	6 752	11 015
Total des obligations contractuelles	321 725 $	39 236 $	53 648 $	215 371 $ *	13 470 $

*En supposant que la société convertit la totalité des effets subordonnés convertibles en circulation à l'échéance en une seule catégorie d'actions ordinaires.

Opérations hors bilan

En vertu des modalités d'une entente, Financement agricole Canada fournit du crédit aux exploitants agricoles qui sont des clients de la société afin d'acquérir des intrants de culture. Veuillez consulter l'analyse à la rubrique Risque de crédit et la note 17 b) des notes complémentaires.

Opérations entre apparentés

Les opérations avec des coentreprises et des filiales sont éliminées selon les principes comptables de la consolidation. Il n'existe aucune opération entre apparentés importante avec les sociétés émettrices qui sont comptabilisées soit selon la méthode de comptabilisation à la valeur d'acquisition, soit selon la méthode de comptabilisation au coût.

Quatrième trimestre

Le chiffre d'affaires et les autres produits d'exploitation du trimestre se sont chiffrés à 542 M$, en hausse de 94 M$ ou de 21 % par rapport au quatrième trimestre du précédent exercice, en raison des expéditions de grains soutenues. Les ventes de produits agricoles ont quelque peu augmenté par rapport au trimestre de l'exercice antérieur alors que les ventes liées à la transformation des produits agricoles ont régressé d'environ 21 % par rapport au trimestre de l'exercice antérieur en raison du ralentissement de la demande, observé dans toute l'industrie, sur le marché des céréales fines.

Le bénéfice consolidé avant intérêts, impôts et amortissement (BAIIA), qui était de 29 M$ au dernier trimestre de 2003, a atteint 41 $M. La société a comptabilisé un bénéfice avant intérêts et impôts (BAII) de 41 M$ durant le trimestre, contre 23 M$ au précédent exercice. Les deux périodes comprennent des effets non récurrents mentionnés dans le tableau 1.

Les intérêts du trimestre de 9,2 M$ (incluant des intérêts autres qu'en espèces de 2,8 M$) se comparent à ceux de 9,5 M$ de l'exercice précédent (incluant des intérêts autres qu'en espèces de 2,4 M$).

Le bénéfice net tiré des activités poursuivies durant le dernier trimestre a progressé d'environ 2 M$ pour s'établir à 20,4 M$. Le bénéfice découlant des activités abandonnées pour le trimestre s'est établi au montant approximatif de 8 M$. Ces résultats traduisent principalement une économie des impôts de la société résultant de la dissolution du secteur d'activité « Autre » qui regroupait les investissements antérieurs de la société dans la production porcine, l'aquaculture et la préparation des aliments du bétail.

En excluant les éléments non récurrents du quatrième trimestre de 2004, le bénéfice découlant des activités poursuivies se serait établi à 12,4 M$. Le bénéfice découlant des activités poursuivies au quatrième trimestre de l'an dernier excluant les éléments non récurrents aurait été de 15,2 M$.

Saskatchewan Wheat Pool a dégagé un bénéfice net de 29 M$ au quatrième trimestre terminé le 31 juillet 2004, soit environ le double du montant de 14,5 M$ obtenu par l'entreprise au quatrième trimestre de l'exercice précédent. Une augmentation de 65 % des expéditions au moyen des silos-élévateurs de la société dans les Prairies a contribué à porter le bénéfice par action à 0,10 $ durant le trimestre, contre 0,07 $ au trimestre correspondant de l'an dernier.

Les flux de trésorerie se sont raffermis sur une période de un an, la société dégageant des rentrées nettes liées à l'exploitation de 37 M$ durant le trimestre ou de 0,16 $ par action, comparativement à 26 M$ ou à 0,20 $ par action au quatrième trimestre de l'exercice 2003.

Les expéditions faites par le secteur d'activité de la manutention et de la commercialisation des grains de la société se sont élevées à 1,9 million de tonnes durant le trimestre, par rapport à 1,2 million au quatrième trimestre de 2003. Les volumes dans les terminaux portuaires ont été portés à 1,0 million de tonnes au dernier trimestre par rapport à 0,8 million de tonnes expédiées entre et mai et juillet en 2003, soit une augmentation de 26 %. Cette hausse reflète les niveaux de production accrus et la qualité supérieure des récoltes par rapport à 2003, ce qui a généré des occasions d'exportation supplémentaires pour les activités sur grains de la société. Le BAIIA du secteur d'activité s'est élevé à 16 M$ durant le trimestre, incluant des ajustements non récurrents, en hausse par rapport à une perte de 1 M$ au dernier trimestre de 2003. Le BAII du trimestre s'est chiffré à 15 M$, incluant des ajustements non récurrents. L'an dernier, le BAII trimestriel affichait une perte de 3 M$.

Le chiffre d'affaires lié aux activités de détail des produits agroalimentaires de même que la quote-part des produits d'une société affiliée détenue en copropriété, Western Co-operative Fertilizers Limited, se sont élevés à 278 M$, en hausse de 2 M$ par rapport au quatrième trimestre de l'an dernier. Les activités de détail de la société ont été satisfaisantes, les ventes de produits antiparasitaires à usage agricole augmentant de 12 %, ce qui a entièrement effacé un recul de 7 % des ventes d'engrais, en raison de l'humidité ayant sévi durant la période de croissance du printemps et de l'été. Le BAIIA provenant du secteur d'activité des produits agroalimentaires du trimestre s'est élevé à 30 M$, contre 32 M$ au quatrième trimestre de l'an dernier. La baisse s'explique par la demande moindre d'engrais, compensée en partie par les marges plus élevées sur semences et produits antiparasitaires à usage agricole. Le BAII s'est chiffré à 27 M$ au quatrième trimestre de l'exercice 2004, contre 29 M$ au même trimestre de l'exercice antérieur.

Dans le secteur d'activité de la transformation des produits agricoles, le chiffre d'affaires du quatrième trimestre s'est élevé à 26 M$, contre 33 M$ au dernier trimestre de l'exercice 2003. Les ventes de Prairie Malt Limited ont progressé d'environ 4 % par rapport au quatrième trimestre de l'an dernier alors que l'entreprise s'est relevée des difficultés ayant résulté de la sécheresse de l'exercice précédent. Cette hausse a partiellement neutralisé une baisse des volumes des ventes de Can-Oat Milling, résultant du recul de la demande d'avoine dans toute l'industrie. Le BAIIA du dernier trimestre s'établissait à 2,5 M$, contre 3,3 M$ l'an dernier. Le BAII s'est établi à 1,3 M$ au quatrième trimestre de 2004, contre 2,1 M$ au trimestre correspondant de 2003.

Principales estimations comptables

Dans le cadre de la préparation des états financiers consolidés de l'entreprise, la direction est tenue de faire des évaluations et des estimations quant aux résultats de divers événements futurs. Ces évaluations s'appuient sur les renseignements les plus adéquats à sa disposition à ce moment. Vous trouverez ci-après une analyse des principales estimations comptables.

Secteur d'activité de la manutention et de la commercialisation des grains

Le secteur d'activité de la manutention et de la commercialisation des grains a constitué une provision de 4 M$ à l'égard d'un débiteur s'appliquant à des produits livrés à un client du Mexique. La provision a été constituée durant l'exercice 2003 et, à ce moment, elle couvrait approximativement 50 % du risque potentiel. Au 31 juillet 2004, la provision de 4 M$ couvrait la totalité du risque. Si l'entreprise réussit à recouvrer ce débiteur, le bénéfice augmentera durant les années futures.

Secteur d'activité des produits agroalimentaires

1. Aux termes d'une entente, une institution financière fournit du crédit à des clients de la société afin d'acquérir des intrants de culture. Les prêts consentis dans le cadre de ce programme sont garantis par un contrat de garantie générale octroyé par le client et couvrant les actifs liés aux cultures et à l'exploitation agricole. Aux termes de l'entente, l'entreprise a convenu de rembourser cette institution financière pour les pertes sur prêts supérieures à une provision déterminée. Le 31 juillet 2004, un montant de 162,6 M$ était impayé, dont une tranche de 157,9 M$ était liée au programme de l'exercice 2004. La provision pour pertes sur prêts estimative s'établissait à 5,0 M$. Cette provision a été déterminée en fonction des résultats historiques des exercices 2002 et 2003. Lorsque des paiements relatifs aux comptes en souffrance sont versés à l'institution financière dans le cadre de ce programme, le compte en souffrance est attribué à la société et celle-ci doit ensuite recouvrer les montants à payer par les clients. Les recouvrements ultérieurs relatifs à ces comptes en souffrance sont attribués à la société et à l'institution financière en fonction de leur part proportionnelle du produit recouvré.

   Au 31 juillet 2004, des prêts de 4,7 M$ liés au programme de l'exercice 2003 demeuraient impayés. L'entreprise remboursera l'institution financière pour tout prêt impayé en décembre 2004. La provision pour pertes sur prêts atteignait un montant estimatif de 4,2 M$ au 31 juillet 2004.

Dans la mesure où les pertes sur prêts du programme de l'exercice 2003 ou 2004 sont supérieures ou inférieures au montant estimatif de 4,2 M$ ou de 5,0 M$ respectivement, le bénéfice sera ajusté durant les prochaines années.

2. En 1987, une coentreprise dans laquelle la société détenait des participations a fermé deux de ses installations fabriquant des engrais à base de nitrate et de phosphate. La coentreprise a constitué une provision pour tenir compte des coûts liés à la remise en état. Cette remise en état comprend la démolition des installations de fabrication et la remise en état des piles phosphogypse. La quote-part de la société des coûts estimatifs inclus dans le passif à long terme s'établit à 12,6 M$. La coentreprise revoit la provision régulièrement pour s'assurer que les coûts d'achèvement des travaux sont correctement pris en compte dans les états financiers.

   Les modifications éventuelles des estimations relatives à la remise en état influeront sur le bénéfice de la coentreprise.

Secteur d'activité de la transformation des produits agricoles

Aucune estimation comptable importante n'a été faite à l'égard de ce secteur d'activité.

Modifications de conventions comptables

La modification de convention comptable faite durant l'exercice 2004 porte sur la note d'orientation 13 de l'Institut Canadien des Comptables Agréés (ICCA), intitulée « Relations de couverture ». Veuillez consulter la note complémentaire 3 o) i) des états financiers consolidés datés du 31 juillet 2004. L'incidence de cette modification sur la convention comptable était négligeable.

La modification de convention comptable effectuée durant l'exercice 2003 porte sur l'abrégé du Comité sur les problèmes nouveaux 123 de l'ICCA concernant la constatation des produits. L'incidence de cette modification est décrite dans la note complémentaire 3 o ii) des états financiers consolidés datés du 31 juillet 2004.

Les modifications futures des conventions comptables comprennent l'adoption du chapitre 3110 du *Manuel de l'ICCA*, intitulé « Obligations liées à la mise hors service d'immobilisations ».

Instruments financiers et autres

La société mène des activités liées à l'achat, à la vente et à la transformation de matières premières agricoles. Les produits agricoles sont assujettis à des fluctuations des prix résultant de divers facteurs imprévisibles pouvant créer des risques de prix. La société a recours à des instruments financiers dérivés, à des contrats à terme et à des contrats d'options négociés en Bourse de même qu'à des contrats d'achat et de vente à terme en vue de gérer le risque à l'égard des mouvements défavorables des prix des produits agricoles. La position quotidienne nette à l'égard des produits porte sur les stocks, les contrats d'achat et de vente à terme connexes et les contrats à terme et contrats d'options négociés en Bourse.

La société a recours à ces instruments dérivés pour réduire au minimum l'incidence des fluctuations des prix des produits agricoles pouvant faire l'objet de couvertures. Les contrats à terme et les contrats d'options négociés en Bourse de même que les contrats d'achat et de vente à terme sont évalués en fonction du cours du marché, lequel se fonde sur le cours du marché ajusté pour tenir compte des frais de transport et de manutention. Les gains et les pertes non réalisés à l'égard des positions sur produits pouvant faire l'objet de couvertures sont constatés à titre de coûts des marchandises vendues dans les états consolidés des résultats et des bénéfices non répartis (du déficit).

La société s'est dotée de pratiques et de politiques visant à limiter le montant des positions sur produits à prix fixe non couvertes qu'elle a le droit de maintenir. Sur une base quotidienne, la société évalue la combinaison des quantités et des volumes à risque.

La société est exposée aux fluctuations des taux de change à l'égard des opérations libellées en devises.

La société a recours aux instruments financiers dérivés tels que les contrats de change à terme et les contrats à terme standardisés pour limiter les risques liés aux fluctuations des taux de change relativement à ses actifs et passifs comptabilisés exprimés en devises et aux opérations envisagées. Ces instruments dérivés sont évalués à la valeur du marché. Dans certains de ses secteurs d'activité non liés à la manutention et à la commercialisation des grains, la société a commencé à appliquer la note d'orientation 13 de l'ICCA. La comptabilité de couverture consiste à constater dans les résultats, durant la même période, les gains, pertes, produits et charges liés à un élément couvert et à l'instrument de couverture. Dans les autres secteurs de l'entreprise, les gains et pertes non réalisés à l'égard des contrats à terme en devises et des contrats à terme standardisés sont évalués à la valeur du marché et constatés à titre de chiffre d'affaires et autres produits d'exploitation dans les états consolidés des résultats et des bénéfices non répartis (du déficit).

La société a mis en place des politiques permettant de mesurer et de revoir l'exposition de l'entreprise au risque de change sur une base quotidienne.

D'autres renseignements figurent à la note 23 des notes complémentaires du 31 juillet 2004.

PERSPECTIVES

La pluie qui est tombée dans toutes les Prairies au début du printemps 2004 a rétabli l'humidité du sol tout en retardant l'ensemencement dans la plupart des régions de cultures d'environ trois semaines. L'été a été très humide et les estimations hâtives laissaient entrevoir des récoltes exceptionnelles dans tout l'Ouest canadien. L'humidité persistante et la température inférieure à la moyenne ont ralenti le mûrissement et le 20 août, la région des Prairies a été frappée par un gel précoce, ce qui a réduit les attentes touchant la qualité et les niveaux de production. La récolte a été considérablement retardée et en date du 27 octobre 2004, environ 90 % de la récolte était terminée alors que généralement la récolte est terminée à cette époque de l'année.

Il règne beaucoup d'incertitude quant à la capacité des agriculteurs de récolter les 10 % restants à l'automne, car des chutes de neige se sont récemment abattues sur les Prairies. Les grains non récoltés pourront être enlevés au printemps, mais leur qualité sera sensiblement amoindrie. D'après une estimation de Statistique Canada en date du 6 octobre 2004, la production de grains pour l'exercice 2005 devrait s'établir à 50,5 millions de tonnes, soit environ 96 % de la moyenne sur cinq ans. Les grains disponibles pour les silos-élévateurs de l'Ouest canadien devraient passer de 28,1 millions de tonnes, quantité disponible à l'exercice précédent, à 30,2 millions de tonnes (92 % de la moyenne sur cinq ans), à condition que la totalité des cultures soient récoltées. Toutefois, la qualité des récoltes a souffert cette année, en raison de l'humidité excessive et du froid, et l'industrie s'attend maintenant à ce que les volumes de blé fourrager à la disposition des manutentionnaires de grains en 2005 varient entre 35 % et 50 % comparativement à 10 % pour une année type.

Cette situation représentera divers défis pour la CCB et pour les intervenants dans l'industrie des grains qui chercheront à obtenir de nouvelles demandes à l'exportation pour des produits de moindre qualité. La CCB n'intervient généralement pas sur ce marché et elle devra travailler en collaboration avec de nouveaux clients pour raffermir les ventes. Les plus récentes estimations du secteur touchant le programme d'exportation de la CCB laissent entrevoir un volume de 17 millions de tonnes métriques. Toutefois, la société s'attend maintenant à ce que ses exportations se rapprochent davantage des niveaux de 2004, soit 16 millions de tonnes.

La société prévoit maintenant que les volumes seront conformes aux augmentations de la production, mais elle revoit à la baisse ses attentes à l'égard des marges, compte tenu du pourcentage moins élevé de grains et d'oléagineux de qualité supérieure à sa disposition durant l'exercice 2005. Durant une année ordinaire, la société obtient un montant d'environ 20 $ à 22 $ la tonne. Compte tenu de la qualité moindre des grains et oléagineux disponibles, on s'attend actuellement à ce que les marges reculent de 10 à 15 % en 2005.

En ce qui concerne le secteur d'activité des produits agroalimentaires, la restauration de l'humidité du sol est de bon augure pour la saison de croissance du prochain exercice. Toutefois, l'humidité et les longs délais de récolte contribueront à réduire le nombre d'agriculteurs en mesure de terminer l'application d'engrais à l'automne. Une grande partie de ces ventes seront réalisées au printemps. Les conditions d'humidité demeurent favorables et puisque la majorité des bénéfices sur les produits agroalimentaires de la société sont obtenus au printemps et à l'été, la direction demeure confiante quant aux perspectives du secteur d'activité des produits agroalimentaires en 2005.

Le premier trimestre est généralement le second en importance durant tout exercice. Cette année, étant donné que la récolte a été très tardive et qu'aucun volume de grains n'a été acheminé dans les silos-élévateurs ni qu'aucune vente considérable de produits agroalimentaires n'a été réalisée à l'automne, les résultats du premier trimestre devraient être médiocres. L'échéancier des volumes de grains au deuxième trimestre dépendra des conditions météorologiques et, en conséquence, on s'attend à des améliorations au second semestre de 2005.

GESTION DU RISQUE

La société est assujettie à divers risques, incluant ceux qui touchent les conditions météorologiques, la stratégie, le marché, les restrictions financières, le crédit et le change, qui peuvent influer sur sa performance financière. Pour plus de renseignements sur les autres risques généraux liés à l'exploitation et à l'environnement, les lecteurs doivent consulter la notice annuelle de 2004.

Gouvernance et surveillance

Le comité de gestion du risque de la société (le « comité ») est un comité de la haute direction responsable de l'évaluation des risques auxquels est exposée l'entreprise et de la mise en application de stratégies visant à réduire cette exposition. Le comité se réunit régulièrement en vue d'évaluer les risques et de déterminer les activités d'atténuation des risques. Des rapports réguliers sont remis au comité de vérification du conseil d'administration.

Conditions météorologiques

Les conditions météorologiques représentent le principal risque auquel est exposée la société en tant qu'agro-entreprise. Les répercussions des conditions météorologiques sur la qualité des cultures et les volumes de production constituent des risques opérationnels et financiers considérables pour le secteur d'activité de la manutention et de la commercialisation des grains de la société. Les volumes sont essentiels aux résultats des activités sur grains de la société. Les coûts fixes du système de silos-élévateurs primaires de la société représentent environ 75 % à 80 % de la totalité des coûts et, par conséquent, une baisse des volumes et de la rotation des stocks a une incidence défavorable sur les marges et les résultats par tonne de la société.

La qualité des cultures est aussi un facteur important, puisque la majorité des grains et des oléagineux de qualité supérieure sont exportés et qu'en conséquence la société est en mesure de générer des marges à chaque étape du pipeline jusqu'à ses terminaux portuaires. Les grains destinés au marché intérieur dégagent en moyenne des marges moindres, principalement les grains fourragers qui exigent une transformation et une manutention minimes. Par conséquent, la combinaison des grains et des oléagineux que la société gère au cours d'une année donnée influe considérablement sur sa capacité de générer des marges et des résultats soutenus. La société offre divers programmes, incluant des services de séchage et de mélange, à ses principaux clients dans l'espoir d'atténuer une partie du risque lié à la qualité.

Le niveau et la gamme des ventes de produits agroalimentaires dépendent également des conditions météorologiques. Ces dernières influent sur le choix des cultures que font les producteurs au moment de l'ensemencement, la variété des semences mises en terre et la quantité de semences exclusives vendue. Le choix des cultures influe aussi sur le volume des engrais et des produits antiparasitaires à usage agricole vendus étant donné que certaines cultures exigent bien plus d'intrants que d'autres. Les conditions météorologiques durant toute la période de croissance détermineront la quantité de produits qui seront appliqués. Le secteur d'activité des produits agroalimentaires de la société travaille en étroite collaboration avec celui des grains pour tenter de prévoir les intentions d'ensemencement des producteurs et de gérer les stocks de produits agroalimentaires en conséquence.

La société s'est efforcée d'atténuer partiellement le risque à l'égard des conditions météorologiques grâce à l'expansion de ses installations de manutention des grains et de transformation des produits agricoles en Alberta et au Manitoba en vue de réduire leur incidence sur l'état des cultures dans certaines localités.

Marché

Une tranche considérable des ventes de l'entreprise sont tirées du secteur d'activité de la manutention et de la commercialisation des grains. Les résultats de ce secteur d'activité fluctuent en fonction des volumes de grains manutentionnés et des marges obtenues à l'égard de l'achat et de la vente de grains hors Commission. Pour ce qui est des grains de la Commission, la société obtient des tarifs d'entreposage et de manutention de la CCB, lesquels sont établis sans tenir compte des prix des grains sur le marché.

Environ 60 % des grains expédiés par la société sont des grains de la Commission canadienne du blé, soit du blé et de l'orge vendus par la CCB ou pour son compte sur les marchés intérieurs et à l'exportation. En ce qui concerne ces grains, les risques de la société sont atténués en partie grâce à des modalités d'ententes officielles entre la société et la CCB. Ces ententes prévoient le remboursement total du prix versé aux producteurs pour des grains de même que de certains coûts engagés par la société. Cette dernière peut subir des répercussions défavorables si la manutention des grains de la Commission se traduit par un grade moindre ou, dans le cas d'un programme de soumission de la CCB, si la société ne peut répondre aux exigences du contrat de soumission. La société a recours à des procédés de classement et de manutention des grains et à des contrôles de la qualité dans tout le pipeline en vue de tenter d'atténuer ces risques.

Pour ce qui est des grains hors Commission et des oléagineux achetés par la société, cette dernière est assujettie au risque de fluctuation des prix entre le moment où les grains sont achetés et celui où ils sont vendus. La gestion des risques financiers souvent désignée par « couverture » peut, le cas échéant, atténuer ces risques. Toutes ces activités toutefois ne sont pas nécessairement admissibles à la comptabilité de couverture ni ne sont comptabilisées comme des opérations de couverture. La couverture consiste à prendre sur le marché à terme une position contraire à celle détenue sur le marché au comptant en vue de réduire le risque de perte financière découlant de l'évolution défavorable des prix.

La société assure la couverture des achats et des ventes de grains hors Commission dans la mesure du possible sur les marchés à terme réglementés. Compte tenu de l'ampleur des contrats à terme standardisés et de certaines contraintes de temps, il peut s'avérer impossible de toujours assurer une couverture totale. Les cultures spéciales sont plus difficiles à couvrir, puisqu'il n'existe aucun marché à terme standardisé réglementé pour ces produits et que les instruments de couverture disponibles ne sont pas suffisamment liquides. Si possible, le risque financier à l'égard des ventes et des achats non couverts est réduit au moyen de contrats adossés d'achat et de vente.

La société s'appuie sur une politique globale de gestion du risque dans le cadre de laquelle des limites au titre des positions sont utilisées pour restreindre le risque à l'égard des mouvements des prix des marchandises. Les limites relatives aux positions déterminent l'ampleur du risque de marché que l'entreprise est prête à tolérer pour chaque marchandise. La société définit ces niveaux de tolérance en fonction de l'ampleur de la position initiale, de la liquidité sur le marché des contrats à terme standardisés et d'autres facteurs. Divers niveaux d'autorisation sont également prévus dans la politique. Le comité de gestion du risque, qui est un comité de la haute direction, doit approuver les modifications de la politique. Celles-ci sont soumises au comité de vérification du conseil.

Restrictions financières

L'entente de crédit avec les créanciers de la société et l'acte de fiducie applicable aux effets subordonnés de premier rang et aux effets subordonnés convertibles contiennent des dispositions l'obligeant à se plier à certaines restrictions financières. La société doit réussir certains tests financiers, y compris les niveaux minimaux du BAIIA, un ratio de liquidité générale minimal et un niveau annuel maximal de dépenses en immobilisations. De plus, ces ententes limitent la capacité de la société et de ses filiales d'engager des dettes supplémentaires et de faire de nouveaux investissements.

La capacité de la société de respecter ces ententes pourra être entravée par les risques mentionnés dans la présente section (Gestion du risque) et par certains autres risques échappant à son contrôle, comme les conditions météorologiques. La société pourrait nécessiter le consentement de ses créanciers pour entreprendre certaines opérations, comme des fusions ou encore la vente d'actifs ou d'activités. La presque totalité des actifs de l'entreprise ont été cédés en garantie de la dette à long terme existante de la société.

Risque de crédit

La société est assujettie à des risques de crédit dans le cadre des emprunts qu'elle consent à ses clients, notamment à l'égard des achats de produits agroalimentaires auprès de tiers. Les cas de défaut de la part des clients de la société pourraient avoir une incidence défavorable considérable sur la situation financière de la société et les résultats de son exploitation. La société partage la responsabilité des comptes en souffrance et des pertes sur prêts avec Financement agricole Canada, son partenaire dans le cadre du programme de financement des produits agroalimentaires FarmSmart. La provision pour créances douteuses dans le cadre de ce programme correspondait en moyenne à moins de 2 % des ventes réalisées annuellement pendant les deux premières années du programme.

La société gère le risque de crédit en adhérant à ses politiques établies touchant le crédit et le recouvrement. La politique de crédit précise les modalités d'octroi de crédit aux clients et de poursuite des ventes à crédit. La politique de recouvrement précise la manière de recouvrer les comptes en souffrance. Toute exception aux politiques de crédit et de recouvrement exige l'approbation écrite de la haute direction de la société. Ces politiques couvrent les facilités de crédit applicables aux produits agroalimentaires et aux grains de même que les facilités de crédit à la disposition de Can-Oat Milling.

La société a mis en place une stratégie visant la réduction des risques de paiement et de pays à l'intention des clients extraterritoriaux par le biais d'ententes de financement à l'exportation, d'alliances stratégiques et de rapports sur les risques de pays. Les modalités de paiement dans le cadre de financements à l'exportation comprennent des paiements avant le déchargement, des paiements contre les documents et l'obtention de lettres de crédit confirmé. Ces activités sont continuellement sous surveillance pour s'assurer que le risque auquel est confrontée la société demeure acceptable.

Risque de change

Des tranches considérables des produits d'avoine de Can-Oat et des grains hors Commission de la société sont vendues sur le marché à l'exportation et leurs prix sont établis en dollars américains. Can-Oat et la société assurent la couverture de la presque totalité des opérations en devises au moyen d'options, de contrats à terme sur devises standardisés ou de contrats de change à terme et au moyen de

couvertures naturelles résultant de la compensation des opérations. Dans la mesure où les entreprises n'ont pas assuré la couverture totale de ce risque de change, toute appréciation du dollar canadien sur le dollar américain ou d'autres devises pertinentes pourrait avoir une incidence défavorable importante sur les résultats financiers de la société.

Levier financier et besoins de financement

En raison de facteurs externes, comme des conditions météorologiques défavorables, la faible production des cultures ou la piètre qualité des récoltes dans l'Ouest canadien, il existe un risque à court ou à moyen terme que la société ne soit pas en mesure de générer des rentrées nettes suffisantes pour assurer le financement adéquat de ses activités et de ses dépenses en immobilisations de même que le remboursement de ses paiements de capital et d'intérêts. Si les flux de trésorerie de la société étaient insuffisants pour ces fins, elle devra peut-être rechercher du financement additionnel, céder des actifs ou refinancer la totalité ou une partie de sa dette. De plus, le levier financier actuel de la société pourrait nuire à sa capacité d'obtenir du financement supplémentaire, ce qui pourrait réduire sa capacité de saisir les occasions d'affaires, de faire face aux changements du marché ou de la conjoncture ou à un repli de l'industrie.

La société peut nécessiter des fonds supplémentaires pour ses activités à court et à moyen terme. La disponibilité et pertinence du financement dépendront de divers facteurs, incluant le rendement financier et la situation financière de la société dans l'avenir. La société utilise une facilité de crédit adossée pour financer ses besoins d'exploitation courants. Cette facilité arrive à échéance en juillet 2005 et la société participe actuellement à des discussions en vue d'obtenir une nouvelle facilité d'exploitation.

DONNÉES SUR LE BAII ET LE BAIIA

Les données sur le BAII et le BAIIA contenues dans les présentes visent à vous permettre de mieux comprendre les résultats financiers de la société de même que ses résultats sectoriels et à compléter son bénéfice ou sa perte de la manière prévue par les PCGR. La méthode de calcul du BAAI et du BAIIA utilisée par la société ne se compare pas nécessairement à celle qu'utilisent d'autres entreprises de l'industrie. Par conséquent, le BAII ne doit pas être utilisé en remplacement du bénéfice net ou de la perte nette établi conformément aux PCGR. De même, le BAIIA ne doit pas être utilisé en remplacement des rentrées nettes provenant des activités d'exploitation établies en fonction des PCGR.

RENSEIGNEMENTS PROSPECTIFS

Certains énoncés contenus dans le présent rapport annuel et le présent rapport de gestion sont des énoncés prospectifs et ils traduisent les attentes de la société touchant les résultats de son exploitation, sa situation financière et ses réalisations dans l'avenir. Ces énoncés prospectifs portent sur des risques, des incertitudes et d'autres facteurs connus et inconnus pouvant faire en sorte que les résultats, le rendement et les réalisations réels de la société diffèrent considérablement de tout résultat, rendement ou réalisation futur précisé de façon formelle ou implicite dans lesdits énoncés prospectifs. Divers facteurs pourraient faire en sorte que les résultats réels diffèrent sensiblement des attentes, incluant les conditions météorologiques, la production et la qualité des récoltes dans l'Ouest canadien; les prix et les marchés des produits agricoles à l'échelle mondiale; les décisions des producteurs touchant la superficie totale ensemencée, le choix des cultures et l'utilisation des facteurs de production agricole, comme les engrais et les produits antiparasitaires à usage agricole; l'ampleur du levier financier de la société et ses besoins de financement; le risque de crédit et le risque de change; les variations de la concurrence dans l'industrie de la manutention des grains et des produits agroalimentaires, incluant les pressions sur les prix; les niveaux des exportations canadiennes de grains; les modifications de la politique gouvernementale et la déréglementation du transport; les enjeux touchant le commerce international, les conditions politiques et économiques à l'échelle mondiale, y compris les subventions sur les grains et les tarifs imposés par les États-Unis et l'Union européenne; les rebondissements de la concurrence touchant les secteurs d'activité de la manutention et de la commercialisation des grains, des produits agroalimentaires et de la transformation des produits agricoles de la société et autres; enfin, les risques environnementaux et les dépenses imprévues liées à l'environnement et à d'autres enjeux.

SASKATCHEWAN WHEAT POOL

RAPPORT DES VÉRIFICATEURS AUX ACTIONNAIRES DE SASKATCHEWAN WHEAT POOL

Nous avons vérifié les bilans consolidés de Saskatchewan Wheat Pool aux 31 juillet 2004 et 2003 et les états consolidés des résultats et des bénéfices non répartis (du déficit) et des flux de trésorerie de l'exercice terminé le 31 juillet 2004 et des semestres terminés le 31 juillet 2003 et le 31 janvier 2003. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Société aux 31 juillet 2004 et 2003 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour l'exercice terminé le 31 juillet 2004 et les semestres terminés le 31 juillet 2003 et le 31 janvier 2003 selon les principes comptables généralement reconnus du Canada.

Regina (Saskatchewan)
Le 26 octobre 2004

Deloitte & Touche s.r.l.
Comptables agréés

RESPONSABILITÉ DE LA DIRECTION À L'ÉGARD DES ÉTATS FINANCIERS

La direction de Saskatchewan Wheat Pool est responsable de la préparation et de la présentation intégrale et fidèle des états financiers consolidés, du rapport de gestion et de tous les autres renseignements contenus dans le présent rapport annuel. Les états financiers consolidés ont été dressés conformément aux principes comptables généralement reconnus du Canada et comprennent nécessairement des montants fondés sur des jugements éclairés et des estimations de la direction. L'information financière que contient le présent rapport annuel est conforme aux états financiers consolidés.

Pour aider la direction à s'acquitter de ses responsabilités, un système de contrôles comptables internes a été établi afin de fournir l'assurance raisonnable que les états financiers consolidés sont exacts et fiables, et que les actifs sont préservés. Un service de vérification interne évalue l'efficacité des contrôles internes et soumet ses constatations à la direction et au comité de vérification du conseil d'administration.

Le conseil d'administration, par l'entremise du comité de vérification, doit veiller à ce que la direction s'acquitte de ses responsabilités en matière d'information financière et de contrôle interne. Le comité de vérification est formé d'administrateurs indépendants qui ne sont pas des employés de la Société. Le comité de vérification doit examiner les états financiers consolidés et le rapport de gestion, et les recommander au conseil d'administration aux fins d'approbation. Dans l'exercice de ses fonctions, le comité de vérification doit rencontrer régulièrement la direction, les vérificateurs internes et Deloitte & Touche s.r.l. afin de discuter des contrôles internes, des processus comptables et de présentation de l'information financière, des plans de vérifications et d'autres questions financières. Le comité de vérification soumet ses constatations au conseil d'administration qui doit en tenir compte au moment d'approuver la présentation des états financiers consolidés aux actionnaires.

SASKATCHEWAN WHEAT POOL

Deloitte & Touche s.r.l. a la responsabilité de vérifier les états financiers consolidés et d'exprimer son opinion à leur égard, et son rapport est présenté séparément. Les vérificateurs externes ont pleinement accès à la direction et au comité de vérification, et les rencontrent régulièrement.

Mayo M. Schmidt
Chef de la direction

Wayne G. Cheeseman
Chef des finances

Le 27 octobre 2004

(en milliers de dollars) AU 31 JUILLET	2004	2003
ACTIF		
Actif à court terme		
Encaisse	17 169 $	1 882 $
Encaisse en fiducie (note 17b)	1 176	487
Placements à court terme	25 999	45 615
Débiteurs (note 6)	164 234	222 137
Stocks (note 7)	104 887	115 972
Charges payées d'avance et dépôts	9 810	9 973
Impôts futurs (note 22c)	1 198	1 624
	324 473	397 690
Placements (note 8)	5 051	5 020
Immobilisations corporelles (note 9)	266 842	291 603
Autres actifs à long terme (note 10)	8 219	13 145
Impôts futurs (note 22c)	95 565	80 324
	700 150 $	787 782 $
PASSIF ET CAPITAUX PROPRES		
Passif à court terme		
Dette bancaire (note 11)	29 805 $	28 192 $
Emprunts à court terme (note 12)	1 501	92 920
Emprunts à vue auprès des membres (note 13)	18 691	9 165
Actions de catégorie A des membres (note 14)	1 783	1 791
Créditeurs et charges à payer (note 15)	150 745	163 177
Tranche à court terme de la dette à long terme (note 16)	7 893	7 810
	210 418	303 055
Dette à long terme (note 16)	251 930	265 754
Autres passifs à long terme (note 17)	40 980	48 644
Impôts futurs (note 22c)	5 944	7 553
	509 272	625 006
Capitaux propres		
Capital-actions (note 18)	81 287	59 417
Surplus d'apport	177	84
Effets subordonnés convertibles – composante capitaux propres (note 19)	128 635	130 663
Bénéfices non répartis (déficit)	(19 221)	(27 388)
	190 878	162 776
	700 150 $	787 782 $

Engagements, éventualités et garanties (note 26)

Au nom du conseil d'administration

Terry Baker
Directeur

Gary Colter
Directeur

SASKATCHEWAN WHEAT POOL

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS (DU DÉFICIT)

(en milliers de dollars)	Après la réorganisation		Avant la réorganisation
POUR	l'exercice terminé le 31 juillet 2004	le semestre terminé le 31 juillet 2003 (note 2b) (chiffres retraités – note 4)	le semestre terminé le 31 janvier 2003 (note 2b) (chiffres retraités – note 4)
Chiffre d'affaires et autres produits d'exploitation	1 407 297 $	652 960 $	687 524 $
Coût des marchandises vendues et charges			
Coût des marchandises vendues et charges d'exploitation	1 237 537	604 348	664 113
Frais de vente et d'administration	52 419	25 591	23 085
Amortissement	24 582	11 501	21 355
Recouvrements sur provisions (note 5)	(6 216)	-	-
	1 338 322	641 440	708 553
Bénéfice (perte) avant intérêts et impôts	68 975	11 520	(21 029)
Intérêts débiteurs (note 21)	39 084	23 471	26 373
Bénéfice (perte) avant impôt des sociétés	29 891	(11 951)	(47 402)
Économie (charge) au titre de l'impôt des sociétés (note 22a)	(11 951)	2 830	16 825
Bénéfice net (perte nette) découlant des activités poursuivies	17 940	(9 121)	(30 577)
Perte découlant des activités abandonnées (note 4)	(12 921)	(6 788)	(3 859)
Bénéfice net (perte nette)	5 019	(15 909)	(34 436)
Bénéfices non répartis (déficit), au début (note 2)	(27 388)	-	(54 422)
Ajustement des impôts futurs (note 22c)	22 990	-	-
Accroissement de la composante capitaux propres des effets subordonnés convertibles (notes 18b et 19)	(19 842)	(11 479)	-
Bénéfices non répartis (déficit), à la fin	(19 221) $	(27 388) $	(88 858) $
Bénéfice (perte) de base et dilué(e) par action (note 18b)			
Découlant des activités poursuivies	(0,01) $	(0,20) $	(0,82) $
Perte nette	(0,07) $	(0,27) $	(0,92) $

(en milliers de dollars)	Après la réorganisation		Avant la réorganisation
	l'exercice terminé le 31 juillet 2004	le semestre terminé le 31 juillet 2003 (note 2b) (chiffres retraités – note 4)	le semestre terminé le 31 janvier 2003 (note 2b) (chiffres retraités – note 4)
POUR			
Flux de trésorerie liés aux activités d'exploitation			
Bénéfice net (perte nette) découlant des activités poursuivies	17 940 $	(9 121) $	(30 577) $
Ajouter (déduire) les éléments sans effet sur la trésorerie			
Amortissement	24 582	11 501	21 355
Impôts futurs (économies) (note 22a)	13 093	(1 747)	(19 245)
Coût des prestations de retraite	1 965	984	996
Accroissement des intérêts et amortissement du refinancement bancaire (note 21)	10 496	5 693	5 616
Autres éléments et provisions	(3 331)	340	(312)
Recouvrements sur provisions (note 5)	(6 216)	-	-
Flux de trésorerie liés aux activités poursuivies	58 529	7 650	(22 167)
Variation des éléments hors caisse du fonds de roulement			
Débiteurs	54 810	(35 645)	27 699
Titrisation de créances		-	5 402
Stocks	(1 785)	61 967	10 386
Créditeurs	(8 582)	(13 007)	(31 854)
Charges payées d'avance et dépôts	(1 781)	(516)	(555)
Variation des éléments hors caisse du fonds de roulement – activités poursuivies	42 662	12 799	11 078
Flux de trésorerie liés aux activités d'exploitation – activités poursuivies	101 191	20 449	(11 089)
Flux de trésorerie liés aux activités d'exploitation – activités abandonnées	(8 478)	(420)	(6 600)
Flux de trésorerie liés aux activités d'exploitation	92 713	20 029	(17 689)
Flux de trésorerie liés aux activités de financement			
Produit de la dette à long terme	-	-	72 969
Remboursement de la dette à long terme	(16 571)	(11 424)	(2 624)
(Remboursement) produit des emprunts à court terme	(91 187)	(28 749)	4 917
Produit (remboursement) d'autres passifs à long terme, montant net	(2 949)	(1 874)	(637)
Augmentation (remboursement) des emprunts à vue auprès des membres	9 526	2 987	(18 446)
Remboursement des actions de catégorie A des membres	(8)	(6)	(11)
Flux de trésorerie affectés aux activités abandonnées	(4 546)	(891)	(342)
Flux de trésorerie liés aux activités de financement	(105 735)	(39 957)	55 826
Flux de trésorerie liés aux activités d'investissement			
Dépenses liées aux immobilisations corporelles	(17 322)	(2 329)	(3 255)
Produit de la vente d'immobilisations corporelles	3 909	11 946	1 390
Désinvestissements (note 4)	22 135	-	-
Diminution (augmentation) de l'encaisse en fiducie (note 17b)	(689)	13 411	(13 898)
(Augmentation) diminution des placements	(101)	378	3 168
(Augmentation) diminution des autres actifs à long terme	(526)	243	(6 005)
Flux de trésorerie liés aux activités abandonnées	(326)	(212)	79
Flux de trésorerie liés aux activités d'investissement	7 080	23 437	(18 521)
Augmentation (diminution) des espèces et quasi-espèces	(5 942)	3 509	19 616
Espèces et quasi-espèces, au début	19 305	15 796	(3 820)
Espèces et quasi-espèces, à la fin	13 363 $	19 305 $	15 796 $

Les espèces et quasi-espèces englobent l'encaisse, les placements à court terme et la dette bancaire (note 3c).

Information supplémentaire sur les sommes versées au cours de l'exercice relativement aux activités poursuivies :

Intérêts versés	29 624 $	26 914 $	14 162 $
Impôts payés	725 $	3 241 $	3 190 $

1. NATURE DES ACTIVITÉS

Saskatchewan Wheat Pool (la « société »), qui est constituée en vertu d'une loi spéciale de la Saskatchewan, est une agro-entreprise canadienne à intégration verticale. Les activités de la société comprennent les trois secteurs d'activité suivants : manutention et commercialisation des grains, produits agroalimentaires et transformation des produits agricoles. La société est exploitée comme une coopérative cotée en Bourse et, à ce titre, mène une part importante de ses activités d'affaires auprès de ses membres actionnaires.

Les conditions météorologiques constituent le principal risque que doit affronter l'industrie agricole. Le volume et la qualité du grain, le niveau et la composition des agrofournitures et, fondamentalement, le rendement financier de la société dépendent grandement des conditions météorologiques tout au long du cycle des cultures agricoles.

Les résultats de la société sont saisonniers. Le chiffre d'affaires dépend principalement des conditions météorologiques et du cycle des cultures agricoles, et est généralement plus élevé au printemps, au moment des semailles, et à l'automne, lors de la récolte. Les résultats dans le secteur de la manutention et de la mise en marché des grains sont généralement plus élevés au cours du premier trimestre (août à octobre) et du quatrième trimestre (mai à juillet) alors que les producteurs expédient le grain vers le système primaire de silos-élévateurs afin de réduire les limites d'entreposage sur la ferme et de générer des rentrées de fonds en vue de financer les frais liés aux semailles et à la récolte. Les ventes de produits agroalimentaires dont les produits phytosanitaires, les semences et le traitement des semences, les engrais et le matériel agricole atteignent leur sommet au cours du quatrième trimestre au moment des semailles. Des ventes de produits phytosanitaires et d'engrais sont également enregistrées au premier trimestre lorsque les producteurs préparent la terre avant l'arrivée de l'hiver, en vue des semailles du printemps. Les résultats et les ventes sont moins saisonniers dans le secteur de la transformation des produits agroalimentaires. Dans l'ensemble, les ventes dans les secteurs de la manutention et de la mise en marché des grains ainsi que des produits agroalimentaires sont généralement plus importantes au quatrième trimestre.

2. RÉORGANISATION FINANCIÈRE

a) Mode de présentation

La société a fait l'objet d'une réorganisation financière dont l'entrée en vigueur était le 31 janvier 2003. La société a comptabilisé la réorganisation financière en utilisant les principes de la réévaluation intégrale (méthode de la comptabilité « nouveau départ ») conformément aux principes comptables généralement reconnus du Canada (PCGR). Cette méthode a nécessité une réévaluation de tous les actifs et passifs de la société à leur juste valeur estimative et l'élimination du déficit de la société.

Au 31 janvier 2003, la valeur comptable de la quasi-totalité des actifs et passifs à court terme se raprochait de leur juste valeur. Les actifs et passifs suivants ont dû être retraités à leur juste valeur.

i. Immobilisations corporelles – à la juste valeur assurée par les flux de trésorerie futurs prévus
ii. Écart d'acquisition et frais de démarrage – à zéro conformément aux PCGR
iii. Prestations de retraite et autres régimes d'avantages sociaux futurs des employés – à des valeurs déterminées par un actuaire indépendant
iv. Effets subordonnés de premier rang – à la valeur de négociation actuelle
v. Composante passif des effets subordonnés convertibles – à la valeur actualisée des paiements d'intérêt estimatifs des exercices 2006 à 2008
vi. Impôts futurs – à des montants dont la matérialisation au cours de périodes ne dépassant pas cinq ans est plus probable qu'improbable
vii. Tranche non amortie des frais liés à des emprunts antérieurs comptabilisée dans les actifs à long terme – à zéro
viii. Tranche non amortie des frais liés à des emprunts antérieurs comptabilisée dans les charges payées d'avance – à zéro
ix. Coûts de restructuration – radiés au moyen de l'ajustement « nouveau départ »

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

To:	Mr. Paul Dudek Securities and Exchange Commission	Fax:	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	Date:	03/09/05
Re:	Exemption No: 82-5037	Pages:	83

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Sending in 2 parts

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x. Stock de matériel agroalimentaire – au prix de vente moins les frais de cession
Une valeur nette réelle de 178,6 M$ a été calculée afin d'établir le bilan consolidé « nouveau départ » au 31 janvier 2003. La valeur nette réelle tenait compte des estimations de la direction, qui étaient basées sur la valeur de négociation des actions de catégorie B de la société ainsi que sur une estimation de la juste valeur de la composante autre que le passif des effets subordonnés convertibles de la société. Par suite de la réorganisation et de l'application de la comptabilité « nouveau départ », le capital-actions de la société a diminué de 435,4 M$, dont 88,9 M$ étaient liés à l'élimination du déficit de la société.

b) Comparabilité des périodes

Les états financiers comparatifs pour le semestre terminé le 31 janvier 2003 ont été présentés conformément aux exigences réglementaires. Les états financiers comparatifs pour le semestre terminé le 31 janvier 2003 ne tiennent pas compte de l'incidence de la réorganisation financière ni de l'application de la méthode de la comptabilité « nouveau départ » et, par conséquent, ne peuvent être comparés.

3. CONVENTIONS COMPTABLES

a) Principes de consolidation

Ces états financiers consolidés incluent les activités de la société, ceux des filiales qu'elle contrôle ainsi que sa quote-part des actifs, des passifs, des produits et des charges des coentreprises sous contrôle conjoint. Tous les soldes et opérations interentreprises importants, y compris les gains relatifs aux stocks, ont été éliminés. Les principales filiales et sociétés affiliées de la société sont les suivantes :

Nom de la filiale et des sociétés affiliées	% de participation	Méthode comptable
Can-Oat Milling	100 %	Consolidation
Prairie Malt Limited	42,4 %	Consolidation proportionnelle
Western Co-operative Fertilizers Limited	43 %	Consolidation proportionnelle

b) Constatation des produits

Les produits provenant de la manutention des grains sont constatés lorsque les produits céréaliers sont livrés au client à partir des silos-élévateurs ou des terminaux portuaires. Les transactions pour lesquelles la société agit à titre d'agent pour la Commission canadienne du blé sont comptabilisées sur une base nette lorsque les services sont fournis, et seul le montant du tarif de la Commission canadienne du blé est inclus dans les produits. Les produits tirés de services fournis pour la mise en marché des grains sont constatés lorsque les services sont fournis. Les produits tirés des produits agroalimentaires comprennent les produits d'exploitation liés à la vente de produits, qui sont comptabilisés lorsque le client reçoit les produits, et les produits tirés de services fournis comme la location de matériel et l'application personnalisée de produits, qui sont constatés lorsque le service est fourni. Les produits liés à la vente de produits à valeur ajoutée tirés de la transformation de produits agroalimentaires sont constatés lors de la livraison au client. Les autres produits tirés de la transformation des produits agroalimentaires sont comptabilisés lorsque les services sont fournis.

c) Espèces et quasi-espèces

Les espèces et quasi-espèces comprennent l'encaisse, les placements à court terme et la dette bancaire. La dette bancaire se compose essentiellement de bons au comptant et de chèques en circulation. Toutes les composantes sont liquides et arrivent à échéance dans moins de trois mois. La société peut ne pas avoir accès immédiatement aux fonds en dépôt dans les coentreprises.

d) Stocks

Les stocks de grains du secteur de la manutention et de la mise en marché des grains incluent les stocks qui peuvent faire l'objet d'une couverture et ceux qui ne le peuvent pas. Les stocks de grains pouvant faire l'objet d'une couverture sont évalués en fonction des cours de clôture du marché moins les frais de transport et de manutention, et tiennent également compte des gains et des pertes découlant des contrats de vente et d'achat en cours. Les stocks de grains ne pouvant faire l'objet d'une couverture sont évalués au coût d'acquisition ou à la valeur de réalisation nette, selon le moins élevé des deux. Les produits agroalimentaires et les autres stocks, qui comprennent des matières premières, des travaux en cours et des produits finis, sont évalués au coût d'acquisition ou à la valeur de réalisation nette, selon le moins élevé des deux.

e) Placements

La société comptabilise ses placements à la valeur de consolidation pour les sociétés liées sur lesquelles elle exerce une influence notable. Selon cette méthode, la société inscrit initialement les placements au coût d'acquisition puis ajuste le montant pour tenir compte de sa quote-part du bénéfice ou des pertes enregistrés par les entités émettrices et en déduit les dividendes versés. Les placements à court terme sont comptabilisés au coût d'acquisition ou à la valeur marchande, selon le moins élevé des deux. Les autres placements sont comptabilisés au coût d'acquisition.

f) Immobilisations corporelles et amortissement

Les nouvelles immobilisations corporelles sont comptabilisées au coût d'acquisition, et incluent les intérêts débiteurs engagés dans le cadre de la construction de nouvelles installations d'envergure avant qu'elles ne deviennent disponibles aux fins d'exploitation, déduction faite de l'amortissement. À la suite de l'application de la comptabilité « nouveau départ » en vigueur le 31 janvier 2003, les immobilisations corporelles ont été évaluées à la juste valeur estimative de 314,4 M$. La société examine la valeur comptable de ses immobilisations corporelles dès qu'il y a un changement de situation qui indique que la valeur comptable pourrait ne pas être recouvrable. Le cas échéant, toute réduction de valeur sera imputée aux résultats. Les immobilisations corporelles sont amorties sur leur durée de vie utile estimative en fonction essentiellement de la méthode de l'amortissement linéaire. Les taux utilisés sont les suivants :

Sites, voies ferrées et pavage	0 % – 13 %
Bâtiments	3 % – 20 %
Matériel et outillage	5 % – 50 %
Véhicules	10 % – 30 %

g) Impôt des sociétés

La société utilise la méthode du passif fiscal pour comptabiliser ses impôts sur les bénéfices. Selon cette méthode, les actifs et les passifs d'impôts futurs sont établis d'après les écarts temporaires entre la valeur fiscale et la valeur comptable des actifs et des passifs et sont mesurés à partir des taux d'imposition et des lois fiscales pratiquement en vigueur qui seront applicables au moment où les écarts futurs devraient se résorber. L'incidence d'un changement de taux d'imposition sur les actifs et les passifs d'impôts futurs est constatée dans les produits de la période durant laquelle le taux devient pratiquement en vigueur. Une provision pour moins-value est requise s'il est plus probable qu'improbable que les actifs d'impôts futurs ne seront pas réalisés.

h) Produits reportés

La plus grande partie des produits reportés se rapportent à des paiements obtenus de producteurs dans le cadre de contrats de licence d'entreposage des grains. Les produits reportés sont amortis par imputation aux produits sur une période de 40 ans, ce qui correspond à la durée de vie approximative des grains entreposés en question.

NOTES COMPLÉMENTAIRES – en milliers de dollars canadiens, sauf indication contraire

i) Avantages postérieurs à l'emploi

Le coût des régimes de retraite à prestations déterminées et des allocations de retraite est établi sur une base actuarielle à l'aide de la méthode de répartition des prestations au prorata des services et des meilleures estimations de la direction quant au rendement prévu des placements des régimes, à la progression des salaires, aux mises à pied et à l'âge de la retraite des participants au régime. Aux fins de calcul du rendement prévu des actifs des régimes, ces actifs sont évalués à leur juste valeur. Le coût des prestations au titre des services passés découlant de modifications aux régimes est amorti selon la méthode linéaire sur la durée de service résiduelle moyenne des salariés actifs à la date de la modification. Le gain ou la perte actuariel net excédant 10 % du montant le plus élevé entre l'obligation au titre des avantages et la juste valeur des actifs des régimes est amorti sur la durée de service résiduelle moyenne des salariés actifs. Le coût des régimes de retraite à prestations déterminées est imputé aux charges d'exploitation à mesure que les cotisations deviennent exigibles.

j) Instruments financiers et autres instruments

i) Contrats de change

La société a recours à des contrats de change à terme et des contrats à terme standardisés pour compenser et gérer son exposition au risque de change découlant des opérations libellées en devises. Dans certains secteurs de la société non liés à la manutention et à la commercialisation des grains, la société a commencé à appliquer la note d'orientation 13 de l'Institut Canadien des Comptables Agréés (ICCA). La comptabilité de couverture consiste à constater dans les résultats de la même période les gains, pertes, produits et charges rattachés à un élément couvert et l'élément de couverture. Dans les autres secteurs de la société, les gains et pertes non réalisés découlant de contrats de change à terme et de contrats à terme standardisés sont évalués à la valeur du marché et constatés dans les résultats de la période où ils surviennent.

ii) Contrats à terme sur marchandises

La société participe à l'achat, à la vente et à la transformation de matières premières. Le prix des produits agricoles peut varier en fonction de divers facteurs non prévisibles qui peuvent représenter un risque de prix. La société conclut des contrats d'instruments dérivés, principalement des contrats à terme standardisés et des options négociés en Bourse, dans le but de gérer son exposition aux fluctuations défavorables des prix des produits agricoles. Les gains et les pertes non réalisés découlant de contrats à terme sur marchandises sont constatés dans les résultats de la période où ils surviennent.

k) Opérations en devises

Les actifs et les passifs monétaires sont convertis en dollars canadiens au taux en vigueur à la date du bilan. Les actifs et les passifs non monétaires sont convertis au taux en vigueur à la date de l'opération. Les gains et les pertes de change découlant de la conversion de monnaie sont constatés dans les résultats de la période où ils surviennent.

l) Accroissement

Au moment de la restructuration le 31 janvier 2003, la société a inscrit ses effets subordonnés de premier rang et ses effets subordonnés convertibles à leur juste valeur estimative. Ces justes valeurs estimatives représentaient une diminution importante par rapport à la valeur nominale de ces effets. La société augmente graduellement la valeur comptable de ces effets inscrite au bilan à leur valeur nominale au moyen d'ajustements mensuels de la valeur actualisée. Il s'agit de l'« accroissement ».

L'accroissement des effets subordonnés de premier rang et de la composante passif des effets subordonnés convertibles est enregistré comme une charge hors caisse au titre des intérêts débiteurs, alors que l'accroissement de la composante capitaux des effets subordonnés convertibles est inscrit comme une imputation hors caisse aux bénéfices non répartis.

m) Régime de rémunération à base d'actions

Tous les paiements à base d'actions versés à des non-salariés ainsi que l'attribution directe d'actions aux employés sont inscrits selon la méthode de comptabilisation fondée sur la juste valeur. La société inscrit une charge sur la période d'acquisition des droits aux options attribuées selon la méthode de comptabilisation fondée sur la juste valeur, tel que le définit le modèle de Black et Scholes, et inscrit le montant équivalent à titre de crédit au surplus d'apport.

n) Utilisation d'estimations

La préparation d'états financiers conformément aux PCGR exige de la direction qu'elle fasse des estimations et qu'elle émette des hypothèses qui ont une incidence sur les montants déclarés dans les états financiers consolidés et les notes complémentaires. Ces estimations reposent sur les meilleures connaissances de la direction sur les faits courants et sur les mesures que la société peut prendre dans l'avenir. La direction juge que ces estimations sont raisonnables, mais les résultats réels pourraient différer des estimations.

o) Modifications de conventions comptables

i) Relations de couverture – Dans certains secteurs de la société non liés à la manutention et à la commercialisation des grains, la société a commencé à appliquer la note d'orientation 13 de l'Institut Canadien des Comptables Agréés (ICCA) depuis le 1er août 2003. Cette note d'orientation traite de l'identification, de la désignation, de la documentation et de l'efficacité des relations de couverture, aux fins de l'application de la comptabilité de couverture. La comptabilité de couverture consiste à constater dans les résultats de la même période les gains, pertes, produits et charges rattachés à un élément couvert et l'élément de couverture. La comptabilité de couverture peut être appliquée lorsque toutes les conditions suivantes sont réunies lors de la mise en place de la couverture :

- L'entité a identifié le risque faisant l'objet de la couverture et déterminé qu'elle appliquera la comptabilité de couverture à la relation de couverture.
- L'entité a préparé une documentation concernant son objectif et sa stratégie de gestion des risques pour la relation de couverture, l'élément de couverture, la durée prévue de la couverture et la méthode d'appréciation de l'efficacité de la couverture. La documentation doit aussi faire mention de la méthode de constatation dans les résultats des gains et pertes rattachés aux éléments couverts.
- L'entité a l'assurance raisonnable que la couverture sera efficace. L'efficacité de la couverture doit pouvoir être mesurée et elle doit être évaluée régulièrement.

L'incidence de l'application de la comptabilité de couverture aux états financiers annuels 2004 est négligeable.

Dans le cas des stocks de grains pouvant faire l'objet d'une couverture, la société continue de suivre les principes énoncés à la note 3d.

ii) Pour l'exercice 2003, la société a adopté rétroactivement la nouvelle norme de l'Institut Canadien des Comptables Agréés (ICCA) concernant la constatation des produits (l'abrégé du Comité sur les problèmes nouveaux 123). Cette norme s'applique aux activités de manutention de certains grains de la société et du secteur d'activité pour le compte de la Commission canadienne du blé (CCB). Selon cette nouvelle convention comptable, la société ne comptabilise que les revenus tarifaires liés à la manutention du grain pour la CCB. La société achète du grain aux producteurs pour le compte de la CCB et inscrit les montants connexes à titre de débiteurs à recevoir de la CCB. L'adoption de cette norme a eu l'incidence suivante :

- Aucune incidence sur la perte nette ou les bénéfices non répartis (déficit).
- Diminution de 249,9 M$ du chiffre d'affaires et autres produits d'exploitation pour le semestre terminé le 31 juillet 2003 (239,0 M$ pour le semestre terminé le 31 janvier 2003).
- Diminution de 249,9 M$ du coût des marchandises vendues et charges d'exploitation pour le semestre terminé le 31 juillet 2003 (239,0 M$ pour le semestre terminé le 31 janvier 2003).
- Augmentation de 112,5 M$ des débiteurs et baisse correspondante des stocks au 31 juillet 2003 (101,3 M$ au 31 janvier 2003).

4. ACTIVITÉS ABANDONNÉES

Au cours de l'exercice terminé le 31 juillet 2004, la société s'est retirée des activités de Heartland Pork, Heartland Feeds et Aquaculture et ne participera plus de façon continue à l'exploitation de ces entités. Les résultats de ces activités pour l'exercice en cours et les exercices antérieurs ont été reclassés au titre des activités abandonnées, conformément au chapitre 3475 du *Manuel de l'ICCA*, intitulé « Sortie d'actifs à long terme et abandon d'activités ».
Le 21 mai 2004, Heartland Pork et Heartland Feeds ont été vendues. Le 26 juillet 2004, Aquaculture a été vendue. Le produit en espèces tiré des désinvestissements s'est établi à 22,1 M$. L'emprunt bancaire à terme garanti de premier rang a été réduit de 10,3 M$. Le solde du produit a été utilisé pour diminuer les emprunts à court terme. Après le 31 juillet 2004, la société a remboursé une tranche additionnelle de 1,5 M$ de la dette à terme lors du règlement final.

Toutes les activités abandonnées se situent en Saskatchewan et concernent sept porcheries, un atelier de fabrication des aliments et une exploitation aquicole. Regroupées, ces activités représentaient pratiquement la totalité de l'« autre secteur » aux fins de présentation de l'information financière. La société a décidé de se retirer de ces secteurs d'activité en raison de résultats d'exploitation décevants et des risques liés à ces secteurs. L'industrie porcine en particulier a subi de fortes pressions depuis un certain temps, principalement en raison du ralentissement cyclique prolongé, de la hausse du dollar canadien et d'une augmentation de la consommation intérieure de bœuf en réaction aux cas d'encéphalopathie bovine spongiforme (EBS).

La ventilation des activités abandonnées présentée dans les états consolidés des résultats et des bénéfices non répartis (du déficit) se présente comme suit :

	Exercice terminé le 31 juillet 2004	Semestre terminé le 31 juillet 2003	Semestre terminé le 31 janvier 2003
Perte avant impôt des sociétés	(18 966) $	(6 758) $	(7 214) $
Économie (charge) au titre de l'impôt des sociétés			
Impôts exigibles	(53)	(30)	(227)
Impôts futurs	6 098	–	3 582
Économie (charge) totale au titre de l'impôt des sociétés	6 045	(30)	3 355
Perte nette découlant des activités abandonnées*	(12 921) $	(6 788) $	(3 859) $
* La perte nette découlant des activités abandonnées inclut :			
Produits tirés des ventes et des services	41 930 $	44 987 $	29 859 $
Perte sur désinvestissement	(8 964) $	– $	– $

5. RECOUVREMENTS SUR PROVISIONS

Les recouvrements liés aux provisions représentent ce qui suit :

a) Le 15 juin 2004, la société s'est départie de sa participation à 50 % dans Comercializadora La Junta, S.A. de C.V. (CLJ), un terminal portuaire situé à Manzanillo, dans la province de Colima, au Mexique. En raison de cette cession, la société n'est plus responsable de certaines provisions qui avaient été constatées en 2002 lorsque la société avait radié son investissement dans cet établissement (voir la note 17c). Par conséquent, la société a enregistré un recouvrement non-récurrent de 5,2 M$ et un bénéfice d'exploitation de 2,4 M$ au quatrième trimestre de l'exercice 2004. Aucun produit en espèces important n'a découlé de la vente de cet établissement.

b) Au cours de l'exercice, la société a enregistré un recouvrement de 1 M$ sur une provision antérieure pour démolition qui, selon la direction, n'est plus requise.

NOTES COMPLÉMENTAIRES – en milliers de dollars canadiens, sauf indication contraire

6. DÉBITEURS

	2004	2003
Comptes clients, montant net	74 449 $	72 710 $
Commission canadienne du blé	71 266	137 624
Autres comptes	18 519	11 803
	164 234 $	222 137 $

7. STOCKS

	2004	2003
Grains	31 997 $	37 461
Produits agroalimentaires	59 440	51 231
Transformation des produits agricoles	13 450	14 410
Autre – activités abandonnées	-	12 870
	104 887 $	115 972 $

8. PLACEMENTS

	2004	2003
Placements dans des sociétés satellites – méthode de la comptabilisation à la valeur de consolidation	2 157 $	2 229 $
Autres placements à long terme – méthode de comptabilisation à la valeur d'acquisition	2 894	2 791
	5 051 $	5 020 $

9. IMMOBILISATIONS CORPORELLES

	2004	2004 Amortissement cumulé	2003	2003 Amortissement cumulé
Sites, voies ferrées et pavage	8 786 $	487 $	9 628 $	151 $
Bâtiments	113 314	6 661	122 116	2 088
Matériel et outillage	167 515	28 448	170 003	10 099
Véhicules	120	48	224	32
Immobilisations en cours	12 751	–	2 002	–
	302 486	35 644 $	303 973	12 370 $
Amortissement cumulé	(35 644)		(12 370)	
Valeur comptable nette	266 842 $		291 603 $	

L'amortissement des immobilisations corporelles liées aux activités poursuivies pour l'exercice terminé le 31 juillet 2004 s'est chiffré à 24,5 M$ (11,5 M$ pour le semestre terminé le 31 juillet 2003 et 21,4 M$ pour le semestre terminé le 31 janvier 2003).

10. AUTRES ACTIFS À LONG TERME

	2004	2003
Actif de retraite reporté	5 331 $	6 156 $
Bétail	-	3 791
Autre	2 888	3 566
	8 219	13 513
Amortissement cumulé	–	(368)
Valeur comptable nette	8 219 $	13 145 $

11. DETTE BANCAIRE

	2004	2003
Dette bancaire de Saskatchewan Wheat Pool	27 560 $	23 471 $
Dette bancaire des filiales et quote-part de la dette bancaire des coentreprises	2 245	4 721
	29 805 $	28 192 $

12. EMPRUNTS À COURT TERME

	2004	2003
Emprunts à court terme de Saskatchewan Wheat Pool	– $	92 920 $
Emprunts à court terme des filiales et quote-part des emprunts à court terme des coentreprises	1 501	–
	1 501 $	92 920 $

La société a une facilité de crédit renouvelable adossée auprès de ses banquiers totalisant 240 M$. Cette facilité de crédit renouvelable est garantie par des débiteurs, allant jusqu'à concurrence des tirages en vertu du programme de titrisation, et par une charge de premier rang sur les actifs de la société. La facilité de crédit arrive à échéance le 31 juillet 2005. Les intérêts sont payables mensuellement au taux préférentiel majoré de 3 %.

Au 31 juillet 2004, la société avait des lettres de crédit en cours et d'autres instruments similaires totalisant 30,6 M$ relativement à l'exploitation d'une agro-entreprise (25 M$ en 2003). Ces instruments réduisent effectivement le montant en espèces qui peut être tiré en vertu de la facilité de crédit renouvelable.

Au 31 juillet 2004, le crédit disponible en vertu de la facilité de crédit renouvelable se chiffrait à 68 M$ (42,5 M$ en 2003).

Les emprunts à court terme des filiales et la quote-part des emprunts à court terme des coentreprises consistent en des prêts bancaires d'exploitation, qui sont garantis par des stocks, des débiteurs et des immobilisations. La société ne garantit pas le remboursement des prêts consentis aux filiales et aux coentreprises, et n'en a pas la responsabilité.

13. EMPRUNTS À VUE AUPRÈS DES MEMBRES

Les emprunts à vue auprès des membres sont des fonds prêtés à la société par les porteurs d'actions de catégorie A et les employés. Au 31 juillet 2004, les emprunts portaient intérêt au taux de 5,25 % (6 % en 2003).

Les emprunts sont garantis par une charge de second rang grevant les actifs de la société et sont subordonnés à la facilité de crédit renouvelable et à l'emprunt bancaire à terme garanti de premier rang, et prennent rang égal avec les effets subordonnés de premier rang et les emprunts à terme auprès des membres.

14. ACTIONS DE CATÉGORIE A DES MEMBRES

Autorisé

Nombre illimité d'actions de catégorie A avec droit de vote d'une valeur nominale de 25 $.

Les actions de catégorie A avec droit de vote sont détenues par des membres producteurs et sont remboursables au gré de l'actionnaire à leur valeur nominale. Ces actions sont inscrites au titre de passif à court terme en raison de leur caractéristique de remboursement.

Actions de catégorie A	Émises et en circulation	
	Nombre d'actions*	Montant $
Solde au 31 janvier 2003	71 864	1 797 $
Rachats – montant net	(206)	(6)
Solde au 31 juillet 2003	71 658	1 791
Rachats – montant net	(332)	(8)
Solde au 31 juillet 2004	71 326	1 783 $

* Le nombre d'actions n'est pas indiqué en milliers.

15. CRÉDITEURS ET CHARGES À PAYER

	2004	2003
Comptes fournisseurs	49 243 $	62 925 $
Comptes fournisseurs – Bons au comptant reportés	41 318	30 419
Charges à payer	46 966	44 338
Autres créditeurs	13 218	25 495
	150 745 $	163 177 $

Au 31 juillet 2004, certains comptes fournisseurs et stocks connexes relatifs à des fournisseurs de produits agroalimentaires étaient assujettis à une sûreté réelle du prix d'achat d'un montant total de 4,8 M$ (1,0 M$ en 2003).

16. DETTE À LONG TERME

	Taux d'intérêt moyen pondéré en 2004*	Valeur comptable en 2004	Taux d'intérêt moyen pondéré en 2003*	Valeur comptable en 2003
Emprunt bancaire à terme garanti de premier rang (a)	8,00 %	80 251 $	8,00 %	90 600 $
Effets subordonnés de premier rang (b)	8,00 %	132 188	8,00 %	125 491
Effets subordonnés convertibles – composante passif (c)	9,00 %	27 735	9,00 %	23 935
Emprunts à terme des membres	7,40 %	4 300	7,03 %	4 676
Total partiel		244 474		244 702
Dette des filiales et quote-part de la dette des coentreprises :				
Garantie	4,78 %	13 743	6,11 %	26 140
Non garantie – sans intérêts		1 606		2 722
Total partiel		15 349		28 862
Dette à long terme consolidée		259 823		273 564
Tranche exigible à moins d'un an		(7 893)		(7 810)
		251 930 $		265 754 $

* Les taux d'intérêt moyens pondérés sont fondés sur la valeur nominale de l'instrument de créance.

a) **Emprunt bancaire à terme garanti de premier rang**

- Les intérêts sont payables chaque mois à un taux de 8 % jusqu'à l'entrée en vigueur des versements mensuels de capital et d'intérêts d'environ 1,5 M$, lesquels versements débutent le 1er octobre 2005.
- Le versement global en capital est exigible le 31 juillet 2008.
- L'emprunt est garanti par une charge de premier rang sur les actifs de la société.
- Conformément à la convention de crédit conclue avec les banquiers de la société, la société a remboursé 10,3 M$ au cours de l'exercice terminé le 31 juillet 2004, ce qui représente le produit net provenant de la vente de certaines entreprises ou de certains actifs commerciaux (voir la note 4) (9,4 M$ pour le semestre terminé le 31 juillet 2003).
- La juste valeur marchande équivaut à la valeur comptable au 31 juillet 2004.

b) **Effets subordonnés de premier rang**

- Au moment de la restructuration du 31 janvier 2003, les effets subordonnés de premier rang ont été inscrits à la juste valeur estimative. La société l'accroît à leur valeur nominale de 150,0 M$ au moyen d'ajustements mensuels à la valeur actualisée (accroissement) apportés aux effets subordonnés de premier rang auxquels est associée une charge correspondante visant à augmenter les intérêts débiteurs.
- Les intérêts sont payables chaque mois à une fiducie et distribués chaque trimestre. Avant le 31 juillet 2005, les intérêts correspondent à 8 % de la valeur nominale, après cette date, ils s'élèvent à 12 %. Au 31 juillet 2004, la valeur nominale s'établissait à 150,0 M$ (150,0 M$ en 2003).
- Aucun paiement en capital n'est exigé jusqu'à l'échéance le 29 novembre 2008.
- La société peut rembourser les effets avant leur échéance sous réserve d'une prime variant entre 106 % du capital en tout temps avant le 1er janvier 2005 et 101 % du capital après le 31 décembre 2006.
- Les effets sont garantis par une charge de second rang grevant les actifs de la société, laquelle est subordonnée à la facilité de crédit renouvelable et à l'emprunt bancaire à terme garanti de premier rang, et ils sont de rang égal aux emprunts à vue auprès des membres ainsi qu'aux emprunts à terme auprès des membres.
- Au 31 juillet 2004, la juste valeur marchande des effets subordonnés de premier rang s'élevait à environ 151,5 M$, fondée sur le cours du marché (124,5 M$ en 2003).

c) **Effets subordonnés convertibles**

- Au moment de la restructuration du 31 janvier 2003, la société a séparé les effets subordonnés convertibles en composantes passif et capitaux propres, en fonction de leur importance. La composante passif a été estimée à la valeur actualisée des intérêts en espèces devant être payés conformément au test de rendement minimal mentionné ci-dessous. L'estimation initiale s'accroît au moyen d'ajustements mensuels à la valeur actualisée (accroissement) apportés aux effets subordonnés convertibles auxquels est associée une charge correspondante visant à augmenter les intérêts débiteurs. La composante capitaux propres est accrue de façon à ce que la valeur au 29 novembre 2008 (jour précédant le droit de conversion de la société) reflètera la valeur nominale et les intérêts courus, non réglés en espèces, des effets subordonnés convertibles restants non convertis. Cet accroissement est comptabilisé à titre de réduction des bénéfices non répartis (du déficit).
- Les intérêts sont comptabilisés à 9 %. Aucun paiement d'intérêts n'est exigé avant le 31 juillet 2005. Les intérêts peuvent être payés après la fin de chacun des exercices compris entre 2006 et 2008, à condition d'atteindre un certain seuil pour le BAIIA consolidé cumulé moins les intérêts en espèces consolidés et pour la titrisation. Les intérêts impayés continueront de courir. Les paiements d'intérêts annuels sont limités à un montant maximal équivalant aux intérêts dus sur les effets pour chaque exercice compris entre 2006 et 2008.
- La société est d'avis que les tests de rendement minimal ne pourront être atteints en raison de deux événements qui se sont produits et que, par conséquent, les paiements d'intérêts en espèces ne pourront être effectués en 2006, 2007 et 2008. Premièrement, le secteur de la manutention et de la commercialisation des grains a enregistré une diminution du BAIIA au cours de l'exercice en raison de la sécheresse liée à la récolte de 2003. Deuxièmement, la société s'est départie de Heartland Pork et de Heartland Feeds en mai 2004. Ces deux événements ont eu une influence défavorable sur les tests. Toutefois, conformément à l'abrégé 70 du Comité sur les problèmes nouveaux, la société conservera son classement initial des effets subordonnés convertibles en composantes passif/capitaux propres et continuera de comptabiliser les intérêts en accroissement de la dette et des intérêts débiteurs à l'aide de ses estimations initiales jusqu'à ce que les dates des tests de rendement minimal soient passées et que les intérêts réels basés sur les tests aient été officiellement déterminés.
- Les effets sont garantis par une charge de troisième rang grevant les actifs de la société.
- Les effets sont convertibles par leur porteur en actions sans droit de vote de catégorie B de la société au taux approximatif de 2 227,2 actions contre 1 000 $ du capital du billet en tout temps avant le 30 novembre 2008 (sous réserve d'ajustements dans certains cas, tels que la consolidation ou le fractionnement d'actions).
- À partir du 30 novembre 2008, la société aura le droit de convertir, sous certaines réserves, les effets subordonnés convertibles (y compris les intérêts courus) en actions d'une seule catégorie d'actions ordinaires avec droit de vote de la société, lesquelles représentent 90 % des actions en circulation de cette catégorie sur une base diluée, à condition que les conversions effectuées par les porteurs de ces effets en actions sans droit de vote de catégorie B avant l'échéance réduisent ce ratio de façon proportionnelle. En vertu de cette disposition, les effets subordonnés convertibles qui sont toujours en circulation le 31 juillet 2004 donneraient droit à environ 63 % de ces actions créées récemment sur une base diluée.
- Au cours de l'exercice terminé le 31 juillet 2004, des effets portant intérêt à 9 % d'une valeur nominale de 27,0 M$ (77,2 M$ depuis le début) ont été convertis au gré du porteur en 60,1 millions d'actions sans droit de vote de catégorie B (171,9 millions depuis le début) laissant en circulation des effets d'une valeur nominale de 177,8 M$.
- Au 31 juillet 2004, la juste valeur marchande des effets subordonnés convertibles s'établissait à environ 176,1 M$ en se fondant sur le cours du marché (159,8 M$ en 2003).

d) **Autres**

- La vente de certaines garanties pour un produit supérieur à 10 M$ exigerait d'abord, le remboursement partiel des effets subordonnés de premier rang jusqu'à leur remboursement intégral, et, ensuite, l'application du produit aux effets subordonnés convertibles.
- Les emprunts à terme auprès des membres sont garantis et sont composés d'emprunts variant entre un an et sept ans auprès d'actionnaires de catégorie A et d'employés. Les intérêts doivent être payés chaque semestre à des taux variant entre 5,2 % et 9,0 %. Au 31 juillet 2004, la juste valeur marchande des emprunts à terme auprès des membres s'établissait à environ 4,4 M$ (4,7 M$ en 2003).
- Les dettes des filiales et la quote-part des dettes des coentreprises portent intérêt à des taux fixes et variables. Elles arrivent à échéance entre les exercices 2005 et 2007, et sont garanties par certains actifs et certaines dettes font l'objet de clauses restrictives. Au 31 juillet 2004, la juste valeur marchande des dettes des filiales et de la quote-part des dettes des coentreprises s'élevait à environ 15,2 M$ (28,4 M$ en 2003).
- La société ne garantit pas le remboursement des dettes des filiales ou des entreprises, et elle n'en assume pas la responsabilité.
- Les échéances de la dette à long terme des filiales et de la quote-part de la dette à long terme des coentreprises sont les suivantes :

2005	5 713 $
2006	4 729
2007	4 907
2008	-
2009	-
Exercices ultérieurs	-
	15 349 $

17. AUTRES PASSIFS À LONG TERME

	2004	2003
Provision pour coûts liés à la remise en état (a)	12 645 $	13 928 $
Produits reportés	10 365	13 469
Allocations de retraite	5 398	5 049
Provision pour pertes sur prêts (b)	4 952	1 996
Coût des prestations de retraite	3 732	3 777
Frais environnementaux	229	1 850
Provision pour restructuration (c)	-	5 222
Autres	3 659	3 353
	40 980 $	48 644 $

(a) En 1987, une coentreprise fabriquant des engrais à base de nitrate et de phosphate a fermé deux de ses installations. La provision pour coûts liés à la remise en état représente la quote-part de la société, selon la meilleure estimation de la direction de la coentreprise, des frais qu'elle engagerait au cours du processus de remise en état. La remise en état comprend la démolition des installations de fabrication et la remise en état des piles de phosphogypse. Une certaine incertitude entoure l'estimation des frais futurs relatifs au reclassement et à la remise en état.

(b) En vertu des modalités d'une entente, une institution financière fournit du crédit à des clients de la société afin d'acquérir des intrants de polyculture. Les prêts consentis en vertu du programme sont garantis par un contrat de garantie générale octroyé par le client et couvrant les actifs liés aux cultures et à l'exploitation agricole.

La société perçoit les versements du prêt effectués par les clients producteurs à l'intention de l'institution financière et les dépose en fiducie, puis elle transfère ces paiements le jour ouvrable suivant.

En vertu de l'entente, la société a accepté de rembourser cette institution financière pour les pertes sur prêts supérieures à une certaine provision. Le 31 juillet 2004, un montant de 162,6 M$ (135,0 M$ en 2003) était impayé en vertu de ce programme. La provision pour pertes sur prêts de 5,0 M$ (2,0 M$ en 2003) représente les pertes prévues qui seront remboursées à l'institution financière en décembre 2005. La société prévoit que les pertes sur prêts dépassant celles qui ont été prévues dans les états financiers ne seront pas importantes. Lorsque des paiements relatifs aux comptes en souffrance sont versés à l'institution financière dans le cadre de ce programme, le compte en souffrance est attribué à la société et celle-ci doit ensuite recouvrer les montants à payer par le client. Les recouvrements ultérieurs relatifs à ces comptes en souffrance sont attribués à la société et à l'institution financière en fonction de leur part proportionnelle du produit recouvré.

(c) En 2004, la participation de la société dans Comercializadora La Junta, S.A. de C.V. a été vendue (voir la note 5a). Les frais futurs estimatifs liés à la provision pour l'exercice 2002 relativement à l'investissement de la société dans Comercializadora La Junta, S.A. de C.V. ont été annulés en raison de la vente.

18. CAPITAL-ACTIONS

Autorisé

Nombre illimité d'actions sans droit de vote de catégorie B

Les actions sans droit de vote de catégorie B sont négociées à la Bourse de Toronto. Selon les modalités de sa convention de financement bancaire, la société n'est pas autorisée à verser des dividendes sur les actions de catégorie B. Conformément à la loi de constitution de la société, une personne, y compris tout particulier associé ou affilié à cette personne, ne peut détenir plus de 10 % du nombre total des actions de catégorie B émises.

Actions de catégorie B	**Émises et en circulation**	
	Nombre d'actions*	Montant en $
Solde au 31 janvier 2003	60 363 256	22 335 $
Effets subordonnés convertibles convertis en actions de catégorie B au cours du semestre terminé le 31 juillet 2003	111 743 788	37 082
Solde au 31 juillet 2003	172 107 044	59 417
Effets subordonnés convertibles convertis en actions de catégorie B au cours de l'exercice terminé le 31 juillet 2004	60 111 705	21 870
Solde au 31 juillet 2004	232 218 749	81 287 $

* Le nombre d'actions n'est pas présenté en milliers.

a) **Options sur actions**

i) Régime d'options sur actions à l'intention de la direction

Au cours de l'exercice, ce régime a cessé d'être en vigueur. Les options précédemment octroyées en vertu du régime d'options sur actions à l'intention de la direction ont été approuvées par le conseil d'administration. À ce jour, 3 730 500 actions ont été affectées au régime. En vertu de ce régime, les options peuvent être exercées par blocs sur une durée maximale de 10 ans à partir de la première date anniversaire de l'octroi de l'option. Les options octroyées en vertu de ce régime deviennent acquises principalement à un taux de 25 % par an à partir de la première date anniversaire de l'octroi.

ii) Nouveau régime d'options sur actions à l'intention des membres

Le 31 juillet 2000, ce régime a été fermé aux nouveaux demandeurs. Les options émises précédemment seront maintenues jusqu'à ce qu'elles soient exercées ou jusqu'à leur échéance.

La juste valeur des options émises au cours de l'exercice a été déterminée selon le modèle d'évaluation du prix des options de Black et Scholes, en se fondant sur les hypothèses suivantes : taux sans risque de 4,40 %, taux de rendement des actions de 0 %, facteur de volatilité du cours prévu des actions de la société de 100 et durée moyenne pondérée prévue de l'option de cinq ans. Un total de 330 537 options ont été émises au cours de l'exercice et leur prix d'exercice moyen pondéré (équivalent au cours du marché à la date de l'émission) s'élève à 0,30 $. Pour l'exercice terminé le 31 juillet 2004, un montant de 0,1 M$ a été passé en charge à titre de rémunération à base d'actions (0,1 M$ pour le semestre terminé le 31 juillet 2003; 0,1 M$ pour le semestre terminé le 31 janvier 2003).

L'évolution des options sur actions est la suivante :

	2004		2003	
	Nombre d'options*	Prix d'exercice moyen pondéré*	Nombre d'options*	Prix d'exercice moyen pondéré*
En cours, au début de la période	2 411 293	4,71 $	2 731 398	5,15 $
Octroyées	330 537	0,30 $	-	- $
Exercées	-	- $	-	- $
Annulées	(478 370)	9,35 $	(320 105)	8,44 $
En cours, à la fin de la période	2 263 460	4,28 $	2 411 293	4,71 $
Options pouvant être exercées, à la fin de la période	1 487 883	5,53 $	1 222 328	6,09 $

Parmi les options sur actions en cours au 31 juillet 2004, 14 % ont un prix d'exercice inférieur à 1 $. Toutes les options pouvant être exercées au 31 juillet 2004 ont un prix d'exercice supérieur à 1 $. Au 31 juillet 2004, les actions se négocient à 0,445 $.

* Les prix d'exercice et les nombres d'options présentés ci-dessus ne sont pas exprimés en milliers.

b) Bénéfice (perte) par action

	Exercice terminé le 31 juillet 2004	Semestre terminé le 31 juillet 2003	Semestre terminé le 31 janvier 2003
Bénéfice net (perte nette)	5 019 $	(15 909) $	(34 436) $
Moins : bénéfice net (perte nette) découlant des activités poursuivies	17 940	(9 121)	(30 577)
Perte découlant des activités abandonnées (numérateur – activités abandonnées)	(12 921) $	(6 788) $	(3 859) $
Bénéfice net (perte nette) découlant des activités poursuivies	17 940 $	(9 121) $	(30 577) $
Accroissement de la composante capitaux propres des effets subordonnés convertibles	(19 842)	(11 479)	-
Numérateur – activités poursuivies	(1 902) $	(20 600) $	(30 577) $
Bénéfice net (perte nette)	5 019 $	(15 909) $	(34 436) $
Accroissement de la composante capitaux propres des effets subordonnés convertibles	(19 842)	(11 479)	-
Numérateur – perte nette	(14 823) $	(27 388) $	(34 436) $
Dénominateur pour les montants par action, de base et dilué :			
Nombre moyen pondéré d'actions en circulation	206 653	99 947	37 425
Perte de base et diluée par action :			
Activités poursuivies	(0,01) $	(0,20) $	(0,82) $
Activités abandonnées	(0,06) $	(0,07) $	(0,10) $
Perte nette	(0,07) $	(0,27) $	(0,92) $

Pour calculer le nombre moyen pondéré d'actions en circulation, il a été supposé que les 22,9 millions d'actions émises dans le cadre de la restructuration avaient été émises le 31 janvier 2003.

L'effet dilutif potentiel de la conversion des effets subordonnés convertibles et l'exercice des options liées aux nouveaux régimes d'options sur actions à l'intention des membres et de la direction n'ont pas été inclus dans le calcul du bénéfice (de la perte) dilué(e) par action étant donné que le résultat serait anti-dilutif.

19. COMPOSANTE CAPITAUX PROPRES DES EFFETS SUBORDONNÉS CONVERTIBLES

La société a émis des effets subordonnés convertibles pour un total de 255 M$ dans le cadre de la restructuration financière survenue le 31 janvier 2003. Tel qu'il a été mentionné à la note 16c, ces effets subordonnés convertibles sont classés au bilan à titre de composantes du passif et des capitaux propres. Le tableau ci-dessous présente l'évolution de la composante capitaux propres :

Solde au 31 janvier 2003	156 266	$
Accroissement des bénéfices non répartis (voir la note 18b)	11 479	
Conversions effectuées au cours du semestre terminé le 31 juillet 2003 dont la valeur nominale s'élève à 50,2 M$	(37 082)	
Solde au 31 juillet 2003	130 663	
Accroissement des bénéfices non répartis (voir la note 18b)	19 842	
Conversions effectués au cours de l'exercice terminé le 31 juillet 2004 dont la valeur nominale s'élève à 27,0 M$ (voir la note 16c)	(21 870)	
Solde au 31 juillet 2004	128 635	$

20. AVANTAGES SOCIAUX POSTÉRIEURS À L'EMPLOI

a) Régimes à prestations déterminées

La société offre trois régimes fin de carrière à prestations déterminées : Hourly Employee's Retirement Plan (« Hourly »), Out of Scope Defined Benefit Pension Plan (« OSDB ») et Supplementary Executive Retirement Plan (« SERP »). Les membres et les employés versent des cotisations aux régimes Hourly et OSDB. La société est actuellement exonérée du versement de cotisations aux régimes Hourly et OSDB en raison des règlements de l'impôt sur les bénéfices lié aux excédents enregistrés par ces régimes de retraite. Ces régimes proposent des prestations de raccordement permettant une retraite anticipée. Au 31 juillet 2004, les actifs de ces deux régimes étaient investis dans les deux catégories d'actifs suivantes : actions canadiennes : 35 %; actions internationales : 25 %; obligations : 34 %; autres : 6 %. Le SERP n'est pas capitalisé et l'employeur verse des cotisations au fur et à mesure que les prestations de retraite sont payées.

Les données consolidées présentées dans le tableau ci-après se fondent sur les résultats de l'évaluation actuarielle au 31 janvier 2003, ainsi que sur des extrapolations pour les 31 juillet 2004 et 2003. La méthode de répartition des prestations constituées, au prorata des années de service, est utilisée pour effectuer cette évaluation actuarielle. Aux 31 juillet 2004 et 2003 et au 31 janvier 2003, les actifs étaient évalués en fonction du cours du marché.

NOTES COMPLÉMENTAIRES – en milliers de dollars canadiens, sauf indication contraire

	Régimes de retraite		Allocations de retraite	
	2004	2003*	2004	2003*
Actifs du régime				
Juste valeur, au début de la période	234 494 $	228 547 $	– $	– $
Rendement réel des actifs du régime	27 931	13 880	–	–
Cotisations de l'employeur	258	44	213	76
Cotisations des salariés	275	172	–	–
Prestations versées	(17 258)	(8 149)	(213)	(76)
Juste valeur, à la fin de la période	245 700	234 494	–	–
Obligation au titre des prestations constituées				
Solde, au début de la période	186 702	187 914	5 049	4 875
Coût des services rendus de la période	1 546	873	211	98
Intérêts débiteurs	11 665	6 064	351	152
Prestations versées	(17 258)	(8 149)	(213)	(76)
Perte actuarielle (gain actuariel)	6 729	–	(464)	–
Solde, à la fin de la période	189 384	186 702	4 934	5 049
Situation de capitalisation – excédent (déficit)	56 316	47 792	(4 934)	(5 049)
Gain actuariel net non amorti	(11 358)	(5 995)	(464)	–
Actif (passif) au titre des prestations constituées	44 958	41 797	(5 398)	(5 049)
Provision pour moins-value	(43 169)	(39 127)	–	–
Actif (passif) au titre des prestations constituées, déduction faite de la provision pour moins-value	1 789	2 670	(5 398)	(5 049)
Ajouter : passif au titre des prestations constituées des sociétés consolidées proportionnellement	(190)	(291)	–	–
Actif (passif) consolidé au titre des prestations constituées, déduction faite de la provision pour moins-value	1 599 $	2 379 $	(5 398) $	(5 049) $

* Pour 2003, la période s'étend du 1er février au 31 juillet 2003.

L'actif (le passif) consolidé au titre des prestations constituées, déduction faite de la provision pour moins-value, est présenté comme suit :

	Régimes de retraite		Allocations de retraite	
	2004	2003	2004	2003
Actif à long terme	5 331 $	6 156 $	– $	– $
Passif à long terme	(3 732)	(3 777)	(5 398)	(5 049)
Actif (passif) consolidé au titre des prestations constituées, déduction faite de la provision pour moins-value	1 599 $	2 379 $	(5 398) $	(5 049) $

NOTES COMPLÉMENTAIRES – en milliers de dollars canadiens, sauf indication contraire

Les principales hypothèses actuarielles adoptées pour mesurer les actifs (passifs) de la société au titre des prestations constituées sont les suivantes :

	Régimes de retraite		Allocations de retraite	
	2004	2003	2004	2003
Taux d'actualisation	6,00 %	6,50 %	6,00 %	6,50 %
Rendement prévu à long terme des actifs du régime	7,00 %	7,00 %	-	-
Taux de croissance de la rémunération	3,70 %	3,50 %	4,00 %	4,00 %

La charge nette (le revenu net) de la société au titre du régime est la suivante :

	Régimes de retraite			Allocations de retraite		
	Exercice terminé le 31 juillet 2004	Semestre terminé le 31 juillet 2003	Semestre terminé le 31 janvier 2003	Exercice terminé le 31 juillet 2004	Semestre terminé le 31 juillet 2003	Semestre terminé le 31 janvier 2003
Coût des services rendus de la période	1 271 $	701 $	799 $	211 $	98 $	98 $
Intérêts débiteurs	11 665	6 064	6 050	351	152	152
Rendement prévu des actifs du régime	(15 839)	(7 885)	(8 415)	–	–	–
Provision pour moins-value constituée à l'égard de l'actif au titre des prestations constituées	4 042	1 719	2 216	–	–	–
	1 139	599	650	562	250	250
Charge nette au titre des avantages de retraite des sociétés consolidées proportionnellement	264	135	96	–	–	–
Charge nette au titre des prestations de retraite	1 403 $	734 $	746 $	562 $	250 $	250 $

b) Régimes à cotisations déterminées

La société verse des cotisations à trois régimes à cotisations déterminées dont un est un régime de retraite interentreprises. Conformément à ces régimes, les cotisations des salariés varient entre 2,19 % et 5,0 % de leurs revenus, tandis que les cotisations de la société varient entre 2,19 % et 6,0 % des revenus de chaque membre du régime. La charge totale liée aux cotisations de la société pour l'exercice terminé le 31 juillet 2004, y compris la quote-part des régimes à cotisations déterminées des coentreprises, s'élève à 3,2 M$ (1,4 M$ pour le semestre terminé le 31 juillet 2003; 1,5 M$ pour le semestre terminé le 31 janvier 2003).

NOTES COMPLÉMENTAIRES – en milliers de dollars canadiens, sauf indication contraire

21. INTÉRÊTS DÉBITEURS

	Exercice terminé le 31 juillet 2004	Semestre terminé le 31 juillet 2003	Semestre terminé le 31 janvier 2003
Intérêts sur la dette à long terme	21 495 $	11 036 $	15 930 $
Autres intérêts	7 093	6 742	4 827
Accroissement des intérêts	10 496	5 693	–
Amortissement des frais de financement reportés	–	–	5 616
	39 084 $	23 471 $	26 373 $

22. IMPÔTS SUR LES BÉNÉFICES DES SOCIÉTÉS

a) (La charge) l'économie au titre des impôts sur les bénéfices des sociétés est constituée comme suit :

	Exercice terminé le 31 juillet 2004	**Semestre terminé le 31 juillet 2003**	**Semestre terminé le 31 janvier 2003**
Exigibles	1 142 $	1 083 $	(2 420) $
Futurs	(13 093)	1 747	19 245
	(11 951) $	2 830 $	16 825 $

b) Le taux d'imposition réel de la société est déterminé de la façon suivante :

	Exercice terminé le 31 juillet 2004	**Semestre terminé le 31 juillet 2003**	**Semestre terminé le 31 janvier 2003**
Taux d'imposition de base fédéral et provincial	38,5 %	40,3 %	40,3 %
Impôts futurs non constatés	–	(11,5)	–
Impôt sur le capital, fédéral et provincial	3,5	(0,4)	(2,7)
Autres	(2,0)	(4,7)	(2,1)
	40,0 %	23,7 %	35,5 %

La catégorie « Autres » représente l'incidence de la déduction pour bénéfices de fabrication et de transformation, des impôts payés sur les bénéfices tirés des placements à la valeur de consolidation, les dividendes non imposables, la part des actionnaires sans contrôle, les crédits d'impôt à l'investissement et les ajustements divers.

NOTES COMPLÉMENTAIRES – en milliers de dollars canadiens, sauf indication contraire

c) **Les impôts sur les bénéfices qui sont attribués aux exercices futurs sont constitués des éléments suivants :**

	2004	2003
Actifs d'impôts futurs :		
Fraction non amortie du coût en capital supérieure à la valeur comptable nette	112 922 $	124 747 $
Reports prospectifs des pertes autres qu'en capital	79 723	73 407
Frais de restructuration et de refinancement non déduits aux fins de l'impôt	6 964	11 679
Effets subordonnés de premier rang	(6 590)	(9 068)
Composante passif des effets subordonnés convertibles	2 627	6 798
Autres	10 623	12 545
Total partiel	206 269	220 108
Provision pour moins-value*	(109 506)	(138 160)
Total des actifs d'impôts futurs	96 763 $	81 948 $

*La provision pour moins-value représente la meilleure estimation faite par la direction relativement à la provision nécessaire pour refléter les actifs d'impôts futurs selon un montant dont la matérialisation est jugée probable par la société sur une période qui ne devrait pas dépasser cinq ans. Un ajustement de 23,0 M$, effectué directement dans les bénéfices non répartis au titre d'une diminution de la provision pour moins-value des actifs d'impôts futurs liée à la valeur que la société prévoit réaliser au cours des cinq prochaines années, a été inclus dans l'actif d'impôts futurs de 96,8 M$.

Les éléments suivants sont classés dans les états financiers consolidés :

Actifs d'impôts futurs à court terme	1 198 $	1 624 $
Actifs d'impôts futurs à long terme	95 565	80 324
	96 763 $	81 948 $

	2004	2003
Passifs d'impôts futurs :		
Valeur comptable nette supérieure à la fraction non amortie du coût en capital	10 306 $	12 687 $
Coûts liés à la remise en état non déductibles d'impôts	(4 471)	(4 933)
Autres	109	(201)
Total des passifs d'impôts futurs	5 944 $	7 553 $
Les éléments suivants sont classés dans les états financiers consolidés :		
Passifs d'impôts futurs à court terme	– $	– $
Passifs d'impôts futurs à long terme	5 944	7 553
	5 944 $	7 553 $

d) Au 31 juillet 2004, les reports prospectifs des pertes en capital nettes s'élevaient à 3,5 M$ (3,8 M$ en 2003). Ces pertes peuvent être reportées indéfiniment et portées en déduction des gains en capital imposables réalisés. Les économies d'impôts futures liées à ces pertes n'ont pas été constatées dans les états financiers.

23. INSTRUMENTS FINANCIERS ET AUTRES, ET OPÉRATIONS DE COUVERTURE

La société utilise des dérivés financiers et d'autres instruments pour gérer son exposition au risque du marché en ce qui a trait aux taux d'intérêt, aux prix des marchandises et aux taux de change. La société n'utilise pas d'instruments financiers dérivés ni d'autres instruments à des fins de négociations spéculatives.

La société a recours à des contrats à terme négociés en Bourse et à des contrats d'options pour atténuer les répercussions des fluctuations des prix des marchandises agricoles pouvant faire l'objet d'une couverture sur les contrats d'achat et de vente de ses stocks d'agrinégoce et de ses marchandises agricoles. Les contrats à terme négociés en Bourse et les contrats d'options sont évalués en se fondant sur le cours du marché. Les contrats d'achat à terme et les contrats de vente à terme sont évalués en fonction du cours du marché, lequel se fonde sur le cours du marché ajusté pour tenir compte des frais de transport et de manutention.

La société utilise également des instruments financiers dérivés tels que les contrats de change à terme et les contrats à terme standardisés pour limiter les risques liés aux fluctuations des taux de change relativement à ses actifs et passifs comptabilisés exprimés en devises. Ces instruments dérivés sont évalués à la valeur du marché et les variations de la juste valeur sont constatées à titre de chiffre d'affaires et autres produits d'exploitation dans les états consolidés des résultats et des bénéfices non répartis (du déficit).

La société évalue régulièrement les opérations de couverture pour s'assurer qu'elles permettent de compenser de façon très efficace les variations des justes valeurs ou des flux de trésorerie des éléments couverts.

Les contrats de change à terme présentés ci-après ont une échéance pouvant aller jusqu'à trois ans et ils comprennent la quote-part de la société dans les coentreprises :

Ventes

	2004	2003
Valeur nominale du dollar américain	164 559 $	92 292 $
Équivalent canadien	227 140 $	136 641 $
Juste valeur	219 320 $	129 521 $
Gain non réalisé	7 820 $	7 120 $
Taux de change moyen	1,3803 $	1,4805 $

Sur le gain non réalisé d'un montant de 7,8 M$ au 31 juillet 2004, une tranche d'environ 1,3 M$ est constatée dans ces états financiers (0,7 M$ le 31 juillet 2003). La tranche restante sera constatée sur une base conforme à celle de la constatation de l'opération couverte sous-jacente.

a) Risque de crédit

L'exposition au risque de crédit de la société est liée aux clients de tous les secteurs d'entreprise. Dans le secteur de la manutention et de la commercialisation des grains, un montant important doit être versé par la CCB (voir la note 6). Dans tous les autres secteurs, la clientèle est diversifiée, ce qui limite toute concentration importante de risque de crédit. Le risque de crédit est limité en raison du nombre important de clients provenant de secteurs et de zones géographiques différentes.

La société est exposée à une perte sur créances dans le cas d'inexécution de la part de contreparties relativement aux instruments financiers dérivés, mais elle ne prévoit pas qu'une telle situation se produise. Toutes les contreparties sont des institutions financières ayant une cote très élevée.

b) Juste valeur

La valeur comptable de la dette à long terme (voir la note 16) qui porte intérêt à des taux variables équivaut à la juste valeur. La juste valeur de la dette à long terme qui porte intérêt à des taux fixes est fondée sur son cours ou, en l'absence de cours, sur ses flux de trésorerie futurs actualisés en ayant recours aux taux actuellement pratiqués pour les dettes de durée et d'échéance similaires.

La valeur comptable des autres instruments financiers, de l'encaisse, de l'encaisse en fiducie, des débiteurs, de la dette bancaire, des emprunts à court terme, des emprunts à vue auprès des membres, des actions des membres, et des créditeurs et des charges à payer équivaut à la juste valeur en raison de la courte durée jusqu'à l'échéance ou du caractère de remboursement.

La juste valeur des instruments financiers dérivés constitués de contrats de change reflète les montants estimatifs que la société, ses filiales et la quote-part de ses coentreprises recevraient ou paieraient pour régler les contrats à la date du bilan. Toutefois, elle n'est pas représentative du total du gain ou de la perte de la société, de ses filiales ou de la quote-part de ses coentreprises étant donné que la position couverte correspond à certains des actifs ou passifs connexes.

c) Gains et pertes de change

Les gains de change d'un montant de 1,7 M$ ont été inclus dans le chiffre d'affaires pour l'exercice terminé le 31 juillet 2004 (0,9 M$ pour le semestre terminé le 31 juillet 2003; 0,3 M$ pour le semestre terminé le 31 janvier 2003).

24. PARTICIPATIONS DANS DES COENTREPRISES

Le tableau suivant résume la quote-part de la société dans les coentreprises avant les produits intersociétés et l'annulation de charges :

	2004	2003
Actif à court terme	71 629 $	91 832 $
Actif à long terme	53 279 $	61 575 $
Passif à court terme	29 579 $	63 963 $
Passif à long terme	26 107 $	29 715 $

	Exercice terminé le 31 juillet 2004	Semestre terminé le 31 juillet 2003	Semestre terminé le 31 janvier 2003
Produits	208 451 $	116 341 $	70 613 $
Charges	198 573 $	100 373 $	69 664 $
Bénéfice net	9 878 $	15 968 $	949 $
Flux de trésorerie liés aux activités d'exploitation	(6 859) $	26 512 $	12 736 $
Flux de trésorerie liés aux activités de financement	(9 070) $	(9 438) $	(4 767) $
Flux de trésorerie liés aux activités d'investissement	(866) $	(4 956) $	962 $

25. INFORMATION SECTORIELLE

Au cours du trimestre, la société a exercé ses activités dans trois secteurs, ses principales activités étant les suivantes :

a) Manutention et commercialisation des grains

Activités comprenant la manutention et la commercialisation des grains, y compris la collecte des grains par le système primaire de silos-élévateurs de la société, l'expédition vers des terminaux intérieurs ou portuaires, le nettoyage des grains pour respecter les exigences réglementaires et la vente sur les marchés intérieurs ou étrangers.

b) Produits agroalimentaires

Activités comprenant la vente de divers produits agroalimentaires, y compris les produits phytosanitaires, les semences et le traitement des semences, les engrais et le matériel agricole.

NOTES COMPLÉMENTAIRES – en milliers de dollars canadiens, sauf indication contraire

c) Transformation des produits agricoles

Activités de fabrication et de commercialisation de produits à valeur ajoutée relatifs à l'avoine et à l'orge de brasserie.

Les conventions comptables des secteurs sont les mêmes que celles qui sont décrites dans la rubrique portant sur les principales conventions comptables. La société comptabilise les ventes intersectorielles en fonction du cours du marché, comme si les ventes avaient été effectuées à des tiers.

Les données suivantes concernent les activités poursuivies :

	Exercice terminé le 31 juillet 2004		
Chiffre d'affaires	**Total des ventes**	**Ventes inter-sectorielles**	**Ventes externes**
Manutention et commercialisation des grains	855 380 $	17 904 $	837 476 $
Moins les ventes liées aux activités abandonnées	(6 116)	(6 116)	–
Manutention et commercialisation des grains – montant révisé	849 264	11 788	837 476
Produits agroalimentaires	459 942	–	459 942
Transformation des produits agricoles	110 638	759	109 879
	1 419 844 $	12 547 $	1 407 297 $

	Semestre terminé le 31 juillet 2003			Semestre terminé le 31 janvier 2003		
Chiffre d'affaires	**Total des ventes**	**Ventes inter-sectorielles**	**Ventes externes**	**Total des ventes**	**Ventes inter-sectorielles**	**Ventes externes**
Manutention et commercialisation des grains	283 737 $	13 490 $	270 247 $	516 577 $	16 919 $	499 658 $
Moins les ventes liées aux activités abandonnées	(3 717)	(3 717)	–	(5 531)	(5 531)	–
Manutention et commercialisation des grains – montant révisé	280 020	9 773	270 247	511 046	11 388	499 658
Produits agroalimentaires	319 347	–	319 347	123 198	–	123 198
Transformation des produits agricoles	64 495	1 129	63 366	65 142	474	64 668
	663 862 $	10 902 $	652 960 $	699 386 $	11 862 $	687 524 $

NOTES COMPLÉMENTAIRES – en milliers de dollars canadiens, sauf indication contraire

	Exercice terminé le 31 juillet 2004			
Bénéfice sectoriel	**BAIIA***	**Amortissement**	**Recouvrements sur provisions**	**BAII****
Manutention et commercialisation des grains	59 652 $	(9 902) $	1 000 $	50 750 $
Produits agroalimentaires	32 010	(9 576)	–	22 434
Transformation des produits agricoles	14 275	(5 104)	–	9 171
Résultats sectoriels	105 937	(24 582)	1 000	82 355
Charges du siège social	(18 596)	–	5 216	(13 380)
Selon les états financiers	87 341 $	(24 582) $	6 216 $	68 975 $

	Semestre terminé le 31 juillet 2003			Semestre terminé le 31 janvier 2003		
Bénéfice sectoriel	**BAIIA***	**Amortissement**	**BAII****	**BAIIA***	**Amortissement**	**BAII****
Manutention et commercialisation des grains	(6 393) $	(4 605) $	(10 998) $	7 169 $	(14 883) $	(7 714) $
Produits agroalimentaires	29 423	(4 404)	25 019	(5 926)	(3 677)	(9 603)
Transformation des produits agricoles	8 926	(2 492)	6 434	6 327	(2 542)	3 785
Résultats sectoriels	31 956	(11 501)	20 455	7 570	(21 102)	(13 532)
Charges du siège social	(8 935)	–	(8 935)	(7 244)	(253)	(7 497)
Selon les états financiers	23 021 $	(11 501) $	11 520 $	326 $	(21 355) $	(21 029) $

* BAIIA : bénéfice avant intérêts, impôts et amortissement, recouvrements liés aux provisions et perte liée aux activités abandonnées.
** BAII : bénéfice avant intérêts, impôts et perte liée aux activités abandonnées.

Dépenses en capital	**Exercice terminé le 31 juillet 2004**	**Semestre terminé le 31 juillet 2003**	**Semestre terminé le 31 janvier 2003**
Manutention et commercialisation des grains	10 302 $	642 $	822 $
Produits agroalimentaires	4 710	649	565
Transformation des produits agricoles	2 310	1 038	1 868
Selon les états financiers	17 322 $	2 329 $	3 255 $

Actif	**2004**	**2003**
Manutention et commercialisation des grains	312 739 $	380 933 $
Produits agroalimentaires	172 958	167 053
Transformation des produits agricoles	85 796	91 810
Siège social	128 657	147 986
Selon les états financiers	700 150 $	787 782 $

Ventes à l'étranger	Exercice terminé le 31 juillet 2004	Semestre terminé le 31 juillet 2003	Semestre terminé le 31 janvier 2003
Manutention et commercialisation des grains	233 034 $	77 112 $	144 387 $
Produits agroalimentaires	1 878	1 171	827
Transformation des produits agricoles	95 651	54 516	54 317
	330 563 $	132 799 $	199 531 $

26. ENGAGEMENTS, ÉVENTUALITÉS ET GARANTIES

a) La société, y compris ses filiales et la quote-part de ses coentreprises, a conclu des contrats de location-exploitation visant principalement des wagons, des bâtiments et du matériel. Les paiements futurs minimaux relatifs à des contrats de location-exploitation ayant une durée initiale ou résiduelle supérieure à un an au 31 juillet 2004 sont les suivants :

2005	4 864 $
2006	3 763 $
2007	2 261 $
2008	1 415 $
2009	673 $

b) La société et ses filiales font l'objet de divers litiges et réclamations qui surviennent dans le cours normal des affaires. Bien que l'issue de ces procédures ne puisse être prévue avec certitude, la direction ne considère pas que le risque auquel la société est exposée en raison de ces litiges est important eu égard à ces états financiers consolidés.

c) Dans le cours normal de ses activités, la société peut, de temps à autre, s'engager à garantir des stocks de produits agroalimentaires d'un apparenté, en vue d'une livraison à une date future. Le 31 juillet 2004, la valeur en dollars de cet engagement s'établissait à 17,3 M$ (néant en 2003).

d) La société détient une participation dans Western Co-operative Fertilizers Limited (« WCFL »). WCFL détient quant à elle une participation dans Canadian Fertilizers Limited (« CFL »). À la fin de 2003, CFL a reçu un avis de projet de régularisation de l'Agence du revenu du Canada (« ARC ») à la suite d'une vérification de ses années d'imposition comprises entre 1997 et 2000. L'ARC est d'avis que les déductions par CFL de certains frais de gestion payés en vertu d'un contrat à un actionnaire de CFL ne devraient pas être autorisées.

   L'ARC n'a pas encore officiellement réévalué CFL et des discussions entre les deux parties sont en cours. CFL est d'avis que la prise de position de l'ARC est sans fondement et que ce différend en matière d'impôts sera résolu sans que ses actionnaires n'en soient trop affectés. Toutefois, si CFL devait ne pas obtenir gain de cause, la quote-part de la société soumise à l'exposition au risque maximale s'élèverait à 5,3 M$.

e) Lettres de crédit bancaire et instruments similaires (voir la note 12).

f) Provision pour pertes sur prêts (voir la note 17b).

27. CHIFFRES CORRESPONDANTS DE L'EXERCICE PRÉCÉDENT

Certains montants de l'exercice précédent ont été reclassés afin que leur présentation soit conforme à celle de l'exercice en cours.



RAPPORT DU PREMIER TRIMESTRE – 31 OCTOBRE 2004

RAPPORT DE GESTION

À L'INTENTION DE NOS ACTIONNAIRES

Comme prévu, les résultats financiers de la société pour le premier trimestre de l'exercice 2005 ont été touchés par les mauvaises conditions météorologiques qui ont retardé les récoltes au deuxième trimestre. L'écart entre le trimestre de l'exercice en cours et le trimestre de l'exercice précédent est plus marqué parce qu'au dernier exercice les récoltes étaient presque terminées à la fin août, laissant ainsi le temps de mener à terme le travail automnal dans les champs. De plus, la qualité des cultures était nettement meilleure à l'exercice précédent, permettant ainsi d'améliorer la marge dans le secteur céréalier plus tôt au cours de l'exercice.

SOMMAIRE DES RÉSULTATS CONSOLIDÉS

Le chiffre d'affaires et les autres produits d'exploitation du premier trimestre de l'exercice 2005 se sont élevés à 229 M$, comparativement à 283 M$ au premier trimestre de l'exercice précédent. Cette baisse reflète ce qui suit :

- baisse importante du prix des marchandises hors Commission;
- demande modérée d'engrais en raison du temps froid et pluvieux, ce qui a retardé les travaux dans les champs après la récolte, y compris l'épandage d'engrais;
- pourcentage plus élevé de livraisons à la Commission canadienne du blé au cours du trimestre par rapport à l'exercice précédent (la société ne comptabilise dans son chiffre d'affaires que la tranche tarifaire relative aux grains de la Commission tandis que les grains et oléagineux hors Commission sont inclus dans le chiffre d'affaires selon leurs valeurs brutes).

Le bénéfice avant intérêts, impôts et amortissement (BAIIA) a reculé de 11,1 M$ pour s'établir à une perte de 2,1 M$, comparativement à un bénéfice de 9,0 M$ enregistré à l'exercice précédent. Le principal écart réside dans le secteur de la manutention et de la commercialisation des grains. Les faibles marges sur les grains enregistrées au cours du trimestre en raison des récoltes tardives, ont obligé la société à régler des surprix et des frais d'expédition élevés afin de garantir la qualité des marchandises requises pour respecter ses contrats de vente.

Les intérêts débiteurs se sont chiffrés à 9,4 M$ par rapport à 10,2 M$ au premier trimestre de l'exercice précédent. Environ 2,9 M$ du total du présent exercice représentaient un accroissement autre qu'en espèces. À l'exercice précédent, la société a enregistré un accroissement autre qu'en espèces d'environ 2,5 M$ à titre d'intérêts débiteurs.

L'amortissement pour le trimestre terminé le 31 octobre 2004 s'est chiffré à 6,4 M$, soit une légère hausse par rapport à 6,0 M$ au premier trimestre de l'exercice précédent.

Le bénéfice avant intérêts et impôts (BAII) pour le premier trimestre de l'exercice 2005 s'est soldé par une perte de 8,5 M$, comparativement à un bénéfice de 3,0 M$ pour le trimestre correspondant de l'exercice précédent.

Au cours du premier trimestre de 2005, la société a reçu un règlement de 1,4 M$ relativement à une question d'ordre fiscal en suspens, et de ce montant, 0,7 M$ ont été déclarés à titre d'intérêts créditeurs et 0,7 M$ ont servi à réduire la charge d'impôts. Il n'y a eu aucun élément non récurrent au cours du premier trimestre de l'exercice précédent.

La perte nette découlant des activités poursuivies pour le premier trimestre s'est établie à 15,6 M$, en comparaison de la perte de 7,1 M$ au cours de l'exercice précédent. La perte nette, incluant les résultats découlant des activités abandonnées au cours de l'exercice précédent s'est chiffrée à 9,8 M$. La perte par action pour le premier trimestre de 2005 est de 0,09 $ par action par rapport à 0,08 $ par action pour l'exercice 2004.

RÉSULTATS SECTORIELS

Manutention et commercialisation des grains

Dans le secteur de la manutention et de la commercialisation des grains, 1,5 million de tonnes de grains et oléagineux ont été expédiées au cours du premier trimestre de 2005, comparativement à 1,4 million de tonnes au trimestre correspondant de l'exercice précédent. Environ 69 % des livraisons de la société ont été faites pour le compte de la Commission canadienne du blé (CCB). Au premier trimestre de l'exercice précédent, environ 61 % des livraisons de la société étaient effectuées pour le compte de la CCB. Cette hausse des livraisons de grains de la Commission sur un an découle principalement du fait que la CCB a respecté ses engagements grâce au reste des récoltes de l'exercice précédent car une grande partie des récoltes du présent exercice est demeurée dans les champs en raison du temps froid et pluvieux.

Les livraisons des producteurs aux installations primaires de la société ont été similaires sur douze mois, soit 1,6 million de tonnes. L'échéancier des volumes de grains correspondait à l'avancement des récoltes dans l'Ouest canadien. Un nombre plus élevé de livraisons par rapport au trimestre de l'exercice précédent ont d'abord été effectuées en Alberta où les récoltes étaient les plus avancées. Les livraisons aux installations de la Saskatchewan et du Manitoba ont légèrement baissé en raison des retards dans les récoltes observés dans ces provinces.

Le total des volumes aux terminaux portuaires dans les installations d'exportation en propriété exclusive de la société s'est établi à 0,9 million de tonnes au cours du premier trimestre du présent exercice, soit une baisse par rapport à 1,1 million de tonnes au trimestre correspondant de l'exercice précédent. En août et en septembre, la société a cessé toute activité à son terminal de Vancouver afin de mener à terme la modernisation de son système de déchargement dans le cadre de son programme de dépenses en capital planifié pour cette installation. Cette modernisation devrait améliorer la capacité de débit et la vitesse de 15 % à 20 % annuellement. Les volumes au terminal de Vancouver pour le trimestre ont baissé d'approximativement 29 % pour tenir compte des travaux, et près de la moitié des produits reçus étaient des grains de la Commission. À l'installation de Thunder Bay, les arrivages ont augmenté d'environ 6 % pour atteindre 478 000 tonnes, la majorité (78 %) était des grains de la Commission. Comme il en a été fait mention précédemment, le manque de nouvelles récoltes disponibles a obligé la CCB à miser sur le déplacement du reste des récoltes de l'exercice précédent afin de respecter ses contrats de vente.

La quote-part de la société des volumes du terminal de Prince Rupert Grain a atteint environ 109 000 tonnes, en hausse par rapport à 21 000 tonnes seulement à l'exercice précédent. Une fois de plus, cette hausse est attribuable à la hausse du mouvement du blé et de l'orge de la CCB par rapport au trimestre de l'exercice précédent, qui a accusé un retard dans son programme de ventes dans la dernière moitié du premier trimestre de cet exercice.

Trimestre terminé le 31 octobre
Volumes
(en milliers de tonnes métriques)

	Exercice 2005	Exercice 2004	Hausse (baisse)
Récépissés de silos-élévateurs primaires	1 612	1 633	(1) %
Expéditions de silos-élévateurs primaires	1 515	1 421	7 %
Opérations aux terminaux			
Vancouver	436	611	(29) %
Thunder Bay	478	453	6 %
Quote-part des sociétés affiliées	109	21	419 %
Total des opérations aux terminaux	1 023	1 085	(6) %

La marge par tonne sur le pipeline de la société a fortement reculé au cours du trimestre. En raison de la gelée hâtive et de la récolte tardive, il a été difficile d'obtenir des quantités suffisantes de grains et oléagineux pour respecter les contrats de vente. Par conséquent, la société a dû engager des frais d'achat et de transport plus élevés afin de disposer de suffisamment de blé, de colza canola et d'orge brassicole de qualité pour charger les navires. De plus, les produits d'entreposage et les intérêts créditeurs de la société ont été moins élevés en raison des stocks inférieurs de grains de la Commission en entrepôt et du nombre restreint d'occasions d'offrir ses services de mélange en raison de la piètre qualité des récoltes au présent exercice.

Le BAIIA de ce secteur s'est établi à 1,5 M$ pour le trimestre, contre 12,7 M$ au trimestre correspondant de l'exercice précédent. Le total du présent exercice comprend un recouvrement non récurent d'environ 0,7 M$ lié aux intérêts créditeurs découlant d'une nouvelle cotisation de l'impôt. Le BAII pour le trimestre s'est soldé par une perte de 1,1 M$ comparativement à un bénéfice de 10,3 M$ au premier trimestre de l'exercice précédent.

Produits agroalimentaires

Le secteur des produits agroalimentaires de la société a enregistré un chiffre d'affaires de 52 M$, en comparaison de 59 M$ au premier trimestre de l'exercice précédent. Cette baisse est principalement imputable aux répercussions des conditions météorologiques sur le calendrier des travaux agricoles après les récoltes. À l'exercice précédent, les récoltes étaient pratiquement terminées à la fin d'août, et l'automne sec a permis aux agriculteurs d'épandre des engrais, ce qui s'est traduit par des ventes importantes de gaz ammoniac au premier trimestre. Au présent exercice, la période des récoltes s'est poursuivie tout au long du trimestre et la majorité des travaux agricoles à effectuer après les récoltes ont été repoussés au deuxième trimestre.

Le BAIIA pour le trimestre s'est soldé par une perte de 3,4 M$, comparativement à une perte de 3,0 M$ au premier trimestre de l'exercice précédent. Cette différence découle principalement des retards au calendrier agricole qui se sont traduits par une baisse du volume des ventes d'engrais et des marges au premier trimestre. Les résultats dans ce secteur dépendent largement du quatrième trimestre en raison de l'importance de la période des ventes au printemps sur le bénéfice et du caractère fixe des coûts associés aux activités de détail de la société qui sont en expansion dans l'Ouest canadien. Le BAII du secteur pour le trimestre s'est soldé par une perte de 6,0 M$, comparativement à une perte de 5,4 M$ au premier trimestre de l'exercice 2004.

Transformation des produits agricoles

Le chiffre d'affaires du secteur de la transformation des produits agricoles s'est établi à 31 M$ pour le trimestre, soit un chiffre d'affaires similaire à la période correspondante de l'exercice précédent. Le volume des ventes de Can-Oat était stationnaire par rapport à celui de l'exercice précédent en raison de la demande accrue de produits finis. Dans l'ensemble, la valeur des ventes a diminué, traduisant le recul du prix des marchandises observé dans tout le secteur sur un exercice. Le volume des ventes de Prairie Malt a progressé d'environ 19 %. Ce changement reflète les niveaux de vente normalisés du présent exercice par opposition au premier trimestre de l'exercice 2004 alors que Prairie Malt se remettait encore des répercussions de la mauvaise récolte de 2003.

Le BAIIA du secteur a atteint 3,8 M$ pour le trimestre, soit une hausse par rapport à 3,5 M$ pour l'exercice précédent. À Can-Oat, le changement favorable de la gamme de produits s'est traduit par des marges semblables à celles du premier trimestre de l'exercice précédent. Toutefois, les répercussions du taux de change du dollar canadien par rapport au dollar américain ont donné lieu à certains écarts temporaires qui entraîneront le report d'une partie de leur bénéfice dans les trimestres futurs. La remontée des résultats de Prairie Malt est directement liée aux problèmes de qualité des récoltes observés au premier trimestre de l'exercice précédent. Le BAII pour le premier trimestre s'est chiffré à 2,5 M$, contre 2,2 M$ au trimestre correspondant de l'exercice 2004.

Perspectives

Selon les données de Statistique Canada du 8 décembre 2004, la production dans l'Ouest canadien est estimée à 53 millions de tonnes, en hausse par rapport à 46,6 millions de tonnes à l'exercice 2004, et légèrement supérieure à la moyenne sur cinq années de 52,5 millions de tonnes. Les perspectives pour le secteur d'activité de la manutention et de la commercialisation des grains dépendront des occasions d'exportation jusqu'à la fin de l'exercice alors que ce secteur devra composer avec une récolte de mauvaise qualité. Selon les dernières estimations officielles de la CCB, son programme d'exportation devrait s'établir à 16 millions de tonnes, soit le même niveau qu'à l'exercice 2004. Les exportations de blé fourrager dépendront de la volonté des agriculteurs de commercialiser leur blé, lequel l'a peu été jusqu'à maintenant en raison des prix moins élevés. Les exportations hors Commission sont actuellement estimées à 6,5 millions de tonnes, ce qui porte l'estimation du programme d'exportation 2005 à 22,5 millions de tonnes, soit une légère baisse par rapport à 22,9 millions de tonnes en 2004.

Les expéditions de grains de la société pour l'exercice 2005 devraient dépasser les niveaux atteints en 2004, dans une mesure dépendant des facteurs cités plus haut. Les marges sur grains par tonne devraient fléchir de 10 % à 15 % en moyenne en raison de la piètre qualité des récoltes. Pour ce qui est du secteur des produits agroalimentaires, les taux d'humidité actuels des sols s'annoncent prometteurs pour la période des ventes du printemps, tout particulièrement en ce qui concerne les engrais. L'importance des récoltes en 2004 a entraîné une diminution de la fertilité des sols, ce qui devrait faire grimper la demande d'engrais. Le secteur des produits agroalimentaires de la société est très saisonnier et ses résultats dépendent des intentions d'ensemencement des agriculteurs et des conditions de croissance tout au long de la saison.

Pour l'ensemble de la société, la direction prévoit qu'une plus grande partie de son chiffre d'affaires et de ses bénéfices seront générés dans la dernière moitié de l'exercice 2005. Les dépenses en capital devraient atteindre environ 20 M$ au cours de l'exercice 2005, comparativement à 17 M$ à l'exercice 2004, et seront principalement destinées à l'entretien des infrastructures actuelles.

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

Fonds de roulement

L'actif à court terme s'est élevé à 351 M$ au 31 octobre 2004, soit un niveau similaire à celui au 31 octobre 2003. Le recul des placements à court terme et des débiteurs a été neutralisé par l'augmentation des stocks et de l'encaisse. La baisse des débiteurs a résulté de l'importante diminution des volumes de grains détenus pour le compte de la CCB dans les installations rurales, laquelle a été neutralisée par des débiteurs supérieurs dans le secteur des produits agroalimentaires. L'augmentation des stocks a découlé d'une hausse des stocks de produits agroalimentaires qui a été partiellement contrebalancée par l'élimination des stocks de porcs, par suite de la vente des intérêts de la société dans les activités porcines en mai 2004.

L'actif à court terme a augmenté de 26 M$ par rapport au 31 juillet 2004 en raison de la hausse des niveaux saisonniers des stocks de grains hors Commission et de produits agroalimentaires, laquelle a été contrebalancée par une baisse de l'encaisse et des placements à court terme.

Le passif à court terme s'est chiffré à 252 M$ au 31 octobre 2004, en baisse de 10 M$ par rapport au 31 octobre 2003. La dette bancaire et les emprunts à court terme ont diminué de 19 M$. Les emprunts auprès des membres ont augmenté de 8 M$, traduisant leur confiance renouvelée envers la société.

Le passif à court terme s'est accru de 42 M$ par rapport au 31 juillet 2004, principalement en raison de l'augmentation des créditeurs suite aux hausses saisonnières des bons au comptant reportés pour les créditeurs relatifs aux grains et aux produits agroalimentaires.

Le fonds de roulement s'est chiffré à 99 M$ au 31 octobre 2004 comparativement à 91 M$ au 31 octobre 2003 et à 114 M$ au 31 juillet 2004. Au cours du trimestre, le fonds de roulement a servi à financer les activités d'exploitation ainsi que les dépenses en capital de 3,9 M$ de même qu'à rembourser une tranche de 2,5 M$ de la dette à long terme.

La société a une facilité de crédit renouvelable adossée auprès de ses banquiers totalisant 240 M$ afin de financer ses besoins en fonds de roulement. Les montants tirés en vertu de la facilité de crédit au 31 octobre s'élevaient à 41 M$ relativement à des lettres de crédit et à des instruments similaires nécessaires à l'exploitation d'une agro-entreprise. Le crédit disponible en vertu de la facilité de crédit est déterminé en fonction des niveaux de stocks et des débiteurs. Au 31 octobre 2004, un montant additionnel de 37 M$ pouvait être tiré en vertu de la facilité de crédit.

Renseignements sur les flux de trésorerie

Les flux de trésorerie affectés aux activités poursuivies se sont établis à 8,1 M$ pour le trimestre terminé le 31 octobre 2004. Les flux de trésorerie découlant des activités poursuivies se sont élevés à 2,5 M$ au trimestre terminé le 31 octobre 2003. Cette baisse reflète la lenteur des récoltes, les retards dans l'épandage automnal d'engrais et la qualité inférieure des récoltes.

Dette à long terme

Au 31 octobre 2004, la dette à long terme est passée à 253 M$, soit une légère augmentation par rapport au 31 juillet 2004. L'accroissement des effets subordonnés de premier rang et de la composante passif des effets subordonnés convertibles a totalisé 2,9 M$. Cet accroissement a été partiellement contrebalancé par des paiements totalisant 1,5 M$ sur le capital de l'emprunt bancaire à terme de la société et par des paiements, par les filiales et les coentreprises, totalisant 1,0 M$ sur le capital de leur dette. Le remboursement du capital de la dette bancaire à court terme a été effectué au moyen du produit de la vente des activités d'Aquaculture et du règlement final de la vente de Heartland Pork.

Aucun remboursement du capital n'est requis avant octobre 2005 à l'égard de l'emprunt bancaire à terme de la société qui se chiffre à 79 M$ et aucun remboursement du capital n'est exigé à l'égard des effets subordonnés de premier rang d'une valeur de 150 M$ jusqu'à leur échéance, le 29 novembre 2008.

Effets subordonnés convertibles

Les effets subordonnés convertibles d'un montant en capital de 255 M$ ont été émis dans le cadre de la restructuration financière de la société. Chaque tranche de 1 000 $ des effets est convertible, au gré du porteur, en environ 2 227 actions sans droit de vote de catégorie B, en tout temps avant la date d'échéance fixée au 30 novembre 2008. La conversion des effets au 31 octobre 2004 a été effectuée comme suit :

	Effets convertibles (valeur nominale)	Actions de catégorie B
	(en milliers)	
Émis le 31 janvier 2003	255 000 $	60 363
Conversions – semestre terminé le 31 juillet 2003	(50 172)	111 744
Effets en circulation le 31 juillet 2003	204 828	172 107
Conversions – exercice terminé le 31 juillet 2004	(26 990)	60 112
Effets en circulation le 31 juillet 2004	177 838	232 219
Conversions – trimestre terminé le 31 octobre 2004	(4 275)	9 522
Effets en circulation le 31 octobre 2004	173 563 $	241 741 $

À l'échéance, la société a le droit de convertir, sous certaines réserves, les effets subordonnés convertibles en actions d'une seule catégorie d'actions ordinaires avec droits de vote de la société, lesquelles représentent 90 % des actions en circulation de cette catégorie sur une base diluée, à condition que les conversions effectuées par les porteurs de ces effets en actions sans droit de vote de catégorie B avant l'échéance réduisent proportionnellement ce ratio de conversion de 90 %. En vertu de cette disposition, les porteurs d'effets subordonnés convertibles toujours en circulation le 31 octobre 2004 recevraient environ 61 % de ces nouvelles actions sur une base diluée.

Dans le bilan arrêté au 31 octobre 2004, une tranche de 130 M$ des effets subordonnés convertibles a été comptabilisée à titre de capitaux propres et une tranche de 29 M$, à titre de passif. La différence entre le total de ces montants (159 M$) et la valeur nominale de 174 M$ des effets de même que les intérêts courus futurs de 111 M$ ont été comptabilisés jusqu'au 30 novembre 2008.

Composante capitaux propres des effets subordonnés convertibles

	(en milliers)
Valeur comptable au 31 juillet 2004	128 635 $
Accroissement des bénéfices non répartis	5 013
Conversions – trimestre terminé le 31 octobre 2004	(3 817)
Valeur comptable au 31 octobre 2004	129 831 $

RENSEIGNEMENTS PROSPECTIFS

Certains énoncés contenus dans le présent rapport de gestion sont des énoncés prospectifs et ils traduisent les attentes de la société touchant les résultats de son exploitation, sa situation financière et ses réalisations dans l'avenir. Ces énoncés prospectifs portent sur des risques, des incertitudes et d'autres facteurs connus et inconnus pouvant faire en sorte que les résultats, le rendement et les réalisations réels de la société diffèrent considérablement de tout résultat, rendement ou réalisation futur précisé de façon formelle ou implicite dans lesdits énoncés prospectifs. Divers facteurs pourraient faire en sorte que les résultats réels diffèrent sensiblement des attentes, incluant les conditions météorologiques, la production et la qualité des récoltes dans l'Ouest canadien; les prix et les marchés des produits agricoles à l'échelle mondiale; les décisions des producteurs touchant la superficie totale ensemencée, le choix des cultures et l'utilisation des intrants de culture, comme les engrais et les produits antiparasitaires à usage agricole; l'ampleur du levier financier de la société et ses besoins de financement; le risque de crédit et le risque de change; les variations de la concurrence dans l'industrie de la manutention des grains et des produits agroalimentaires, incluant les pressions sur les prix; les niveaux des exportations canadiennes de grains, les modifications de la politique gouvernementale et la déréglementation du transport, les enjeux touchant le commerce international, les conditions politiques et économiques à l'échelle mondiale, y compris les subventions sur les grains et les tarifs imposés par les États-Unis et l'Union européenne; le rebondissement de la concurrence touchant les secteurs d'activité de la manutention et de la commercialisation des grains, des produits agroalimentaires et de la transformation des produits agricoles de la société et autres; enfin, les risques environnementaux et les dépenses imprévues liées à l'environnement et à d'autres enjeux.

DONNÉES SUR LE BAIIA

Les données sur le BAIIA contenues dans les présentes visent à vous permettre de mieux comprendre les résultats financiers de la société et à compléter les renseignements sur son bénéfice ou sa perte de la manière prévue par les PCGR. D'autres émetteurs peuvent ne pas fournir de données similaires, mais, le cas échéant, ces données doivent être étudiées attentivement afin de déterminer si elles sont comparables à celles de la société.



Mayo Schmidt
Chef de la direction



Wayne Cheeseman
Chef des finances

Le 14 décembre 2004
Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9
http://www.swp.com

SASKATCHEWAN WHEAT POOL
BILANS CONSOLIDÉS

(en milliers de dollars) POUR LA PÉRIODE TERMINÉE LE	31 OCTOBRE 2004 (non vérifié)	31 OCTOBRE 2003 (non vérifié)	31 JUILLET 2004 (vérifié)
ACTIF			
Actif à court terme			
Encaisse	5 091 $	874 $	17 169 $
Encaisse en fiducie (note 13b)	2 540	539	1 176
Placements à court terme (note 4)	16 381	31 827	25 999
Débiteurs	163 604	169 972	164 234
Stocks	146 402	134 738	104 887
Charges payées d'avance et dépôts	15 586	12 516	9 810
Impôts futurs	962	1 456	1 198
	350 566	352 022	324 473
Placements	4 972	5 052	5 051
Immobilisations corporelles	264 916	286 790	266 842
Autres actifs à long terme	7 893	9 759	8 219
Impôts futurs	97 547	80 324	95 565
	725 894 $	733 947 $	700 150 $
PASSIF ET CAPITAUX PROPRES			
Passif à court terme			
Dette bancaire (note 5)	19 029 $	6 622 $	29 805 $
Emprunts à court terme (note 6)	467	31 534	1 501
Emprunts à vue auprès des membres	18 056	10 408	18 691
Actions de catégorie A des membres	1 782	1 790	1 783
Créditeurs et charges à payer	205 646	204 024	150 745
Tranche à court terme de la dette à long terme (note 7)	6 950	7 082	7 893
	251 932	261 460	210 418
Dette à long terme (note 7)	253 227	266 959	251 930
Autres passifs à long terme	39 682	45 123	40 980
Impôts futurs	5 805	7 407	5 944
	550 646	580 949	509 272
Capitaux propres			
Capital-actions (note 8)	85 104	62 778	81 287
Surplus d'apport	177	112	177
Effets subordonnés convertibles - composante capitaux propres (note 9)	129 831	132 331	128 635
Bénéfices non répartis (déficit)	(39 864)	(42 223)	(19 221)
	175 248	152 998	190 878
	725 894 $	733 947 $	700 150 $

Garanties et éventualités (note 13)

SASKATCHEWAN WHEAT POOL
ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS (DU DÉFICIT)

(en milliers de dollars) POUR (non vérifié)	le trimestre terminé le 31 OCTOBRE 2004	le trimestre terminé le 31 OCTOBRE 2003 (chiffres retraités - note 3)
Chiffre d'affaires et autres produits d'exploitation	228 706 $	283 385 $
Coût des marchandises vendues et charges		
Coût des marchandises vendues et charges d'exploitation	218 713	262 346
Frais de vente et d'administration	12 083	12 018
Amortissement	6 439	6 032
	237 235	280 396
(Perte) bénéfice avant intérêts et impôts	(8 529)	2 989
Intérêts débiteurs (note 11)	9 355	10 176
Perte avant impôt des sociétés	(17 884)	(7 187)
Économie au titre de l'impôt des sociétés	2 254	68
Perte nette découlant des activités poursuivies	(15 630)	(7 119)
Perte nette découlant des activités abandonnées (note 3)	-	(2 687)
Perte nette	(15 630)	(9 806)
Bénéfices non répartis (déficit), au début (note 1)	(19 221)	(27 388)
Accroissement de la composante capitaux propres des effets subordonnés convertibles (notes 9 et 10)	(5 013)	(5 029)
Bénéfices non répartis (déficit), à la fin	(39 864) $	(42 223) $
Bénéfice (perte) de base et dilué(e) par action (note 10)		
découlant des activités poursuivies	(0,09) $	(0,07) $
Perte nette	(0,09) $	(0,08) $

SASKATCHEWAN WHEAT POOL
ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

(en milliers de dollars) POUR (non vérifié)	le trimestre terminé le 31 OCTOBRE 2004	le trimestre terminé le 31 OCTOBRE 2003 (chiffres retraités - note 3)
Flux de trésorerie liés aux activités d'exploitation		
Perte nette découlant des activités poursuivies	(15 630) $	(7 119) $
Ajouter (déduire) les éléments sans effet sur la trésorerie		
Amortissement	6 439	6 032
(Économie) charge d'impôts futurs	(1 885)	20
Coût des prestations de retraite (note 12)	534	781
Accroissement des intérêts (note 11)	2 872	2 462
Autres éléments	(462)	346
Flux de trésorerie liés aux activités poursuivies	(8 132)	2 542
Variation des éléments hors caisse du fonds de roulement		
Débiteurs	630	50 733
Stocks	(41 515)	(19 405)
Créditeurs	53 737	40 269
Charges payées d'avance et dépôts	(5 776)	(2 911)
Variation des éléments hors caisse du fonds de roulement - activités poursuivies	7 076	68 686
Flux de trésorerie liés aux activités d'exploitation - activités poursuivies	(1 056)	71 228
Flux de trésorerie provenant des activités d'exploitation - activités abandonnées	-	556
Flux de trésorerie liés aux activités d'exploitation	(1 056)	71 784
Flux de trésorerie liés aux activités de financement		
Remboursement de la dette à long terme	(2 518)	(1 834)
Remboursement des emprunts à court terme	(1 034)	(61 177)
Remboursement d'autres passifs à long terme, montant net	(954)	(927)
(Remboursement) produit des emprunts à vue auprès des membres	(635)	1 243
Remboursement des actions de catégorie A des membres	(1)	(1)
Flux de trésorerie affectés aux activités abandonnées	-	(380)
Flux de trésorerie affectés aux activités de financement	(5 142)	(63 076)
Flux de trésorerie liés aux activités d'investissement		
Dépenses liées aux immobilisations corporelles	(3 904)	(1 514)
Produit de la vente d'immobilisations corporelles	764	536
Augmentation de l'encaisse en fiducie	(1 364)	(52)
Diminution des placements	18	-
Augmentation des autres actifs à long terme	(236)	(192)
Flux de trésorerie affectés aux activités abandonnées	-	(612)
Flux de trésorerie affectés aux activités d'investissement	(4 722)	(1 834)
(Diminution) augmentation des espèces et quasi-espèces	(10 920)	6 874
Espèces et quasi-espèces, au début	13 363	19 305
Espèces et quasi-espèces, à la fin	2 443 $	26 179 $

Les espèces et quasi-espèces englobent l'encaisse, les placements à court terme et la dette bancaire.

Information supplémentaire sur les sommes versées au cours de l'exercice relativement aux activités poursuivies :

Intérêts versés	6 204 $	7 560 $
Impôts payés, montant net	938 $	626 $

SASKATCHEWAN WHEAT POOL
INFORMATION FINANCIÈRE SECTORIELLE
POUR LE TRIMESTRE TERMINÉ LE 31 OCTOBRE 2004
(non vérifié et en milliers de dollars)

CHIFFRE D'AFFAIRES	Trimestre terminé le 31 OCTOBRE 2004	Trimestre terminé le 31 OCTOBRE 2003 (chiffres retraités)
Manutention et commercialisation des grains	148 780 $	199 672 $
Moins le chiffre d'affaires lié aux activités abandonnées	-	(2 236)
Manutention et commercialisation des grains - montant révisé	148 780	197 436
Produits agroalimentaires	52 014	59 069
Transformation des produits agricoles	31 002	31 237
Ventes intersectorielles	(3 090)	(4 357)
	228 706 $	283 385 $

NOTES COMPLÉMENTAIRES – **Le 31 octobre 2004, en milliers de dollars canadiens, sauf indication contraire**

1. RÉORGANISATION FINANCIÈRE

a) Mode de présentation

La société a fait l'objet d'une réorganisation financière dont l'entrée en vigueur était le 31 janvier 2003. La société a comptabilisé la réorganisation financière en utilisant les principes de la réévaluation intégrale (méthode de la comptabilité « nouveau départ ») conformément aux principes comptables généralement reconnus du Canada (PCGR). Cette méthode a nécessité une réévaluation de tous les actifs et passifs de la société à leur juste valeur estimative et l'élimination du déficit de la société.

Au 31 janvier 2003, la valeur comptable de la quasi-totalité des actifs et passifs à court terme se rapprochait de leur juste valeur. Les actifs et passifs suivants ont dû être retraités à leur juste valeur.

i. Immobilisations corporelles – à la juste valeur assurée par les flux de trésorerie futurs prévus
ii. Écart d'acquisition et frais de démarrage – à zéro conformément aux PCGR
iii. Prestations de retraite et autres régimes d'avantages sociaux futurs des employés – à des valeurs déterminées par un actuaire indépendant
iv. Effets subordonnés de premier rang – à la valeur de négociation actuelle
v. Composante passif des effets subordonnés convertibles – à la valeur actualisée des paiements d'intérêt estimatifs des exercices 2006 à 2008
vi. Impôts futurs – à des montants dont la matérialisation au cours de périodes ne dépassant pas cinq ans est plus probable qu'improbable
vii. Tranche non amortie des frais liés à des emprunts, en cours et antérieurs, comptabilisée dans les actifs à long terme – à zéro
viii. Tranche non amortie des frais liés à des emprunts antérieurs comptabilisée dans les charges payées d'avance – à zéro
ix. Coûts de restructuration – radiés au moyen de l'ajustement « nouveau départ »
x. Stock de matériel agroalimentaire – au prix de vente moins les frais de cession

Une valeur nette réelle de 178,6 M$ a été calculée afin d'établir le bilan consolidé « nouveau départ » au 31 janvier 2003. La valeur nette réelle tenait compte des estimations de la direction, qui étaient basées sur la valeur de négociation des actions de catégorie B de la société ainsi que sur une estimation de la juste valeur de la composante autre que le passif des effets subordonnés convertibles de la société. Par suite de la réorganisation et de l'application de la comptabilité « nouveau départ », le capital-actions de la société a diminué de 435,4 M$, dont 88,9 M$ étaient liés à l'élimination du déficit de la société.

b) Comparabilité des périodes

Certains montants de l'exercice précédent ont été reclassés afin que leur présentation soit conforme à celle de l'exercice en cours.

2. MODE DE PRÉSENTATION ET CONVENTIONS COMPTABLES

Les états financiers consolidés intermédiaires non vérifiés (les « états financiers intermédiaires ») incluent les comptes de Saskatchewan Wheat Pool, de ses filiales et de ses sociétés affiliées, et ont été préparés conformément aux PCGR. Ces états financiers intermédiaires ne comprennent pas les renseignements normalement inclus dans les états financiers annuels et doivent être lus parallèlement au rapport annuel de l'exercice 2004 de la société.

Les conditions météorologiques constituent le principal risque que doit affronter l'industrie agricole. Le volume et la qualité du grain, le niveau et la composition des agrofournitures et, fondamentalement, le rendement financier de la société dépendent grandement des conditions météorologiques tout au long du cycle des cultures agricoles.

Les résultats de la société sont saisonniers. Le chiffre d'affaires dépend principalement des conditions météorologiques et du cycle des cultures agricoles, et est généralement plus élevé au printemps, au moment des semailles, et à l'automne, lors de la récolte. Les résultats dans le secteur de la manutention et de la commercialisation des grains sont généralement plus élevés au cours du premier trimestre (août à octobre) et du quatrième trimestre (mai à juillet) alors que les producteurs expédient le grain vers le système primaire de silos-élévateurs afin de réduire les limites d'entreposage sur la ferme et de générer des

SASKATCHEWAN WHEAT POOL
INFORMATION FINANCIÈRE SECTORIELLE
BÉNÉFICE D'EXPLOITATION SECTORIEL
(non vérifié et en milliers de dollars)

	Trimestre terminé le 31 octobre 2004			(chiffres retraités) Trimestre terminé le 31 octobre 2003		
	BAIIA	Amortissement	BAII	BAIIA	Amortissement	BAII
Manutention et commercialisation des grains	1 516 $	(2 582) $	(1 066) $	12 685 $	(2 340) $	10 345 $
Produits agroalimentaires	(3 419)	(2 571)	(5 990)	(3 017)	(2 404)	(5 421)
Transformation des produits agricoles	3 813	(1 286)	2 527	3 526	(1 288)	2 238
Résultats sectoriels	**1 910**	**(6 439)**	**(4 529)**	**13 194**	**(6 032)**	**7 162**
Charges du siège social	(4 000)	-	(4 000)	(4 173)	-	(4 173)
Selon les états financiers	**(2 090) $**	**(6 439) $**	**(8 529) $**	**9 021 $**	**(6 032) $**	**2 989 $**

rentrées de fonds en vue de financer les frais liés aux semailles et à la récolte. Les ventes de produits agroalimentaires dont les produits phytosanitaires, les semences et le traitement des semences, les engrais et le matériel agricole atteignent leur sommet au cours du quatrième trimestre, au moment des semailles. Des ventes de produits phytosanitaires et d'engrais sont également enregistrées au premier trimestre lorsque les producteurs préparent la terre avant l'arrivée de l'hiver, en vue des semailles du printemps. Les résultats et les ventes sont moins saisonniers dans le secteur de la transformation des produits agricoles. Dans l'ensemble, les ventes dans les secteurs de la manutention et de la commercialisation des grains ainsi que des produits agroalimentaires sont généralement plus importantes au quatrième trimestre.

Utilisation d'estimations
La préparation d'états financiers conformément aux PCGR exige de la direction qu'elle fasse des estimations et qu'elle émette des hypothèses qui ont une incidence sur les montants déclarés dans les états financiers consolidés et les notes complémentaires. Ces estimations reposent sur les meilleures connaissances de la direction sur les faits courants et sur les mesures que la société peut prendre dans l'avenir. La direction juge que ces estimations sont raisonnables, mais les résultats réels pourraient différer des estimations.

Les états financiers intermédiaires sont basés sur des principes comptables conformes à ceux qui sont utilisés et décrits dans les états financiers annuels, à l'exception de ce qui suit :

Modification de conventions comptables
Avec prise d'effet le 1er août 2004, la société a adopté la nouvelle norme de l'Institut Canadien des Comptables Agréés (ICCA) concernant les obligations liées à la mise hors service d'immobilisations (chapitre 3110 du *Manuel de l'ICCA*). Cette norme touche la constatation et la mesure des obligations juridiques liées à l'acquisition, à la construction, au développement ou à la mise en valeur des immobilisations corporelles que détient la société ou ses sociétés affiliées. Selon cette norme, l'obligation doit être constatée dans les états financiers de la période au cours de laquelle l'obligation naît lorsqu'il est possible de faire une estimation raisonnable de la juste valeur. Une charge de désactualisation est imputée aux résultats afin de constater la juste valeur de l'obligation au fil du temps.

Conformément à d'anciens principes comptables généralement reconnus, une coentreprise qui fabriquait des engrais à base de nitrate et de phosphate a constaté une provision pour coûts liés à la remise en état en 1987 au titre d'estimation des frais de restauration et d'enlèvement futurs. Les actifs liés aux anciennes opérations de fabrication ont été mis hors service et, par conséquent, indiquent une valeur de zéro dans les présents états financiers. L'ancienne provision pour coûts liés à la remise en état incluait les obligations liées à la démolition des installations et à la remise en état des piles de phosphogypse, lesquelles ne constituaient pas toutes des obligations juridiques aux termes du chapitre 3110 du *Manuel de l'ICCA*.

L'incidence de l'adoption rétroactive de la nouvelle norme relative aux obligations liées à la mise hors service d'immobilisations est la suivante :

- Aucune incidence sur la provision pour coûts liés à la remise en état ni sur les bénéfices répartis au 31 juillet 2004 (incidence négligeable au 31 juillet 2003)
- Incidence négligeable sur les résultats des exercices 2005 et 2004

Au 31 octobre 2004, la quote-part de la société sur les flux de trésorerie non actualisés requis pour régler les obligations liées à la mise hors service d'immobilisations s'élève à environ 15,5 M$. Ces obligations devraient être réglées au cours de la période allant de 2005 à 2014.

3. ACTIVITÉS ABANDONNÉES

Au cours de l'exercice terminé le 31 juillet 2004, la société s'est retirée des activités de Heartland Pork, Heartland Feeds et Aquaculture et ne participera plus de façon continue à l'exploitation de ces entités. Les résultats de ces activités pour les exercices antérieurs ont été reclassés au titre des activités abandonnées, conformément au chapitre 3475 du *Manuel de l'ICCA*, intitulé « Sortie d'actifs à long terme et abandon d'activités ».

Le 21 mai 2004, Heartland Pork et Heartland Feeds ont été vendues. Le 26 juillet 2004, Aquaculture a été vendue. Le produit en espèces tiré des désinvestissements s'est établi à 22,1 M$. L'emprunt bancaire à terme garanti de premier rang a été réduit de 10,3 M$ au cours de l'exercice terminé le 31 juillet 2004. Le solde du produit a été utilisé pour diminuer les emprunts à court terme. Au cours du trimestre terminé le 31 octobre 2004, la société a remboursé une tranche additionnelle de 1,5 M$ de la dette à terme lors du règlement final.

NOTES COMPLÉMENTAIRES – **Le 31 octobre 2004, en milliers de dollars canadiens, sauf indication contraire**

La ventilation des activités abandonnées présentée dans les états consolidés des résultats et des bénéfices non répartis (du déficit) se présente comme suit :

	Trimestre terminé le 31 octobre 2004	Trimestre terminé le 31 octobre 2003
Perte avant impôt des sociétés	- $	(2 622) $
Charge au titre de l'impôt des sociétés		
Impôts exigibles	-	(65)
Impôts futurs	-	-
Charge totale au titre de l'impôt des sociétés	-	(65)
Perte nette découlant des activités abandonnées*	- $	(2 687) $

* La perte nette découlant des activités abandonnées inclut :		
Produits tirés des ventes et des services	- $	11 296 $

4. PLACEMENTS À COURT TERME

	31 octobre 2004	31 octobre 2003	31 juillet 2004
Placements à court terme de Saskatchewan Wheat Pool	5 000 $	- $	- $
Placements à court terme des filiales et quote-part des placements à court terme des coentreprises	11 381	31 927	25 999
	16 381 $	31 927 $	25 999 $

5. DETTE BANCAIRE

	31 octobre 2004	31 octobre 2003	31 juillet 2004
Dette bancaire de Saskatchewan Wheat Pool	17 262 $	3 550 $	27 560 $
Dette bancaire des filiales et quote-part de la dette bancaire des coentreprises	1 767	3 072	2 245
	19 029 $	6 622 $	29 805 $

6. EMPRUNTS À COURT TERME

	31 octobre 2004	31 octobre 2003	31 juillet 2004
Emprunts à court terme de Saskatchewan Wheat Pool	- $	31 534 $	- $
Emprunts à court terme des filiales et quote-part des emprunts à court terme des coentreprises	467	-	1 501
	467 $	31 534 $	1 501 $

La société a une facilité de crédit renouvelable adossée auprès de ses banquiers totalisant 240 M$. Cette facilité de crédit renouvelable est garantie par des débiteurs, allant jusqu'à concurrence des tirages en vertu du programme de titrisation, et par une charge de premier rang sur les actifs de la société. La facilité de crédit arrive à échéance le 31 juillet 2005. Les intérêts sont payables mensuellement au taux préférentiel majoré de 3 %.

NOTES COMPLÉMENTAIRES – **Le 31 octobre 2004, en milliers de dollars canadiens, sauf indication contraire**

Au 31 octobre 2004, la société avait des lettres de crédit en cours et d'autres instruments similaires totalisant 41,1 M$ relativement à l'exploitation d'une agro-entreprise (42,4 M$ au 31 octobre 2003 et 30,6 M$ au 31 juillet 2004). Ces instruments réduisent effectivement le montant en espèces qui peut être tiré en vertu de la facilité de crédit renouvelable.

Au 31 octobre 2004, le crédit disponible en vertu de la facilité de crédit renouvelable se chiffrait à 37,3 M$ (58,9 M$ au 31 octobre 2003 et 68,0 M$ au 31 juillet 2004).

Les emprunts à court terme des filiales et la quote-part des emprunts à court terme des coentreprises consistent en des prêts bancaires d'exploitation, qui sont garantis par des stocks, des débiteurs et des immobilisations. La société ne garantit pas le remboursement des prêts consentis aux filiales et aux coentreprises, et n'en a pas la responsabilité.

7. DETTE À LONG TERME

	31 octobre 2004	31 octobre 2003	31 juillet 2004
Emprunt bancaire à terme garanti de premier rang (a)	78 730 $	90 600 $	80 251 $
Effets subordonnés de premier rang (b)	134 020	127 076	132 188
Effets subordonnés convertibles – composante passif (c)	28 775	24 832	27 735
Emprunts à terme auprès des membres	4 311	4 473	4 300
Dette des filiales et quote-part de la dette des coentreprises	14 341	27 060	15 349
	260 177	274 041	259 823
Tranche à court terme			
Emprunts à terme auprès des membres	560	1 175	659
Emprunt bancaire à terme garanti de premier rang (a)	956	-	-
Dette des filiales et quote-part de la dette des coentreprises	5 434	5 907	7 234
	6 950	7 082	7 893
Total de la dette à long terme	253 227 $	266 959 $	251 930 $

(a) **Emprunt bancaire à terme garanti de premier rang**

- Les intérêts sont payables chaque mois à un taux de 8 % jusqu'à l'entrée en vigueur des versements mensuels de capital et d'intérêts d'environ 1,5 M$, lesquels versements débutent le 1er octobre 2005.
- Le versement global en capital est exigible le 31 juillet 2008.
- L'emprunt est garanti par une charge de premier rang sur les actifs de la société.
- Selon la convention de crédit conclue avec les banquiers de la société, le produit net provenant de la vente de certaines immobilisations corporelles doit servir à réduire le prêt non remboursé. Conformément à cette convention de crédit, la société a remboursé 1,5 M$ au cours du trimestre terminé le 31 octobre 2004, ce qui représente le solde du produit net provenant de la vente de certaines entreprises ou de certains actifs commerciaux (voir la note 3) (néant pour le trimestre terminé le 31 octobre 2003).

(b) **Effets subordonnés de premier rang**

- Au moment de la restructuration du 31 janvier 2003, les effets subordonnés de premier rang ont été inscrits à la juste valeur estimative. La société l'accroît à leur valeur nominale de 150,0 M$ au moyen d'ajustements mensuels à la valeur actualisée (accroissement) apportés aux effets subordonnés de premier rang auxquels est associée une charge correspondante visant à augmenter les intérêts débiteurs.
- Les intérêts sont payables chaque mois à une fiducie et distribués chaque trimestre. Avant le 31 juillet 2005, les intérêts correspondent à 8 % de la valeur nominale, après cette date, ils s'élèvent à 12 %. Au 31 octobre 2004, la valeur nominale s'établissait à 150,0 M$ (150,0 M$ au 31 octobre 2003 et 150,0 M$ au 31 juillet 2004).
- Aucun paiement en capital n'est exigé jusqu'à l'échéance le 29 novembre 2008.
- La société peut rembourser les effets avant leur échéance sous réserve d'une prime variant entre 106 % du capital en tout temps avant le 1er janvier 2005 et 101 % du capital après le 31 décembre 2006.

- Les effets sont garantis par une charge de second rang grevant les actifs de la société, laquelle est subordonnée à la facilité de crédit renouvelable et à l'emprunt bancaire à terme garanti de premier rang, et ils sont de rang égal aux emprunts à vue auprès des membres ainsi qu'aux emprunts à terme auprès des membres.

(c) **Effets subordonnés convertibles**

- Au moment de la restructuration du 31 janvier 2003, la société a séparé les effets subordonnés convertibles en composantes passif et capitaux propres, en fonction de leur importance. La composante passif a été estimée à la valeur actualisée des intérêts en espèces devant être payés conformément au test de rendement minimal mentionné ci-dessous. L'estimation initiale s'accroît au moyen d'ajustements mensuels à la valeur actualisée (accroissement) apportés aux effets subordonnés convertibles auxquels est associée une charge correspondante visant à augmenter les intérêts débiteurs. La composante capitaux propres est accrue de façon à ce que la valeur au 29 novembre 2008 (jour précédant le droit de conversion de la société) reflète la valeur nominale et les intérêts courus, non réglés en espèces, des effets subordonnés convertibles restants non convertis. Cet accroissement est comptabilisé à titre de réduction des bénéfices non répartis (du déficit).
- Les intérêts sont comptabilisés à 9 %. Aucun paiement d'intérêts n'est exigé avant le 31 juillet 2005. Les intérêts peuvent être payés après la fin de chacun des exercices compris entre 2006 et 2008, à condition d'atteindre un certain seuil pour le BAIIA consolidé cumulé moins les intérêts en espèces consolidés et pour la titrisation. Les intérêts impayés continueront de courir. Les paiements d'intérêts annuels sont limités à un montant maximal équivalant aux intérêts dus sur les effets pour chaque exercice compris entre 2006 et 2008.
- La société est d'avis que les tests de rendement minimal ne pourront être atteints en raison de deux événements qui se sont produits et que, par conséquent, les paiements d'intérêts en espèces ne pourront être effectués en 2006, 2007 et 2008. Premièrement, le secteur de la manutention et de la commercialisation des grains a enregistré une diminution du BAIIA au cours de l'exercice 2004 en raison de la sécheresse liée à la récolte de 2003. Deuxièmement, la société s'est départie de Heartland Pork et de Heartland Feeds en mai 2004. Ces deux événements ont eu une influence défavorable sur les tests. Toutefois, conformément à l'abrégé 70 du Comité sur les problèmes nouveaux, la société conservera son classement initial des effets subordonnés convertibles en composantes passif/capitaux propres et continuera de comptabiliser les intérêts en accroissement de la dette et des intérêts débiteurs à l'aide de ses estimations initiales jusqu'à ce que les dates des tests de rendement minimal soient passées et que les intérêts réels basés sur les tests aient été officiellement déterminés.
- Les effets sont garantis par une charge de troisième rang grevant les actifs de la société.
- Les effets sont convertibles par leur porteur en actions sans droit de vote de catégorie B de la société au taux approximatif de 2 227,2 actions contre 1 000 $ du capital du billet en tout temps avant le 30 novembre 2008 (sous réserve d'ajustements dans certains cas, tels que la consolidation ou le fractionnement d'actions).
- À partir du 30 novembre 2008, la société aura le droit de convertir, sous certaines réserves, les effets subordonnés convertibles (y compris les intérêts courus) en actions d'une seule catégorie d'actions ordinaires avec droit de vote de la société, lesquelles représentent 90 % des actions en circulation de cette catégorie sur une base diluée, à condition que les conversions effectuées par les porteurs de ces effets en actions sans droit de vote de catégorie B avant l'échéance réduisent ce ratio de façon proportionnelle. En vertu de cette disposition, les effets subordonnés convertibles qui sont toujours en circulation le 31 octobre 2004 donneraient droit à environ 61 % de ces actions créées récemment sur une base diluée.
- Au cours du trimestre terminé le 31 octobre 2004, des effets portant intérêt à 9 % d'une valeur nominale de 4,3 M$ (81,4 M$ depuis le début) ont été convertis au gré du porteur en 9,5 millions d'actions sans droit de vote de catégorie B (181,4 millions depuis le début) laissant en circulation des effets d'une valeur nominale de 173,6 M$.

(d) **Autres**

- La vente de certaines garanties pour un produit supérieur à 10 M$ exigerait d'abord, le remboursement partiel des effets subordonnés de premier rang jusqu'à leur remboursement intégral, et, ensuite, l'application du produit aux effets subordonnés convertibles.
- Les emprunts à terme auprès des membres sont garantis et sont composés d'emprunts variant entre un an et sept ans auprès d'actionnaires de catégorie A et d'employés. Les intérêts doivent être payés chaque semestre à des taux variant entre 5,5 % et 9,0 %.
- Les dettes des filiales et la quote-part des dettes des coentreprises portent intérêt à des taux fixes et variables. Elles arrivent à échéance entre les exercices 2005 et 2007, et sont garanties par certains actifs et certaines dettes font l'objet de clauses restrictives.
- La société ne garantit pas le remboursement des dettes des filiales ou des coentreprises, et elle n'en assume pas la responsabilité.

NOTES COMPLÉMENTAIRES – **Le 31 octobre 2004, en milliers de dollars canadiens, sauf indication contraire**

8. CAPITAL-ACTIONS

Le tableau qui suit décrit le capital-actions en actions sans droit de vote de catégorie B pour les trimestres terminés le 31 octobre 2004 et le 31 octobre 2003.

	Émises et en circulation	
	Nombre d'actions*	Montant en $
Solde au 31 juillet 2003	172 107 044	59 417 $
Effets subordonnés convertibles convertis en actions de catégorie B au cours du trimestre	9 696 751	3 361
Solde au 31 octobre 2003	181 803 795	62 778
Effets subordonnés convertibles convertis en actions de catégorie B au cours du trimestre	50 414 954	18 509
Solde au 31 juillet 2004	232 218 749	81 287
Effets subordonnés convertibles convertis en actions de catégorie B au cours du trimestre	9 522 075	3 817
Solde au 31 octobre 2004	241 740 824	85 104 $

* Le nombre d'actions n'est pas présenté en milliers.

9. COMPOSANTE CAPITAUX PROPRES DES EFFETS SUBORDONNÉS CONVERTIBLES

La société a émis des effets subordonnés convertibles pour un total de 255 M$ dans le cadre de la restructuration financière survenue le 31 janvier 2003. Ces effets subordonnés convertibles sont classés au bilan à titre de composantes du passif et des capitaux propres. Le tableau ci-dessous présente l'évolution de la composante capitaux propres :

Solde au 31 juillet 2003	130 663 $
Accroissement des bénéfices non répartis	5 029
Conversions effectuées au cours du trimestre terminé le 31 octobre 2003 dont la valeur nominale s'élève à 4,3 M$ (voir la note 8)	(3 361)
Solde au 31 octobre 2003	132 331
Accroissement des bénéfices non répartis	14 813
Conversions effectuées au cours de la période de neuf mois terminée le 31 juillet 2004 dont la valeur nominale s'élève à 22,7 M$ (voir la note 8)	(18 509)
Solde au 31 juillet 2004	128 635
Accroissement des bénéfices non répartis	5 013
Conversions effectuées au cours du trimestre terminé le 31 octobre 2004 dont la valeur nominale s'élève à 4,3 M$ (voir la note 8)	(3 817)
Solde au 31 octobre 2004	129 831 $

NOTES COMPLÉMENTAIRES – **Le 31 octobre 2004, en milliers de dollars canadiens, sauf indication contraire**

10. BÉNÉFICE PAR ACTION

	Trimestre terminé le 31 octobre 2004	Trimestre terminé le 31 octobre 2003
Perte nette	(15 630) $	(9 806) $
Moins : perte nette découlant des activités poursuivies	(15 630)	(7 119)
Perte découlant des activités abandonnées (numérateur – activités abandonnées)	- $	(2 687) $
Perte nette découlant des activités poursuivies	(15 630) $	(7 119) $
Accroissement de la composante capitaux propres des effets subordonnés convertibles	(5 013)	(5 029)
Numérateur – activités poursuivies	(20 643) $	(12 148) $
Perte nette	(15 630) $	(9 806) $
Accroissement de la composante capitaux propres des effets subordonnés convertibles	(5 013)	(5 029)
Numérateur – perte nette	(20 643) $	(14 835) $
Dénominateur pour les montants par actions, de base et dilué :		
Nombre moyen pondéré d'actions en circulation	239 999	177 489
Perte de base et diluée par action :		
Activités poursuivies	(0,09) $	(0,07) $
Activités abandonnées	(0,00) $	(0,01) $
Perte nette	(0,09) $	(0,08) $

Pour calculer le nombre moyen pondéré d'actions en circulation, il a été supposé que les 22,9 millions d'actions émises dans le cadre de la restructuration avaient été émises le 31 janvier 2003.

L'effet dilutif potentiel de la conversion des effets subordonnés convertibles et l'exercice des options liées aux nouveaux régimes d'options sur actions à l'intention des membres et de la direction n'ont pas été inclus dans le calcul du bénéfice (de la perte) dilué(e) par action étant donné que le résultat serait anti-dilutif.

11. INTÉRÊTS DÉBITEURS

	Trimestre terminé le 31 octobre 2004	Trimestre terminé le 31 octobre 2003 (chiffres retraités)
Participation de Saskatchewan Wheat Pool	6 435 $	7 613 $
Amortissement et accroissement autres qu'en espèces de Saskatchewan Wheat Pool	2 872	2 482
Participation des filiales et quote-part de la participation des coentreprises	48	81
	9 355 $	10 176 $

12. AVANTAGES SOCIAUX POSTÉRIEURS À L'EMPLOI

Le coût net des prestations au titre des régimes de retraite à prestations déterminées et des allocations de retraite de la société s'élève à 0,5 M$ pour le trimestre terminé le 31 octobre 2004 (0,8 M$ pour le trimestre terminé le 31 octobre 2003). Les charges au titre du régime de retraite à cotisations déterminées se chiffrent à 0,8 M$ pour le trimestre terminé le 31 octobre 2004 (0,7 M$ pour le trimestre terminé le 31 octobre 2003).

13. GARANTIES ET ÉVENTUALITÉS

a) Lettres de crédit bancaire et instruments similaires (voir la note 6).

b) En vertu des modalités d'une entente, une institution financière fournit du crédit à des clients de la société (producteurs) afin d'acquérir des intrants de culture. Les prêts sont étalés en fonction du nombre d'années que dure le programme. Les prêts octroyés aux producteurs sont généralement remboursables à cette institution financière le 31 janvier suivant l'année du programme. Les prêts consentis en vertu du programme sont garantis par un contrat de garantie générale octroyé par le client et couvrant les actifs liés aux cultures et à l'exploitation agricole.

La société perçoit les versements du prêt effectués par les clients producteurs à l'intention de l'institution financière et les dépose en fiducie, puis elle transfère ces paiements le jour ouvrable suivant.

En vertu de l'entente, la société a accepté de rembourser cette institution financière pour les pertes sur prêts supérieures à une certaine provision (voir le tableau qui suit). Les remboursements sont payables à cette institution financière à la fin de décembre ou onze mois après la date d'échéance du prêt accordé au producteur. La société prévoit que les pertes sur prêts dépassant celles qui ont été prévues dans les états financiers ne seront pas importantes. Lorsque des paiements relatifs aux comptes en souffrance sont versés à l'institution financière dans le cadre de ce programme, le compte en souffrance est attribué à la société et celle-ci doit ensuite recouvrer les montants à payer par le client. Les recouvrements ultérieurs relatifs à ces comptes en souffrance sont attribués à la société et à l'institution financière en fonction de leur part proportionnelle du produit recouvré.

			31 octobre 2004	31 octobre 2003	31 juillet 2004
	Date d'échéance du prêt au producteur – 31 janvier	Date de remboursement par la société – 31 décembre	Solde impayé par le producteur	Solde impayé par le producteur	Solde impayé par le producteur
Programme de prêt 2002	2003	2003	- $	1 084 $	- $
Programme de prêt 2003	2004	2004	3 341	130 581	4 652
Programme de prêt 2004	2005	2005	153 590	2 593	157 940
Programme de prêt 2005	2006	2006	253	-	-
			157 184 $	134 258 $	162 592 $

	31 octobre 2004	31 octobre 2003	31 juillet 2004
Provision totale de la société	7 501 $	3 882 $	8 312 $
Tranche à court terme	(2 844)	(872)	(3 810)
Tranche à long terme	4 657 $	3 010 $	4 502 $

c) La société détient une participation dans Western Co-operative Fertilizers Limited (« WCFL »). WCFL détient quant à elle une participation dans Canadian Fertilizers Limited (« CFL »). À la fin de 2003, CFL a reçu un avis de projet de régularisation de l'Agence du revenu du Canada (« ARC ») à la suite d'une vérification de ses années d'imposition comprises entre 1997 et 2000. L'ARC est d'avis que les déductions par CFL de certains frais de gestion payés en vertu d'un contrat à un actionnaire de CFL ne devraient pas être autorisées.

L'ARC n'a pas encore officiellement réévalué CFL et des discussions entre les deux parties sont en cours. CFL est d'avis que la prise de position de l'ARC est sans fondement et que ce différend en matière d'impôts sera résolu sans incidence importante pour ses actionnaires. Toutefois, si CFL devait ne pas obtenir gain de cause, la quote-part de la société assujettie au risque maximal s'élèverait à environ 5,3 M$.

d) Dans le cours normal de ses activités, la société peut, de temps à autre, s'engager à garantir des stocks de produits agroalimentaires d'un apparenté, à des fins de livraison à une date ultérieure. Le 31 octobre 2004, la valeur en dollars de cet engagement s'établissait à 0,5 M$ (néant en 2003).